NOTICE OF SPECIAL MEETING OF THE PRIMEWEST SECURITYHOLDERS

to be held November 21, 2007

and

NOTICE OF PETITION TO THE COURT OF QUEEN’S
BENCH OF ALBERTA

and

INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

PRIMEWEST ENERGY TRUST, PRIMEWEST ENERGY INC., PRIMEWEST AMERICA INC., PRIMEWEST OIL LLC, PRIMEWEST ENERGY NORTH AMERICA PARTNERSHIP, PRIMEWEST PETROLEUM INC., PRIMEWEST ENERGY DEVELOPMENT ULC
AND
1350849 ALBERTA LTD., TAQA NORTH LTD.
(BOTH WHOLLY-OWNED SUBSIDIARIES OF ABU DHABI NATIONAL ENERGY COMPANY PJSC)

AND

THE PRIMEWEST SECURITYHOLDERS

October 19, 2007

TABLE OF CONTENTS

LETTER TO SECURITYHOLDERS

I

NOTICE OF MEETING

iii

NOTICE OF PETITION

viii

INFORMATION CIRCULAR                                                                                                                                                       1

Introduction                                                                                                                                                                    1

Forward-looking Statements                                                                                                                                        1

Barrel of Oil Equivalency                                                                                                                                              3

Advice to Beneficial Holders of Units                                                                                                                        3

Notice to Beneficial Holders of Exchangeable Shares                                                                                              3

Supplementary Disclosure - Non-Canadian GAAP Measures                                                                               4

Information For United States Securityholders                                                                                                         4

Currency Exchange Rates                                                                                                                                             6

GLOSSARY OF TERMS                                                                                                                                                                7

CONVENTIONS                                                                                                                                                                           16

ABBREVIATIONS                                                                                                                                                                       16

CONVERSIONS                                                                                                                                                                            16

SUMMARY INFORMATION                                                                                                                                                    17

The Meeting                                                                                                                                                                 17

The Arrangement                                                                                                                                                         17

Background to and Reasons for the Arrangement                                                                                                 18

Fairness Opinion                                                                                                                                                          23

Recommendation of the Board of Directors                                                                                                             24

Effect of the Arrangement                                                                                                                                          24

Procedure for Exchange of Securities                                                                                                                       26

Approval of Securityholders Required for the Arrangement                                                                                26

Right to Dissent                                                                                                                                                           26

Lock-up Agreements                                                                                                                                                   27

Final Order                                                                                                                                                                     27

Other Regulatory Approvals                                                                                                                                      27

Source of Funds for the Arrangement                                                                                                                      28

Canadian Federal Income Tax Considerations                                                                                                        28

United States Federal Income Tax Considerations                                                                                                 28

Other Tax Considerations                                                                                                                                           28

Information Concerning PrimeWest                                                                                                                          29

Information Concerning the Purchaser, TAQA North and TAQA                                                                      29

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT                                                                                   30

Background to the Arrangement                                                                                                                               30

Reasons for and Advantages of the Arrangement                                                                                                 33

Fairness Opinion                                                                                                                                                          35

Recommendation of the Board of Directors                                                                                                             36

THE ARRANGEMENT                                                                                                                                                               36

Effect of the Arrangement                                                                                                                                          36

Details of the Arrangement                                                                                                                                        38

Arrangement Agreement                                                                                                                                            40

Conditions Precedent to the Arrangement                                                                                                              44

Procedure for the Arrangement Becoming Effective                                                                                              46

Timing                                                                                                                                                                            47

Procedure for Exchange of Securities                                                                                                                       48

Source of Funds for the Arrangement                                                                                                                      48

Canadian Federal Income Tax Considerations                                                                                                        49

United States Federal Income Tax Considerations                                                                                                 51

Right to Dissent                                                                                                                                                           54

Interests of Certain Persons or Companies in the Matters to be Acted Upon                                                   56

Expenses of the Arrangement                                                                                                                                    57

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Stock Exchange Listings and Reporting Issuer Status                                                                                          57

Other Regulatory Approvals                                                                                                                                     57

Securities Law Matters                                                                                                                                               60

Judicial Developments                                                                                                                                                60

Experts                                                                                                                                                                           61

INFORMATION CONCERNING PRIMEWEST                                                                                                                      61

Organizational Structure of PrimeWest                                                                                                                    61

Principal Holders of Units                                                                                                                                           62

Documents Incorporated by Reference                                                                                                                    63

Price Range and Trading Volume of Units                                                                                                               64

Auditors, Transfer Agent and Registrar                                                                                                                  64

Additional Information                                                                                                                                                64

INFORMATION CONCERNING THE PURCHASER, TAQA NORTH AND TAQA                                                        64

RISK FACTORS                                                                                                                                                                           65

Risks Relating to the Arrangement                                                                                                                           65

Risks Relating to PrimeWest                                                                                                                                      65

GENERAL PROXY MATTERS                                                                                                                                                  65

Solicitation of Proxies                                                                                                                                                  65

Appointment and Revocation of Proxies                                                                                                                 66

Signature of Proxy                                                                                                                                                        67

Voting of Proxies                                                                                                                                                          67

Exercise of Discretion of Proxy                                                                                                                                  67

Voting Securities and Principal Holders Thereof                                                                                                    67

Procedure and Votes Required                                                                                                                                  67

APPENDIX A ARRANGEMENT RESOLUTION

A1

APPENDIX B INTERIM ORDER

B1

APPENDIX C ARRANGEMENT AGREEMENT

C1

APPENDIX D FAIRNESS OPINION

D1

APPENDIX E SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

E1

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October 19, 2007

Dear Unitholder; Exchangeable Shareholder; Unit Appreciation Right holder:

You are invited to attend a special meeting of the holders of trust units and unit appreciation rights of PrimeWest Energy Trust (“PrimeWest”) and the holders of exchangeable shares of PrimeWest Energy Inc. (“PEI”) to consider a plan of arrangement (the “Arrangement”) involving PrimeWest, PEI, their subsidiaries, the holders of trust units, exchangeable shares and unit appreciation rights, 1350849 Alberta Ltd. (the “Purchaser”) and TAQA North Ltd. (“TAQA North”) (the Purchaser and TAQA North both being wholly-owned subsidiaries of Abu Dhabi National Energy Company PJSC) under which the Purchaser will acquire all of the outstanding trust units for Cdn.$26.75 in cash per trust unit and all of the outstanding exchangeable shares of PEI for cash consideration per exchangeable share equal to the product of Cdn.$26.75 and the exchange ratio of the exchangeable shares on the effective date of the Arrangement.  The Arrangement also provides that PEI will acquire all outstanding unit appreciation rights issued pursuant to PrimeWest’s long term incentive plan for a cash payment to the holders thereof of the amount to which such holders would have been entitled if such rights were exercised on the effective date of the Arrangement and the trust unit price was Cdn.$26.75 on that date.

The meeting will be held at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta at 3:00 p.m. (Calgary time) on Wednesday, November 21, 2007. Even if you are able to attend the meeting, please complete the enclosed form of proxy or voting direction and submit it via the internet, by telephone or through the mail in the enclosed postage-paid envelope, as soon as possible to ensure your representation in the vote.

After careful consideration and a review of business and strategic alternatives, the board of directors of PEI concluded that the Arrangement represented the best value reasonably available to the unitholders and exchangeable shareholders at that time and unanimously determined that the Arrangement was in the best interests of PrimeWest, the unitholders and the exchangeable shareholders.  The board of directors of PEI unanimously recommends that unitholders and exchangeable shareholders vote in favour of the special resolution to approve the Arrangement.  In arriving at its conclusions, the board of directors of PEI considered, among others, the following factors:

•

Premium:  The consideration offered for the trust units under the Arrangement represents a premium of approximately 34.2% and 34.3% to the closing price of the trust units on the TSX and the NYSE, respectively, on September 21, 2007, the last trading day prior to the announcement of the Arrangement.  The consideration also represents a premium of approximately 26.5% and 32.6% to the 30-day weighted average trading price for the Units on the TSX and the NYSE, respectively, for the period ended September 21, 2007;

•

The Arrangement Represents the Most Favourable Strategic Alternative Available to PrimeWest:  Despite PrimeWest's past successes and the belief of the board of directors of PEI that PrimeWest could successfully implement its current business plan, the board concluded that the value offered to securityholders under the Arrangement is more favourable to securityholders in the near to medium term than the potential value that might have resulted from other strategic alternatives then reasonably available to PrimeWest, including remaining a publicly-traded entity and pursuing PrimeWest's current business plan, pursuing alternative transactions through an auction or other process, and other restructuring and asset divestment alternatives;

•

Fairness Opinion:  CIBC World Markets Inc., PrimeWest's sole financial advisor, provided the board of directors of PEI with an opinion that, as of September 23, 2007, and based upon and subject to the assumptions, limitations and qualifications described in such opinion, the consideration to be received by the unitholders and exchangeable shareholders pursuant to the Arrangement is fair, from a financial point of view, to such unitholders and exchangeable shareholders, respectively.  A copy of the fairness opinion is included as Appendix D to the accompanying information circular; and

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•

Cash Consideration:  The cash consideration to be received by unitholders and exchangeable shareholders under the Arrangement provides immediate liquidity and certainty of value to unitholders and exchangeable shareholders that is not subject to market fluctuations.  Unitholders wishing to hold an investment in a natural gas-weighted energy trust would have the option of reinvesting their cash proceeds in a number of alternative publicly-traded energy trusts.

For a complete description of the factors considered by the board of directors of PEI, see the section of the accompanying information circular entitled “Background to and Reasons for the Arrangement – Reasons for and Advantages of the Arrangement”.

The agreement with the Purchaser and TAQA North providing for the Arrangement permits PrimeWest to maintain its current monthly distribution at an amount not greater than Cdn.$0.25 per trust unit payable in each of the months of October and November 2007. Therefore, if the effective date of the Arrangement occurs in November, the final distribution to unitholders will be paid on November 15, 2007.  However, except in certain circumstances, if the securityholder meeting is held on or before November 30, 2007 and the effective date of the Arrangement is delayed beyond the third business day of the following month, the agreement permits PrimeWest to continue to pay monthly distributions.  If PrimeWest is permitted to pay distributions after November, the distribution amount will be set at the discretion of the board of directors of PEI, but will not exceed Cdn.$0.25 per trust unit per month thereafter.

All of the members of the board of directors of PEI have entered into agreements with the Purchaser under which they have agreed to vote or cause to be voted all trust units, exchangeable shares and unit appreciation rights held by them, or over which they exercise control or direction, in favour of the special resolution approving the Arrangement.

For the Arrangement to become effective, the special resolution must be approved by at least 66⅔% of the votes cast by unitholders, exchangeable shareholders and holders of unit appreciation rights, voting together as a single class, and by at least a simple majority of the votes cast by unitholders and exchangeable shareholders, voting together as a single class, represented in person or by proxy at the meeting. The Arrangement is also subject to court and regulatory approval and other conditions that are typical of such transactions.  If all necessary approvals are obtained and all other conditions to the implementation of the Arrangement are satisfied or waived, PrimeWest anticipates that the Arrangement will become effective on or about November 23, 2007.

The accompanying information circular contains a detailed description of the Arrangement, as well as detailed information about PrimeWest, PEI, the Purchaser and TAQA North. Please consider this material carefully and, if you require assistance, consult your financial, tax or other professional advisors.

Yours very truly,

(signed) “Donald A. Garner”

Donald A. Garner, President and Chief Executive Officer
PrimeWest Energy Inc.

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PRIMEWEST ENERGY TRUST
NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS
to be held November 21, 2007

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Court of Queen’s Bench of Alberta dated October 19, 2007 a special meeting (the “Meeting”) of the holders (“Unitholders”) of trust units (“Units”) of PrimeWest Energy Trust (“PrimeWest”), the holders (“Exchangeable Shareholders”) of exchangeable shares (“Exchangeable Shares”) of PrimeWest Energy Inc. (“PEI”), and the holders (“UAR Holders” and, together with the Unitholders and Exchangeable Shareholders, collectively the “Securityholders”) of unit appreciation rights (“UARs” and, together with the Units and Exchangeable Shares, collectively the “Securities”) of PrimeWest will be held at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta on November 21, 2007, at 3:00 p.m. (Calgary time) for the following purposes:

(a)

to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement dated October 19, 2007 (the “Information Circular”) to approve a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) (the “Arrangement”), all as more particularly described in the Information Circular; and

(b)

to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting, and the full text of the Arrangement Resolution, are set forth in the Information Circular.

The record date (the “Record Date”) for determination of Securityholders entitled to receive notice of, and to attend and vote at, the Meeting is October 19, 2007.  Only Securityholders whose names have been entered in the applicable register on the close of business on the Record Date will be entitled to receive notice of, and to attend and vote at, the Meeting.  Holders of Securities who acquire their Securities after the Record Date will not be entitled to vote such Securities at the Meeting.

Pursuant to the Interim Order, the Securityholders will vote together as a single class of securities at the Meeting.  Each Unit entitled to be voted at the Meeting will entitle the holder thereof to one vote at the Meeting.  Each Exchangeable Share entitled to be voted at the Meeting will entitle Computershare Trust Company of Canada, as voting and exchange trustee and for the benefit of the holder thereof, to that number of votes at the Meeting equal to the number of votes that an Exchangeable Shareholder would have been entitled had the holder exchanged such Exchangeable Share for Units immediately prior to the Record Date.  Each UAR entitled to be voted at the Meeting will entitle the holder thereof to one vote at the Meeting.

A Unitholder or UAR Holder may attend the Meeting in person or may be represented by proxy.  Unitholders or UAR Holders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof (the WHITE form of proxy in the case of Unitholders and the PINK form of proxy in the case of UAR Holders).  To be effective, a proxy must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by mail (or by courier or hand delivery to 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8) no later than 24 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting (i.e., not later than 3:00 p.m. (Calgary time) on Tuesday, November 20, 2007) or any adjournment thereof or be deposited with the Chairman of the Meeting prior to its commencement.  Unitholders and UAR Holders may also use a touch-tone telephone to transmit voting instructions on or before the date and time noted above, although Unitholders and UAR Holders cannot use the telephone voting service to designate another person to attend and vote on their behalf at the Meeting.  In addition, Unitholders and UAR Holders may use the internet (at www.investorvote.com) to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on the Unitholder’s or UAR Holder’s, as the case may be, behalf at the Meeting.  For more information regarding voting by telephone and voting by internet or appointing a proxy by internet, see the form of proxy for Unitholders or UAR Holders, as applicable, and/or the Information Circular enclosed herewith.

An Exchangeable Shareholder may give Computershare Trust Company of Canada voting instructions for a number of votes equal to the number of votes that such Exchangeable Shareholder would have been entitled had the holder exchanged its Exchangeable Shares for Units immediately prior to the Record Date. The form of voting direction which

( iii)

accompanies the Information Circular is the means by which Exchangeable Shareholders may authorize the exercise of the voting rights associated with its Exchangeable Shares. Computershare Trust Company of Canada will exercise each vote only as directed on the voting direction. In the absence of instructions as to voting, Computershare Trust Company of Canada will not exercise these votes.  Exchangeable Shareholders may also instruct Computershare Trust Company of Canada to give a proxy entitling the holder’s designee to vote personally the relevant number of votes or to grant to PEI a proxy to vote those votes. The procedures for Exchangeable Shareholders to instruct Computershare Trust Company of Canada about voting at the Meeting are explained in the “Voting Instruction Form for Holders of Exchangeable Shares” that has been provided to Exchangeable Shareholders with the Information Circular. To be effective, the voting direction must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 by mail (or by courier or hand delivery to 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8) no later than 24 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting (i.e., not later than 3:00 p.m. (Calgary time) on Tuesday, November 20, 2007) or any adjournment thereof.

A proxyholder has discretion under the accompanying forms of proxy to consider a number of matters relating to the Arrangement.  Securityholders who are planning on returning any of the accompanying forms of proxy or voting direction, as applicable, are encouraged to review the Information Circular carefully before submitting the applicable proxy form or voting direction.

Registered holders of Units or Exchangeable Shares have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their Units or Exchangeable Shares in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta), the Interim Order and the Arrangement.  A Unitholder’s or Exchangeable Shareholder’s right to dissent is more particularly described in the Information Circular and the text of Section 191 of the Business Corporations Act (Alberta) as set forth in Appendix E to the Information Circular.  A dissenting Unitholder or Exchangeable Shareholder must send PrimeWest, c/o its counsel, Stikeman Elliott LLP, 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5, Attention: Luigi A. Cusano, a written objection to the Arrangement Resolution, which written objection must be received by 4:00 p.m. (Calgary time) on November 20, 2007 or the last business day immediately preceding the date of any adjournment of the Meeting.

Failure to strictly comply with the requirements set forth in Section 191 of the Business Corporations Act (Alberta) may result in the loss of any right to dissent.  Persons who are beneficial owners of Units or Exchangeable Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Units and Exchangeable Shares are entitled to dissent.  Accordingly, a beneficial owner of Units or Exchangeable Shares desiring to exercise the right to dissent must make arrangements for the Units or Exchangeable Shares beneficially owned by such holder to be registered in such holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by PrimeWest or, alternatively, make arrangements for the registered holder of such Units or Exchangeable Shares to dissent on behalf of the holder.

Dated at the City of Calgary, in the Province of Alberta, this 19th day of October, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF PRIMEWEST ENERGY INC., THE DULY APPOINTED ATTORNEY FOR PRIMEWEST ENERGY TRUST
By:	(signed) “Donald A. Garner”
Donald A. Garner President and Chief Executive Officer

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 IN THE COURT OF QUEEN’S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED

PRIMEWEST ENERGY TRUST, PRIMEWEST ENERGY INC., PRIMEWEST AMERICA INC., PRIMEWEST OIL LLC, PRIMEWEST ENERGY NORTH AMERICA PARTNERSHIP, PRIMEWEST PETROLEUM INC., PRIMEWEST ENERGY DEVELOPMENT ULC, 1350849 ALBERTA LTD., TAQA NORTH LTD. AND THE HOLDERS OF TRUST UNITS OF PRIMEWEST ENERGY TRUST, THE HOLDERS OF UNIT APPRECIATION RIGHTS OF PRIMEWEST ENERGY TRUST AND THE HOLDERS OF EXCHANGEABLE SHARES OF PRIMEWEST ENERGY INC.

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the “Petition”) has been filed with the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”), on behalf of PrimeWest Energy Trust (“PrimeWest”), PrimeWest Energy Inc. (“PEI”), PrimeWest America Inc. (“PrimeWest America”), PrimeWest Oil LLC (“PrimeWest LLC”), PrimeWest Energy North America Partnership (“PrimeWest Partnership”), PrimeWest Petroleum Inc. (“PrimeWest Petroleum”) and PrimeWest Energy Development ULC (“PrimeWest ULC”), with respect to a proposed arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended (the “ABCA”), involving PrimeWest, PEI, PrimeWest America, PrimeWest LLC, PrimeWest Partnership, PrimeWest Petroleum, PrimeWest ULC, 1350849 Alberta Ltd. (the “Purchaser”), TAQA North Ltd. (“TAQA North”), the holders of trust units (“Units”) of PrimeWest (“Unitholders”), the holders of unit appreciation rights (“UARs”) of PrimeWest (“UAR Holders”) and the holders of exchangeable shares (“Exchangeable Shares”) of PEI (“Exchangeable Shareholders” and, together with Unitholders and UAR Holders, collectively the “Securityholders”), which Arrangement is described in greater detail in the Information Circular and Proxy Statement of PrimeWest dated October 19, 2007, accompanying this Notice of Petition.  At the hearing of the Petition, PrimeWest, PEI, PrimeWest America, PrimeWest LLC, PrimeWest Partnership, PrimeWest Petroleum and PrimeWest ULC intend to seek:

(c)

a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected, including without limitation the Securityholders;

(d)

an order declaring that registered Unitholders and registered Exchangeable Shareholders shall have the right to dissent in respect of the Arrangement pursuant to the provisions of Section 191 of the ABCA, as modified by the interim order of the Court dated October 19, 2007;

(e)

an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(f)

a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms and will be binding on PrimeWest, PEI, PrimeWest America and PrimeWest ULC, the Purchaser, TAQA North and the Securityholders and all other affected persons on and after the Effective Date, as defined in the Arrangement; and

(g)

such other and further orders, declarations and directions as the Court may deem just.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen’s Bench of Alberta, Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta, on the 22nd day of November, 2007 at 9:00 a.m. (Calgary time), or as soon thereafter as counsel may be heard.  Any Securityholder or any other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose.  Any Securityholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen’s Bench of Alberta, Judicial District of Calgary, and serve upon PrimeWest on or before noon (Calgary time) on November 14, 2007, a notice of intention to appear, including an address for service in the Province of Alberta, together with any evidence or materials which are to be presented to the Court.  Service on PrimeWest is to be effected by delivery to the solicitors for PrimeWest at its address set out below.  If any Securityholder or any other such interested party does not attend, either in person or by counsel, at that time, the Court may

( v)

approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by PrimeWest, PEI, PrimeWest America, PrimeWest LLC, PrimeWest Partnership, PrimeWest Petroleum and PrimeWest ULC, the Purchaser or TAQA North and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order dated October 19, 2007, has given directions as to the calling and holding of a meeting of Securityholders for the purpose of such Securityholders voting upon a resolution to approve the Arrangement and has directed that registered Unitholders and registered Exchangeable Shareholders shall have the right to dissent with respect to the Arrangement in accordance with the provisions of Section 191 of the ABCA, as amended by the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Securityholders or any other interested party requesting the same by the undermentioned solicitors for PrimeWest upon written request delivered to such solicitors as follows:

Stikeman Elliott LLP 4300 Bankers Hall West 888 – 3rd Street S.W. Calgary, Alberta T2P 5C5 Attention: Luigi A. Cusano

DATED at the City of Calgary, in the Province of Alberta, this 19th day of October, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF PRIMEWEST ENERGY INC.
By:	(signed) “Donald A. Garner”
Donald A. Garner President and Chief Executive Officer

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INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of PEI, in its capacity as administrator of PrimeWest, for use at the Meeting and any adjournment thereof.  No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning the Acquiring Parties contained in this Information Circular has been provided by the Acquiring Parties or taken from public sources for inclusion in this Information Circular.  Although PrimeWest has no knowledge that would indicate that any of such information is untrue or incomplete, PrimeWest does not assume any responsibility for the accuracy or completeness of such information or the failure by the Acquiring Parties to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to PrimeWest.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule A to the Arrangement Agreement, which agreement is attached as Appendix  to this Information Circular.  You are urged to carefully read the full text of the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”.  Information contained in this Information Circular is given as of October 19, 2007 unless otherwise specifically stated.

Forward-looking Statements

Certain statements contained in this Information Circular, including documents incorporated by reference herein, constitute forward-looking statements, including forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical fact contained in this Information Circular are forward-looking statements.  Securityholders can identify many of these statements by looking for words such as “may”, “believe”, “expects”, “will”, “intends”, “should”, “plan”, “predict”, “potential”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof or other comparable terminology.

Specifically, these forward-looking statements include, without limitation, statements with respect to: quantity and recoverability of reserves; timing and amount of future production; prices for oil, natural gas and natural gas liquids produced; operating and other costs; business strategies and plans of management; supply and demand for oil and natural gas; expectations regarding PrimeWest’s ability to raise capital and to add to reserves through acquisitions and exploration and development; treatment under governmental regulatory regimes; the focus of capital expenditures on development activity rather than exploration; the sale, farming in, farming out or development of certain exploration properties using third-party resources; the objective to achieve a predictable level of monthly cash distributions; the intention of maintaining a payout ratio of distributions to cash flow from operations within any range; the goal of ultimately funding distributions and capital expenditures with funds flow from operations; the use of development activity and acquisitions to replace and add to reserves; the impact of changes in oil and natural gas prices on cash flow after hedging; drilling plans; the existence, operations and strategy of the commodity price risk management program; the approximate and maximum amount of forward sales and hedging to be employed; acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom; the impact of the Canadian federal and provincial governmental regulations relative to other oil and natural gas issuers of similar size; the goal to sustain or grow production and reserves through prudent management and acquisitions; the emergence of accretive opportunities; the ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets; the timing of the Final Order and the Effective Date of the Arrangement; the timing and amount of consideration payable to Securityholders if the Arrangement is completed; the tax consequences of the Arrangement for Securityholders resident in Canada and the United States; the Board of Directors’ ability to consider alternative transactions to the Arrangement; the termination fee payable in the event of a Purchaser Damages Event; and the expected delisting of the Units and Exchangeable Shares from the TSX and NYSE, as applicable, upon the successful completion of the Arrangement.

(1)

In addition, statements relating to “reserves” or “resources” are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

The reader is further cautioned that the preparation of financial statements, including pro forma financial statements, in accordance with Canadian GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based on available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Forward-looking statements are based on the estimates and opinions of PEI’s management at the time the statements were made.  In addition, forward-looking statements may include statements attributable to third party industry sources.  PrimeWest does not endorse any of the analyst or consultant sourced material contained herein.  There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results to differ materially from those anticipated in such forward-looking statements, including the success of planned exploration and development activities, the performance of existing wells, future oil and natural gas prices and differentials between light, medium and heavy oil prices; the cost of expanding property holdings; the ability to obtain equipment in a timely manner to carry out development activities; the ability to market oil and natural gas successfully to current and new customers; the impact of increasing competition; the ability to obtain financing on acceptable terms; the ability to add production and reserves through development and exploitation activities; and those discussed elsewhere in this Information Circular.

Although PrimeWest believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.  Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to: volatility in market prices for oil and natural gas; the impact of weather conditions on seasonal demand; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves; competition for, among other things:  capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in Canada, the United States and globally; industry conditions, including fluctuations in the price of oil and natural gas; changes in royalties payable in respect of oil and natural gas production; government regulation of the oil and natural gas industry, including environmental regulation; fluctuation in foreign exchange or interest rates; unanticipated operating events that could reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals, when required; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities; changes in income tax laws and incentive programs relating to the oil and gas industry and income trusts, including the effects that such changes may have on Unitholders, and in particular any differential effects relating to a Unitholder’s country of residence.  Readers are cautioned that the foregoing list is not exhaustive. For a more thorough discussion of the risks associated with our business, see the “Risk Factors” section of PrimeWest’s 2006 annual information form and the “Pro Forma Information of PrimeWest After Giving Effect to the Arrangement – Risk Factors” section of the Joint Circular, both filed on SEDAR at www.sedar.com and on the SEC’s internet web site at www.sec.gov and incorporated herein by reference.

The information contained in this Information Circular, including the documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of PrimeWest.  We urge Securityholders to carefully consider those factors.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.  The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and PrimeWest undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

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Barrel of Oil Equivalency

The term “barrels of oil equivalent” or “Boe” may be misleading, particularly if used in isolation.  A Boe conversion ratio of six thousand cubic feet per barrel (6 Mcf: 1 Bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Advice to Beneficial Holders of Units

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of Unitholders do not hold Units in their own name.  Unitholders who do not hold their Units in their own name (“Beneficial Unitholders”) should note that only proxies deposited by Unitholders whose names appear on the records of the registrar and transfer agent for PrimeWest as the registered holders of Units can be recognized and acted upon at the Meeting.  If Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Units will not be registered in the Unitholder’s name on the records of PrimeWest.  Such Units will more likely be registered under the name of the Unitholder’s broker or an agent of that broker.  In Canada, the vast majority of such Units are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms.  Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder.  Without specific instructions, the broker/nominees are prohibited from voting Units for their clients.  PrimeWest may not know for whose benefit the Units registered in the name of CDS & Co. are held.  The majority of Units held in the United States are registered in the name of Cede & Co., the nominee for the Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Units are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc.  Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy.  The Beneficial Unitholder is requested to complete and return the voting instruction form to them by mail or facsimile.  Alternatively the Beneficial Unitholder can call a toll-free telephone number or access the internet (at www.proxyvotecanada.com) to vote the Units held by the Beneficial Unitholder.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Units to be represented at a meeting.  A Beneficial Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Units directly at the Meeting, as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Units voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Units registered in the name of your broker or other intermediary, you may attend the Meeting as a proxyholder for the registered holder and vote your Units in that capacity.  If you wish to attend the Meeting and vote your own Units, you must do so as proxyholder for the registered holder.  To do this, you should enter your own name in the blank space on the applicable form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

See “General Proxy Matters”.

Notice to Beneficial Holders of Exchangeable Shares

The information set forth in this section is of significant importance to many Exchangeable Shareholders, as a substantial number of the Exchangeable Shareholders do not hold Exchangeable Shares in their own name. Exchangeable Shareholders who do not hold their Exchangeable Shares in their own name (referred to herein as “Beneficial Exchangeable Shareholders”) should note that only voting directions deposited by Exchangeable Shareholders whose names appear on the records of the registrar and transfer agent of PEI as the registered holders of Exchangeable Shares can be recognized and acted upon at the Meeting. If Exchangeable Shares are listed in an account

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statement provided to an Exchangeable Shareholder by a broker, then in almost all cases those Exchangeable Shares will not be registered in the Exchangeable Shareholder’s name on the records of PEI. Such Exchangeable Shares will more likely be registered under the name of the Exchangeable Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Exchangeable Shares are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms. Exchangeable Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Exchangeable Shareholder. Without specific instructions, the broker/nominees are prohibited from voting Exchangeable Shares for their clients.  PEI may not know for whose benefit the Exchangeable Shares registered in the name of CDS & Co. are held.  The majority of Exchangeable Shares held in the United States are registered in the name of Cede & Co., the nominee for the Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Exchangeable Shareholders in advance of applicable meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Exchangeable Shareholders in order to ensure that their Exchangeable Shares are voted at the Meeting. Often, the voting direction supplied to a Beneficial Exchangeable Shareholder by its broker is identical to the form of voting direction provided to registered Exchangeable Shareholders; however, its purpose is limited to instructing the registered Exchangeable Shareholder how to vote on behalf of the Beneficial Exchangeable Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of a voting direction. The Beneficial Exchangeable Shareholder is requested to complete and return the voting instruction form to them by mail or facsimile. Alternatively the Beneficial Exchangeable Shareholder can call a toll-free telephone number or access the internet (at www.proxyvotecanada.com) to vote the Exchangeable Shares held by the Beneficial Exchangeable Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Exchangeable Shares to be represented at the Meeting. A Beneficial Exchangeable Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Exchangeable Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Exchangeable Shares voted.

See “General Proxy Matters”.

Supplementary Disclosure - Non-Canadian GAAP Measures

In this Information Circular and the documents incorporated by reference in this Information Circular, PrimeWest uses the terms “funds flow” and “funds flow from operations” as indicators of financial performance.  Shiningbank also historically used, prior to the Shiningbank Arrangement, the term “netbacks”, which are calculated as average unit sales price less royalties, transportation costs and operating costs, to represent the cash margin for product sold, calculated on a Boe basis.  “Funds flow”, “funds flow from operations” and “netbacks” are not measures recognized by Canadian GAAP and do not have standardized meanings prescribed by GAAP.  Therefore, “funds flow”, “funds flow from operations” and “netbacks” of PrimeWest and Shiningbank, as applicable, may not be comparable to similar measures presented by other issuers, and investors are cautioned that “funds flow”, “funds flow from operations” and “netbacks” should not be construed as alternatives to net earnings, funds flow from operating activities or other measures of financial performance calculated in accordance with GAAP.

All references to “funds flow” and “funds flow from operations” are based on cash flow before changes in non-cash working capital related to operating activities, as presented in the consolidated financial statements of PrimeWest and Shiningbank.  “Funds flow from operations” is a useful measure as it demonstrates the amount available to make future distributions, repay debt and to fund certain development activities through capital investment.  Management of PrimeWest also uses funds flow from operations to analyze operating performance and leverage.  PrimeWest’s and, in certain cases, Shiningbank’s determination of funds flow from operations or funds flow from operations per unit (basic and diluted) may not be comparable to the calculation of similar measures for other entities.  Funds flow from operations per unit is calculated using the basic and diluted weighted average number of units for the period.

Information For United States Securityholders

The solicitation of proxies for the Meeting is not subject to the requirements of Section 14(a) of the 1934 Act.  Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for

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securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada.  United States Securityholders should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.  Specifically, information concerning the operations of PrimeWest and Shiningbank contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.  In addition, the unaudited and audited pro forma and historical financial and operating statements of PrimeWest and Shiningbank included in or incorporated by reference in this Information Circular have been presented in Canadian dollars, were prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards, which differ from United States GAAP and auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements of United States companies.  PrimeWest has filed with the SEC an annual report on Form 40-F for the year ended December 31, 2006, which includes audited consolidated financial statements for the years ended December 31, 2006 and 2005 prepared in accordance with Canadian GAAP.  In accordance with the requirements of U.S. Securities Laws, PrimeWest’s Form 40-F includes information on the material variations in the Canadian GAAP accounting principles, practices and methods used in preparing such financial statements from the principles, practices and methods generally accepted in United States GAAP.  The principal differences as they apply to PrimeWest are summarized in note 22 to PrimeWest’s annual audited consolidated financial statements incorporated herein by reference.  PrimeWest’s Form 40-F for the year ended December 31, 2006 may be obtained for free at the SEC’s internet web site at www.sec.gov.

In addition, data on oil and gas reserves contained or incorporated by reference in this Information Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.  For example, the SEC permits United States domestic oil and gas companies, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules). Proved reserves as defined in SEC rules are those reserves that a company has demonstrated by actual production or conclusive formation tests to be economically producible under existing economic and operating conditions.  Canadian securities laws permit oil and gas companies, in their filings with Canadian securities regulators, to disclose not only proved reserves (defined differently from SEC rules) but also probable reserves.  Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves.  Because PrimeWest is permitted to disclose reserves in accordance with Canadian disclosure requirements, PrimeWest has disclosed in this Information Circular and in the documents incorporated herein by reference reserves designated as “Probable”. If required to be prepared in accordance with U.S. disclosure requirements, the SEC’s guidelines would prohibit reserves in these categories from being included.  Moreover, the disclosure of estimated future net revenue from reserves has been calculated in accordance with Canadian practices using both constant and forecast prices and costs, whereas the SEC requires that the prices and costs be held constant at prices in effect on the date of the reserve report.  In addition, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments.  The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments.  As a consequence, the production volumes and reserve estimates in this Information Circular and the documents incorporated herein by reference may not be comparable to those of United States domestic companies subject to SEC reporting and disclosure requirements.  Information prepared in accordance with United States Statement of Financial Accounting Standards No. 69 “Disclosures About Oil and Gas Producing Activities” relating to PrimeWest’s oil and gas reserves is set forth in PrimeWest’s annual audited consolidated financial statements incorporated herein by reference, but is itself unaudited.

The enforcement by investors of civil liabilities under the United States Securities Laws may be affected adversely by the fact that PrimeWest, PEI and their respective affiliates are settled or organized, as applicable, under the laws of the Province of Alberta, that their officers and directors and trustees, respectively, are primarily residents of Canada, that the experts named in this Information Circular are residents of countries other than the United States, and that all or substantial portions of the assets of PrimeWest and PEI and such other Persons are, or will be, located in Canada.

See “The Arrangement - United States Federal Income Tax Considerations” for certain information concerning the tax consequences of the Arrangement for Unitholders who are United States taxpayers.

THE ARRANGEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

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Currency Exchange Rates

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated.  The following table sets forth: (a) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (b) the average of exchange rates in effect on the 1st day of each month during such periods; and (c) the high and low exchange rates during each such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Nine Months Ended September 30, 2007	Year Ended December 31,
		2006	2005	2004

Rate at end of Period	$1.0041	$0.8582	$0.8579	$0.8310
Average rate during Period	$0.9542	$0.8818	$0.8254	$0.7718
High	$1.0041	$0.9100	$0.8690	$0.8493
Low	$0.8437	$0.8528	$0.7872	$0.7159

On October 18, 2007, the noon buying rate for Cdn$1.00 was U.S.$1.0273.

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GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary hereof:

“000s” means thousands;

“1933 Act” means the United States Securities Act of 1933, as amended;

“1934 Act” means the United States Securities Exchange Act of 1934, as amended;

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“Acquiring Parties” means the Purchaser and TAQA North and “Acquiring Party” means either of them, unless the context otherwise requires;

“Acquisition Proposal” means any inquiry or the making of any proposal to PrimeWest, the PrimeWest Subsidiaries or the Securityholders from any Person which constitutes or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (1) (i) an acquisition from PrimeWest, the PrimeWest Subsidiaries or the Securityholders of more than 20% (except that the reference to “20%” shall be replaced by “50%” for purposes of the definition of a Superior Proposal) of any securities of PrimeWest or PEI; (2) (ii) any acquisition of a substantial amount of assets of PrimeWest or the PrimeWest Subsidiaries (except that the reference to “a substantial amount of assets of PrimeWest or the PrimeWest Subsidiaries” shall be replaced by “no less than 50% of the assets of PrimeWest and the PrimeWest Subsidiaries on a consolidated basis” for purposes of the definition of a Superior Proposal); (3) (iii) an amalgamation, arrangement, merger, or consolidation involving PrimeWest or the PrimeWest Subsidiaries; (4) (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving PrimeWest or the PrimeWest Subsidiaries; or (v) any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would reasonably be expected to materially reduce the benefits to the Purchaser under the Arrangement Agreement or the Arrangement;

“Applicable Canadian Securities Laws” means, collectively, and as the context may require, the securities legislation of each of the provinces of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

“Applicable Law”, in the context that refers to one or more Persons, means that the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Arrangement” means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement, as supplemented, modified or amended, and not to any particular article, section or other portion thereof;

“Arrangement Agreement” means the agreement dated September 24, 2007 among PrimeWest, PEI, the Purchaser and TAQA North, as may be supplemented, modified or amended from time to time;

“Arrangement Resolution” means the special resolution of the Securityholders, voting as a single class, in respect to the Arrangement and any matters ancillary thereto to be voted upon at the Meeting, the full text of which is set forth in Appendix A to this Information Circular;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

“Board” or “Board of Directors” means the board of directors of PEI;

“Broadridge” means Broadridge Financial Solutions, Inc.;

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“Business Day” means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta or New York, New York are not generally open for business;

“CIBCWM” means CIBC World Markets Inc.;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or her designee;

“Committee” means the U.S. Government’s Committee on Foreign Investment in the United States;

“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, including the regulations thereunder, as amended;

“Competition Act Approval” means, in respect of the Arrangement, that:

(a)

an advance ruling certificate pursuant to Section 102 of the Competition Act shall have been issued by the Commissioner; or

(b)

a waiver under Section 113(c) of the Competition Act of the obligation to notify the Commissioner and supply information and a “no action letter” shall have been received from the Commissioner indicating that she is of the view that grounds do not exist at that time to initiate proceedings before the Competition Tribunal under Section 92 of the Competition Act in respect of the Arrangement; or

(c)

the relevant waiting period under Section 123 of the Competition Act shall have expired and there shall be no threatened or actual application by the Commissioner for an order under Sections 92, 100 or 103.3 of the Competition Act;

“Confidentiality Agreement” means the confidentiality agreement between TAQA and PrimeWest dated August 8, 2007 in respect of information to be provided by PrimeWest to TAQA;

“Court” means the Court of Queen’s Bench of Alberta;

“CRA” means the Canada Revenue Agency;

“Depositary” means Computershare Investor Services Inc. at its offices referred to in the Letter of Transmittal;

“Directors” means, collectively, all of the persons then serving in the capacity of a director of PEI and “Director” means any one such director of PEI;

“Dissent Rights” means the right of a registered Unitholder or a registered Exchangeable Shareholder to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with Section 191 of the ABCA and the Interim Order;

“Dissenting Exchangeable Shareholders” means registered Exchangeable Shareholders who validly exercise Dissent Rights;

“Dissenting Securityholders” means Dissenting Unitholders and Dissenting Exchangeable Shareholders, collectively;

“Dissenting Unitholders” means registered Unitholders who validly exercise Dissent Rights;

“DRIP” means the distribution reinvestment, premium distribution and optional trust unit purchase plan of PrimeWest;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System;

“Effective Date” means the date on which the Arrangement becomes effective under the ABCA;

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“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date;

“Eligible Institution” means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of NYSE Euronext Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States);

“Enhanced Proposal” means the revised offer from TAQA made on September 11, 2007 and which provided for a revised offer price of $26.75 per Unit and, among other things, less restrictive limitations on distributions than had been contained in TAQA's earlier proposals;

“Exchangeable Shareholders” means the holders of Exchangeable Shares;

“Exchangeable Shares” means the Class A exchangeable shares in the capital of PEI;

“Exercise Date Unit Price” means the closing price of the Units on the TSX on the date of exercise of UARs by a UAR Holder;

“Expenses Event” means the events described in the Arrangement Agreement which, upon their occurrence, would require payment by PrimeWest of the sum of $10,000,000 to the Purchaser.  See also “The Arrangement – Arrangement Agreement – Expenses Fee;

“Fairness Opinion” means the opinion of CIBCWM dated September 23, 2007, a copy of which is attached as Appendix D to this Information Circular;

“Final Order” means the order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“GAAP” means generally accepted accounting principles;

“GLJ” means GLJ Petroleum Consultants Ltd.;

“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, self-regulatory authority, statutory body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board, authority or committee of any of the foregoing, or (c) any quasi-governmental, or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing (including the TSX and the NYSE, if applicable);

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act 1976, as amended, and the rules and regulations thereunder;

“Information Circular” means this information circular and proxy statement dated October 19, 2007, together with all appendices hereto, distributed by PrimeWest in connection with the Meeting;

“Initial Proposal” means the letter dated July 17, 2007 from Peter Barker-Homek, the Chief Executive Officer of TAQA, containing a non-binding expression of interest from TAQA to acquire all of the issued and outstanding Units for cash consideration of $26.00 per Unit;

“Interim Order” means the Interim Order of the Court dated October 19, 2007 under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of PrimeWest, PEI, PrimeWest America, PrimeWest Petroleum, PrimeWest Partnership, PrimeWest ULC and PrimeWest LLC, a copy of which order is attached as Appendix B to this Information Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

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“Investment Canada Act” means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.), including the regulations thereunder, as amended;

“Investment Canada Approval” means the responsible Minister designated pursuant to the Investment Canada Act has sent a notice to the Purchaser that he is satisfied that the Arrangement is likely to be of net benefit to Canada or is deemed to be so satisfied pursuant to Section 21(2) of the Investment Canada Act;

“ITA” means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

“Joint Circular” means the joint information circular and proxy statement dated June 7, 2007, together with all appendices thereto, distributed by PrimeWest and Shiningbank in connection with the meeting to approve the Shiningbank Arrangement;

“Laws” means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws and U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity;

“Letter of Transmittal” means the applicable Letter of Transmittal enclosed with the Information Circular pursuant to which Securityholders are required to deliver certificates representing Units or Exchangeable Shares, respectively, in order to receive the consideration payable to them pursuant to the Arrangement;

“Lock-up Agreements” means the agreements between the Purchaser and the directors of PEI pursuant to which the directors of PEI have agreed to vote the Securities beneficially owned or controlled by the directors of PEI in favour of the Arrangement Resolution and to otherwise support the Arrangement and other related matters to be considered at the Meeting;

“LTIP” means the PrimeWest long term incentive plan;

“Material Adverse Change” or “Material Adverse Effect” means any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization or financial condition of PrimeWest and the PrimeWest Subsidiaries, taken as a whole, other than any effect or change relating to or resulting from: (i) any change in GAAP or changes in regulatory accounting requirements applicable to the oil and gas exploration, exploitation, development and production industry; (ii) any adoption, proposal, implementation or change in Applicable Laws or interpretations thereof by any Governmental Entity; (iii) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, political or market conditions or in national or global financial or capital markets, or any suspension of trading in securities generally on any securities exchange on which the securities of PrimeWest or PEI trade; (iv) changes in commodity prices or currency exchange rates; (v) any change generally affecting the oil and gas exploration, exploitation, development and production industry; (vi) the announcement of the Arrangement Agreement, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of PrimeWest or any PrimeWest Subsidiary with its customers, employees, financing sources, distributors or suppliers, or the performance of the transactions contemplated hereby insofar as it causes any adverse change in the relations of PrimeWest or the PrimeWest Subsidiaries with their employees; (vii) any change in the market price or trading volume of the securities of PrimeWest or PEI or the failure of PrimeWest to meet any internal or public projections, forecasts or estimates of production or revenues or earnings; provided that the exceptions in this subparagraph (vii) shall not prevent or otherwise affect a determination that any matter, action, change or effect underlying such change or failure and not otherwise described in clauses (i) to (vi) or (viii) of this definition has resulted in, or contributed to, a Material Adverse Effect; (viii) any actions taken or omitted to be taken at the request or with the consent or approval of the Purchaser; except, in the case of clauses (i), (ii) and (v), to the extent the matters referred to therein have a materially disproportionate impact on the business, operations, assets, capitalization, financial condition or prospects of PrimeWest and the PrimeWest Subsidiaries, taken as a whole;

“Meeting” means the special meeting of Securityholders to be held to consider, among other things, the Arrangement Resolution and related matters, and any adjournment(s) thereof;

“NI 51-101” means National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities;

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“Notice of Petition” means the Notice of Petition by PrimeWest, PEI, PrimeWest America, PrimeWest Petroleum, PrimeWest Partnership, PrimeWest ULC and PrimeWest LLC to the Court for the Final Order which accompanies this Information Circular;

“Notice of Meeting” means the Notice of Special Meeting of Securityholders which accompanies this Information Circular;

“NYSE” means NYSE Euronext;

“OSC Rule 61-501” means Ontario Securities Commission Rule 61-501 - Insider Bids, Issuer Bids, Business Combination and Related Party Transactions;

“Outside Date” means January 31, 2008; provided that in the event that prior thereto there has been a submission deemed necessary or appropriate by the Purchaser under Section 721 of the United States Defense Production Act of 1950, as amended, and the rules and regulations thereunder (with the purpose of receiving a favourable determination), the Outside Date shall, at the request of the Purchaser, be extended until the termination of the review period thereunder, but in no event later than April 30, 2008;

“Parties” means, collectively, the parties to the Arrangement Agreement, and “Party” means any one of them, or where implied by the context, means the Purchaser, TAQA North, PrimeWest or PEI, as the case may be;

“PEI” means PrimeWest Energy Inc., a corporation amalgamated under the ABCA;

“PEI Note” means a non-interest bearing, unsecured demand promissory note of PEI payable in Canadian funds in a principal amount equal to the aggregate amount loaned by the Purchaser to PEI pursuant to Section 3.1(b) of the Plan of Arrangement, with any conversion of United States funds to Canadian funds for the purposes of calculating the principal amount of the PEI Note being based on the noon buying rate on the last Business Day prior to the Effective Date in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan” or “Plan of Arrangement” means the plan of arrangement attached as Schedule A to Appendix  to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

“PrimeWest” means PrimeWest Energy Trust, an open-ended investment trust created under the laws of the Province of Alberta;

“PrimeWest AIF” means the Annual Information Form of PrimeWest dated March 15, 2007 incorporated by reference into this Information Circular;

“PrimeWest America” means PrimeWest America Inc., a corporation incorporated under the ABCA;

“PrimeWest Convertible Debenture Indenture” means the trust indenture dated September 2, 2004 among PrimeWest, PEI and Computershare Trust Company of Canada, as supplemented by the PrimeWest Supplemental Indenture, collectively governing the PrimeWest Convertible Debentures;

“PrimeWest Convertible Debentures” means the 7.50% convertible unsecured subordinated Series I debentures of PrimeWest issued on September 2, 2004, the 7.75% convertible unsecured subordinated Series II debentures of PrimeWest issued on September 2, 2004 and the 6.50% convertible unsecured subordinated Series III debentures of PrimeWest issued on January 11, 2007, all pursuant to the PrimeWest Convertible Debenture Indenture;

“PrimeWest LLC” means PrimeWest Oil LLC, a corporation incorporated under the laws of the State of Colorado;

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“PrimeWest LLC Asset Value” means an amount in United States funds equal to the value of the assets of PrimeWest LLC immediately prior to the Effective Time, as determined by PrimeWest LLC, minus the principal amount of the PrimeWest LLC Indebtedness and minus U.S.$1,000;

“PrimeWest LLC Indebtedness” means certain indebtedness in the principal amount of U.S.$230,000,000 owing by PrimeWest LLC to PrimeWest ULC;

“PrimeWest Parties” means, collectively and taken as a whole, PrimeWest, PEI, PrimeWest America, PrimeWest Petroleum, PrimeWest Partnership, PrimeWest ULC and PrimeWest LLC and “PrimeWest Party” means any one of them unless the context otherwise requires;

“PrimeWest Partnership” means PrimeWest Energy North America Partnership, a general partnership established under the laws of the State of Colorado;

“PrimeWest Partnership Indebtedness” means certain indebtedness in the principal amount of U.S.$207,000,000 owing by PrimeWest Partnership to a syndicate of third party lenders;

“PrimeWest Petroleum” means PrimeWest Petroleum Inc., a corporation incorporated under the laws of the State of Colorado;

“PrimeWest Petroleum Indebtedness” means certain indebtedness in the principal amount of U.S.$230,000,000 owing by PrimeWest Petroleum to PrimeWest LLC;

“PrimeWest Royalty” means the royalty payable to PrimeWest pursuant to the PrimeWest Royalty Agreements;

“PrimeWest Royalty Agreements” means the amended and restated royalty agreement dated July 11, 2007 between PEI and the PrimeWest Trustee and the Shiningbank LP Royalty Agreement;

“PrimeWest Subsidiaries” means PEI, PrimeWest America, PrimeWest Petroleum, PrimeWest Partnership, PrimeWest ULC, PrimeWest LLC, 1320659 Alberta Ltd., Shiningbank, PrimeWest Energy (USA), Inc., SLP Holdings Inc., Shiningbank Operating Trust and Shiningbank LP;

“PrimeWest Supplemental Indenture” means the supplemental indenture dated January 11, 2007 among PrimeWest, PEI and Computershare Trust Company of Canada providing for the issue of 6.50% convertible unsecured subordinated Series III debentures of the Trust;

“PrimeWest Trust Indenture” means the declaration of trust dated August 2, 1996 among the PrimeWest Trustee, PEI and the Initial Unitholder (as therein defined), as amended and restated as of July 11, 2007, and as further amended from time to time;

“PrimeWest Trustee” means Computershare Trust Company of Canada, in its capacity as trustee under the PrimeWest Trust Indenture;

“PrimeWest ULC” means PrimeWest Energy Development ULC, an unlimited liability corporation incorporated under the ABCA;

“PrimeWest ULC Indebtedness” means certain indebtedness in the principal amount of U.S.$230,000,000 owing by PrimeWest ULC to PrimeWest Partnership;

“Public Record” means all information filed by PrimeWest after December 31, 2006 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;

“Purchaser” means 1350849 Alberta Ltd., a corporation subsisting under the Laws of the Province of Alberta and an indirect wholly-owned subsidiary of TAQA North;

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“Purchaser Damages Event” means the events described in Section 6.1 of the Arrangement Agreement which, upon their occurrence would require payment by PrimeWest of the sum of $75,000,000 to the Purchaser.  See also “The Arrangement – Arrangement Agreement – Termination Fee;

“Reconfirmed Proposal” means a non-binding letter confirming the Initial Proposal to acquire all of the issued and outstanding Units for cash consideration of $26.00 per Unit delivered to each of the Directors by TAQA on August 22, 2007;

“Record Date” means 5:00 p.m. (Calgary time) on October 19, 2007;

“Registered Holder” means the Person whose name appears on the register of PrimeWest as the owner of Securities;

“Registrar” means the Registrar appointed under Section 263 of the ABCA;

“Regulation Q-27” means Regulation Q-27 Respecting Protection of Minority Shareholders in the Course of Certain Transactions (Québec);

“Regulation S” means Regulation S under the 1933 Act;

“SEC” means the United States Securities and Exchange Commission;

“Securities” means, collectively, the Units, the Exchangeable Shares and the UARs;

“Securityholders” means, collectively, the Unitholders, the UAR Holders and the Exchangeable Shareholders and “Securityholder” means a Unitholder, UAR Holder or Exchangeable Shareholder, as applicable;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“SEL” means Shiningbank Energy Ltd., a corporation incorporated under the ABCA;

“Shiningbank” means Shiningbank Energy Income Fund, an unincorporated open-ended investment trust created under the laws of the Province of Alberta pursuant to the amended and restated trust indenture dated September 6, 2005 between SEL and Computershare Trust Company of Canada, in its capacity as the trustee thereunder;

“Shiningbank Arrangement” means the arrangement effective July 11, 2007 involving PrimeWest, PEI, Shiningbank, and certain Subsidiaries thereof, the Unitholders, Exchangeable Shareholders and certain securityholders of Shiningbank and its Subsidiaries under the provisions of Section 193 of the ABCA by virtue of which PrimeWest and Shiningbank’s assets were merged;

“Shiningbank LP” means Shiningbank Limited Partnership, a limited partnership formed pursuant to the laws of Alberta, the general partner of which is PEI;

“Shiningbank LP Royalty Agreement” means the royalty agreement, as amended and restated as of May 16, 2006, among Shiningbank LP, SEL, as the general partner of Shiningbank LP, and Computershare Trust Company of Canada, in its capacity as trustee of Shiningbank;

“Shiningbank Managed Entities” means, collectively, SEL, SLP Holdings Inc., Shiningbank Operating Trust and Shiningbank LP and all other subsidiary entities of Shiningbank and of any Shiningbank Managed Entity and “Shiningbank Managed Entity” means any one of them;

“Shiningbank Managed Entities Notes” means the demand promissory notes issued from time to time by a Shiningbank Managed Entity to PEI;

“Shiningbank Operating Trust” means Shiningbank Operating Trust, an unincorporated trust organized under the laws of the Province of Alberta;

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“Special Committee” means the special committee of the Board of Directors;

“Special Units” means the non-voting Class A Units of PrimeWest;

“STIP” means PrimeWest’s short term incentive plan under which annual cash bonuses are paid to employees and executive officers in amounts determined based on a combination of individual and corporate performance factors;

“Subsidiary” means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any general partnership, limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation; and

“Superior Proposal” means a written bona fide Acquisition Proposal from a third party which the Board of Directors determines in good faith that:  (a) funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (b) after consultation with its financial advisors, the Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction financially superior for the Securityholders to the transaction contemplated by the Arrangement Agreement (having regard to the conditions to the obligation of the person making the Acquisition Proposal to complete the transactions that are subject to the Acquisition Proposal and all legal, financial, regulatory and other aspects of the proposal, including the financing terms thereof); (c) the Acquisition Proposal is reasonably likely to be consummated; and (d) after receiving the advice of outside counsel, as reflected in minutes of the Board of Directors, the taking of such action is necessary for the Board of Directors in discharge of its fiduciary duties under Applicable Laws;

“TAQA” means Abu Dhabi National Energy Company PJSC;

“TAQA North” means TAQA North Ltd., a corporation subsisting under the Laws of the Province of Alberta and an indirect wholly-owned subsidiary of TAQA;

“Total Unitholder Return” means a return determined as follows:  (a) the aggregate of all distributions paid or payable on a Unit from the date of issue of the applicable UAR to the date of exercise of the applicable UAR plus the aggregate of all distributions which would have been paid during the same period on the Units purchased as a result of the reinvestment of all distributions made during that period; (b) plus the amount, if any, by which the Exercise Date Unit Price exceeds the UAR issue price together with the aggregate of the amounts by which the Exercise Date Unit Price exceeds, in each case, the price per Unit at which distributions were deemed to have been reinvested in Units; and (c) minus the amount, if any, by which the Exercise Date Unit Price is less than the UAR issue price together with the aggregate of the amounts by which the Exercise Date Unit Price is less than, in each case, the price per Unit at which distributions were deemed to have been reinvested in Units;

“TSX” means the Toronto Stock Exchange;

“UARs” means the unit appreciation rights to acquire Units granted under the LTIP;

“UAR Holder” means a holder of UARs;

“United States Securityholders” or “United States Securityholder” means any Securityholder who is, at the Effective Time, in the United States;

“United States” or “U.S.” has the meaning ascribed thereto in Rule 902 of Regulation S under the 1933 Act;

“Unitholder” means a holder of Units;

“Units” means the trust units of PrimeWest, as presently constituted, each representing an equal individual beneficial interest in PrimeWest;

“U.S. Holder” has the meaning provided under “The Arrangement – United States Federal Income Tax Considerations – Scope of This Summary – U.S. Holders”;

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“U.S. Person” has the meaning ascribed thereto in Rule 902 of Regulation S under the 1933 Act; and

“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time, and the rules of the NYSE.

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CONVENTIONS

Certain terms used herein are defined in the “Glossary of Terms”.  Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.  Unless otherwise indicated, references herein to “$” or “dollars” are to Canadian dollars.  All financial information herein has been presented in Canadian dollars in accordance with Canadian GAAP.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	MMcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
MMbbls	million barrels	MMcf/d	million cubic feet per day
Bbls/d	barrels per day	Bcf	billion cubic feet
BOPD	barrels of oil per day	GJ	gigajoule
NGL	natural gas liquids

Other

API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale
ARTC	Alberta Royalty Tax Credit
Boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 Boe for 6 Mcf of natural gas
Boe/d	barrel of oil equivalent per day
m3	cubic metres
MBoe	thousand barrels of oil equivalent
Mmboe	million barrels of oil equivalent
MM	million
U.S.$	United States dollars
WTI	West Texas Intermediate, the reference price paid in United States dollars at Cushing, Oklahoma for crude oil of standard grade
$000s	thousands of dollars

CONVERSIONS

To Convert From	To	Multiply By

Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

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SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto.  Capitalized terms not otherwise defined herein are defined in the “Glossary of Terms”.  In this summary, all dollar amounts are stated in Canadian dollars.

The Meeting

The Meeting will be held at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta at 3:00 p.m. (Calgary time) on November 21, 2007 for the purposes set forth in the accompanying Notice of Meeting.  The business of the Meeting will be to: (a) consider and vote upon the Arrangement; and (b) transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.  See “The Arrangement”.

The Arrangement

General

Pursuant to the Arrangement, among other things, the Purchaser will acquire at the Effective Time:  (a) all of the Units in exchange for an amount in cash equal to $26.75 for each Unit so acquired or, in the case of Units held by Dissenting Unitholders, the fair value of such holders’ Units as determined in accordance with Section 191 of the ABCA, as modified by the Plan and the Interim Order; and (b) all of the Exchangeable Shares in exchange for an amount in cash equal to the product of $26.75 and the exchange ratio of the Exchangeable Shares (expressed as the number of Units that are issuable as of the Effective Date on the exchange of one (1) Exchangeable Share) for each Exchangeable Share so acquired or, in the case of Exchangeable Shares held by Dissenting Exchangeable Shareholders, the fair value of such holders’ Exchangeable Shares as determined in accordance with Section 191 of the ABCA, as modified by the Plan and the Interim Order.  In addition, all of the UARs will be acquired and cancelled by PEI in exchange for an amount in cash equal to the amount that such UAR Holder would have been entitled if the UAR had been exercised on the Effective Date and the Exercise Date Unit Price had been equal to $26.75; provided that in respect of each UAR for which no Units would be issued on the exercise thereof at any time on or prior to the Effective Date (assuming the Total Unitholder Return is calculated on the basis of the consideration offered for each Unit under the Arrangement), PEI will make an offer to acquire such UARs on the basis of $0.10 for each such UAR.

The PrimeWest Convertible Debentures are not being acquired by the Purchaser pursuant to the Arrangement.  However, the Acquiring Parties will honour the obligations relating to the PrimeWest Convertible Debentures under the PrimeWest Convertible Debenture Indenture.  See “The Arrangement – Effect of the Arrangement – Effect on the PrimeWest Convertible Debentures”.

Arrangement Steps

The Arrangement involves a number of steps which will be deemed to occur sequentially.  Essentially, these steps will result in, among other things: (a) the repayment of each of the PrimeWest Petroleum Indebtedness, the PrimeWest LLC Indebtedness, the PrimeWest ULC Indebtedness and the PrimeWest Partnership Indebtedness; (b) the dissolution of each of PrimeWest LLC, PrimeWest ULC, PrimeWest Partnership and PrimeWest America; (c) the assumption by PEI of all of the assets and liabilities of such dissolving entities; (d) the payment in cash of $26.75 per Unit (or such other amount as may become payable to Dissenting Unitholders) to acquire the Units; (e) the payment in cash of an amount equal to the product of $26.75 and the exchange ratio of the Exchangeable Shares (expressed as the number of Units that are issuable as of the Effective Date on the exchange of one (1) Exchangeable Share) for each Exchangeable Share (or such other amount as may become payable to Dissenting Exchangeable Shareholders) to acquire the Exchangeable Shares; and (f) the cancellation of all UARs in exchange for an amount in cash per UAR equal to the amount that a UAR Holder would have been entitled if the UAR had been exercised on the Effective Date and the Exercise Date Unit Price had been equal to $26.75.  See “The Arrangement – Details of the Arrangement – Arrangement Steps” for the detailed steps of the Arrangement.

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Background to and Reasons for the Arrangement

Background to the Arrangement

The Special Committee and the Board have reviewed and considered the Arrangement with the benefit of advice and input from their legal and financial advisors and from management.  The following discussion summarizes the sequence of events which culminated in the execution of the Arrangement Agreement.

On July 19, 2007, Harold Milavsky, the Chair of the Board, received a letter dated July 17, 2007 from Peter Barker-Homek, the Chief Executive Officer of TAQA, containing a non-binding expression of interest from TAQA to acquire all of the issued and outstanding Units and Exchangeable Shares for cash consideration of $26.00 per Unit.  The Initial Proposal was subject to various conditions, including the completion of due diligence on PrimeWest and its operations and that no further distributions be paid on the Units, and set out certain key assumptions in respect of PrimeWest.

On July 20, 2007, the Board met to discuss the Initial Proposal and to begin developing a strategy for responding to the Initial Proposal.  The Board also discussed the retention of legal and financial advisors.  The Board determined that PrimeWest's lead counsel, Stikeman Elliott LLP, should be retained to provide legal advice and that CIBCWM should be approached to determine its availability to act as its independent financial advisor.

On July 23, 2007, Messrs. Garner (the President and Chief Executive Officer of PEI), Milavsky and Emes (the Chair of the Board’s Corporate Governance Committee) met with Stikeman Elliott LLP to review the duties and obligations of the Directors in the circumstances of the Initial Proposal.

On July 24, 2007, Mr. Milavsky left a voice mail for Mr. Barker-Homek (i) acknowledging receipt of the Initial Proposal, (ii) thanking TAQA for its interest in PrimeWest, (iii) indicating that he had contacted the other Directors in this respect, and (iv) advising that he would get back to him by the end of the week with a more substantive response to the Initial Proposal.

On July 27, 2007, the Board met to receive a presentation from Stikeman Elliott LLP on directors' duties in the context of considering a potential transaction with TAQA, to receive a presentation from CIBCWM on TAQA and the Initial Proposal, and to develop a strategy for responding to the Initial Proposal.  Following that meeting, Mr. Milavsky left a voice mail for Mr. Barker-Homek (i) indicating PrimeWest's interest in considering the Initial Proposal, (ii) advising that discussions had occurred at the Board level, and (iii) advising that PrimeWest's financial advisors would contact TAQA's financial advisors to discuss the questions raised by the Board and points of clarification of certain of the key assumptions expressed in the Initial Proposal.

On July 31, 2007, at a regularly scheduled Board dinner, Mr. Garner presented the Board with his preliminary views of PrimeWest’s prospects as a going concern.

On August 1, 2007, the Board held its regularly scheduled quarterly meeting.  Following the conclusion of the regular quarterly meeting, the Board met to continue its consideration of the Initial Proposal and the development of a strategy for responding to the Initial Proposal.  The Board received a presentation from CIBCWM on the process that CIBCWM recommended that the Board adopt in evaluating the Initial Proposal.  The Board also approved the formation of a Special Committee comprised of the following Board members: W. Glen Russell (Chair), Barry E. Emes and David M. Fitzpatrick.  The Special Committee was created to (i) consider and respond to the Initial Proposal, including overseeing or conducting any negotiations between PrimeWest and TAQA with respect to the Initial Proposal and any more definitive proposal that may result from the Initial Proposal, (ii) regularly report to the Board regarding the Initial Proposal and discussions and negotiations relating to the Initial Proposal, and (iii) make such recommendations to the Board as the Special Committee deemed advisable on any matter relating to the Initial Proposal or any more definitive proposal that may result from the Initial Proposal, including with respect to undertaking any particular course of action by the Board.

The Special Committee held meetings on August 1, 2, 3 and 7, 2007 to receive status updates, and to discuss strategies for responding to the Initial Proposal, the terms of the engagement of CIBCWM and Stikeman Elliott LLP and the terms on which the Special Committee would be prepared to disclose confidential information concerning PrimeWest to TAQA. At the meeting on August 7, 2007, the Special Committee approved the terms of the engagement of CIBCWM as financial advisors in respect of the Initial Proposal.

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On August 8, 2007, on the recommendation of the Special Committee, PrimeWest and TAQA entered into the Confidentiality Agreement.  Following the execution of the Confidentiality Agreement, PrimeWest began disclosing certain information regarding its business and assets to TAQA, on a confidential basis.

On August 10, 2007, the Special Committee met to receive a status update, to consider potential transaction structuring issues, to review and consider the materials that would be presented to TAQA's representatives at a meeting to be held on August 14, 2007 and to discuss the process to be followed in evaluating any more definitive proposal which may be received from TAQA.

During the week of August 13, 2007, TAQA's evaluation team reviewed certain information regarding the business and assets of PrimeWest and met with management of PEI and representatives of PrimeWest's independent engineers, GLJ.  This phase of TAQA's due diligence review focused on confirming the value that TAQA had ascribed to PrimeWest based on its review of PrimeWest's public disclosure and confirming the key assumptions in the Initial Proposal.  On August 14, 2007, TAQA's evaluation team, including Mr. Barker-Homek, received a presentation by management of PEI on the business and assets of PrimeWest.

On August 16, 2007, the Special Committee met to receive an update from management of PEI and CIBCWM regarding the progress of TAQA's due diligence review, to consider potential transaction structuring issues, to consider the principal terms that would need to be addressed in any definitive transaction agreement with TAQA and to consider the process for responding to any more definitive proposal from TAQA.

On August 22, 2007, TAQA delivered to each of the Directors a non-binding letter confirming the Initial Proposal to acquire all of the issued and outstanding Units for cash consideration of $26.00 per Unit, based on clarified assumptions.  The Reconfirmed Proposal was subject to certain conditions, including the approval of TAQA's board of directors, a confirmatory due diligence period and that no further distributions be paid on the Units.

At a meeting held on August 22, 2007, the Board received a report on the activities of the Special Committee and considered, in a preliminary manner, the Reconfirmed Proposal and CIBCWM's preliminary assessment of such proposal.

On August 23, 2007, the Board met with both management of PEI and CIBCWM to receive (i) an assessment of PrimeWest's prospects as a going concern, (ii) a presentation from CIBCWM containing its preliminary evaluation of the Reconfirmed Proposal, and (iii) a presentation from Stikeman Elliott LLP regarding directors' duties in the context of considering a potential transaction with TAQA.  At that meeting, the Board also discussed strategies that could be adopted in responding to the Reconfirmed Proposal.  Following lengthy deliberations, the Board instructed CIBCWM to continue discussions with TAQA through its financial advisor in an effort to obtain an enhanced proposal.

On each of September 7 and 10, 2007, the Special Committee met to receive reports from CIBCWM on the discussions that had occurred with TAQA's financial advisor since August 23, 2007 and to discuss strategies for obtaining an enhanced proposal from TAQA.  Following lengthy discussions, the Special Committee instructed Mr. Garner to contact Mr. Barker-Homek directly.

On September 10, 2007, Mr. Garner contacted Mr. Barker-Homek to discuss the terms on which TAQA would be prepared to pursue a transaction with PrimeWest.

As a result of these discussions, Mr. Barker-Homek submitted a revised offer to Mr. Garner on September 11, 2007.  Mr. Barker-Homek and Mr. Garner then discussed potential modifications to the revised offer, with Mr. Barker-Homek ultimately agreeing to a revised offer which provided for a revised offer price of $26.75 per Unit and, among other things, less restrictive limitations on distributions than had been contained in TAQA's earlier proposals.  Later that day, the Special Committee met to receive a report from Mr. Garner regarding his discussions with Mr. Barker-Homek.  After reviewing the principal terms of the Enhanced Proposal, the Special Committee considered a number of factors, including PrimeWest's prospects as a going concern, various matters relating to the ability of PrimeWest to successfully execute its business plan, the advice of its financial and legal advisors, the likelihood of receiving an alternative proposal more favourable to the Unitholders than the Enhanced Proposal, and whether TAQA would be likely to withdraw its proposal if PrimeWest were to pursue an auction or other sale or merger process.  Following a comprehensive review of these and other relevant considerations, the Special Committee indicated that it supported pursuing a transaction with TAQA on these terms.  The Special Committee then instructed Mr. Garner to contact Mr. Barker-Homek to obtain a non-binding

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understanding on the principal terms of the transaction and, following such agreement, to commence negotiations with TAQA on the terms of a definitive transaction agreement.

On September 12, 2007, Mr. Garner contacted Mr. Barker-Homek to review and obtain a non-binding understanding on the principal terms of the transaction.

Beginning on September 12, 2007, TAQA conducted its confirmatory due diligence review of PrimeWest, and the parties began to draft and negotiate the terms and conditions of the Arrangement Agreement.

On September 18, 2007, the Compensation Committee of the Board met to determine the recommendations that it would make to the Board as to certain entitlements of the employees, officers and directors of PEI that would take effect if a transaction with TAQA were to be completed.  The committee intended that these entitlements would protect the interests of the employees, officers and directors of PEI through the course of the transaction and, since certain of the entitlements would not become payable for some time following the expected completion date of the Arrangement, would provide an incentive for such persons to remain with PEI until TAQA has an opportunity to offer employment terms that would take effect after the transaction has been completed.

On September 19, 2007, the Special Committee met to receive an update on the preparation of the Arrangement Agreement and to provide direction to management regarding the negotiation of certain terms of the Arrangement Agreement.  Later that day, Mr. Barker-Homek met with Messrs. Milavsky and Emes and with Mr. Garner to discuss, among other things, various aspects of the proposed transaction between TAQA and PrimeWest and the recommendations the Compensation Committee would make to the Board in connection with the Board’s consideration of the proposed Arrangement.

On September 21, 2007, the Board met (i) to receive an update on the preparation of the Arrangement Agreement and TAQA's confirmatory due diligence review, (ii) to receive a report from Mr. Garner regarding his meeting with Mr. Barker-Homek held on September 19, 2007, (iii) to review the principal terms of the Arrangement Agreement, and (iv) to receive a presentation from CIBCWM regarding the proposed Arrangement, including CIBCWM’s preliminary views on the fairness of the consideration to be received by Unitholders and Exchangeable Shareholders under the proposed Arrangement.  Following detailed discussions with its legal and financial advisors, the Board determined that (i) it was not in the interests of Unitholders and Exchangeable Shareholders to conduct a formal or informal sale or merger process in respect of PrimeWest, as to do so would not be permitted by the Enhanced Proposal, and (ii) the price and form of consideration to be received by the Unitholders and Exchangeable Shareholders under the Enhanced Proposal was fair, and it was unlikely that a sale or merger process would result in an acquisition or strategic proposal that would provide greater value to the Unitholders and Exchangeable Shareholders than the Enhanced Proposal.  The Board based its determinations, in part, on its belief, supported by the advice of CIBCWM, that (i)  the transaction with TAQA could be executed reasonably quickly and provide an immediate and significant cash premium to Unitholders and Exchangeable Shareholders if the Board determined to recommend such a transaction to the Securityholders, and (ii)  the termination fee of $75 million and the non-solicitation provisions contained in the draft Arrangement Agreement would not unduly deter other potential acquirors.  The meeting was subsequently adjourned to September 23, 2007.

On September 23, 2007, prior to re-convening the Board meeting on that date, Mr. Garner received confirmation from Mr. Barker-Homek that TAQA's board of directors had approved the transaction and authorized the execution of the Arrangement Agreement.

At the re-convened Board meeting, the Board received (i) an update on the preparation of the Arrangement Agreement, (ii) financial advice from CIBCWM regarding the proposed Arrangement, including its oral opinion as of September 23, 2007 that, based upon and subject to the assumptions, limitations and qualifications described in its opinion, the consideration to be received by the Unitholders and the Exchangeable Shareholders pursuant to the proposed Arrangement was fair, from a financial point of view, to the Unitholders and the Exchangeable Shareholders, respectively, and (iii) confirmation from Stikeman Elliott LLP that the Directors had taken all steps necessary to discharge their duties in the context of the Arrangement.  The Board then reviewed the principal terms of the Arrangement Agreement, fully considered its duties and responsibilities to the Unitholders and the Exchangeable Shareholders, and discussed the other alternatives available to PrimeWest, including continuing its current business plan.  Following those deliberations, the Directors (all but one of whom were present at the meeting, and the absent Director having indicated his support for the transaction) concluded that the Arrangement represented the best value reasonably available to the Unitholders and Exchangeable Shareholders at that time and unanimously determined that the Arrangement was in the best interests of

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PrimeWest, the Unitholders and the Exchangeable Shareholders.  The Board then resolved to unanimously recommend to the Unitholders and the Exchangeable Shareholders that they vote in favour of the Arrangement, and approved the Arrangement Agreement.  The Board also resolved to accept the recommendations of the Compensation Committee as to certain entitlements of the employees, officers and directors of PEI that would take effect if the proposed Arrangement were to be completed.

During the balance of September 23, 2007 and in the morning of September 24, 2007, PrimeWest and TAQA continued to finalize the negotiation of the Arrangement Agreement and related documents, and TAQA and its advisors worked to complete their confirmatory due diligence review of PrimeWest and its business and operations.  On the morning of Monday, September 24, 2007, PrimeWest, PEI, the Purchaser and TAQA North entered into the Arrangement Agreement, trading in the securities of PrimeWest was halted and the news release announcing the Arrangement was subsequently issued.

Reasons for and Advantages of the Arrangement

In arriving at its conclusion to recommend the Arrangement to Unitholders and Exchangeable Shareholders, the Board, after receiving advice from its legal and financial advisors and the views of the Special Committee, carefully reviewed and considered all aspects of the Arrangement, including the financial and other terms of the Arrangement, the long-term prospects for growth of PrimeWest through implementation of its recently adopted five-year business plan, and whether an active sale process or pursuing a strategic merger would be likely to result in additional value to Unitholders and Exchangeable Shareholders.  The following is a summary of the material information, factors and analysis considered by the Board in reaching its unanimous recommendation that Unitholders and Exchangeable Shareholders vote in favour of the Arrangement:

•

Premium and Distributions:  The consideration offered for the Units under the Arrangement represents a premium of approximately 34.2% and 34.3% to the closing price of the Units on the TSX and the NYSE, respectively, on September 21, 2007, the last trading day prior to the announcement of the Arrangement.  The consideration also represents a premium of approximately 26.5% and 32.6% to the 30-day weighted average trading price for the Units on the TSX and the NYSE, respectively, for the period ended September 21, 2007.  A Unitholder of record on September 21, 2007 and/or October 22, 2007 will also be entitled to receive the regular monthly distribution of $0.25 per Unit payable on October 15, 2007 and November 15, 2007, respectively.

•

Transaction with TAQA Represents the Most Favourable Strategic Alternative Available to PrimeWest:  Despite PrimeWest's past successes and the Board's belief that PrimeWest could successfully implement its current business plan, the Board concluded that the value offered to Securityholders under the Arrangement is more favourable to Securityholders in the near to medium term than the potential value that might have resulted from other strategic alternatives then reasonably available to PrimeWest, including remaining a publicly-traded entity and pursuing PrimeWest's current business plan, pursuing alternative transactions through an auction or other process, and other restructuring and asset divestment alternatives.  In each case, the Board considered the potential rewards, risks and uncertainties associated with those other alternatives and concluded that the Arrangement represented the most attractive course of action available to PrimeWest.

•

CIBCWM Fairness Opinion:  CIBCWM provided a fairness opinion dated September 23, 2007 to the Board to the effect that, as of that date and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the Unitholders and the Exchangeable Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Unitholders and the Exchangeable Shareholders, respectively.

•

Cash Consideration:  The cash consideration to be received by Unitholders and Exchangeable Shareholders under the Arrangement provides immediate liquidity and certainty of value to Unitholders and Exchangeable Shareholders that is not subject to market fluctuations.  Unitholders wishing to hold an investment in a natural gas-weighted energy trust would have the option of reinvesting their cash proceeds in a number of alternative publicly-traded energy trusts.

•

Termination Fee and Superior Proposals:  Under the Arrangement Agreement, the Board remains able, under certain circumstances, to consider and respond, in accordance with its fiduciary duties, to unsolicited Acquisition Proposals.  If the Board determines, acting in good faith and after consulting with its legal and financial advisors, that any such Acquisition Proposal is a Superior Proposal, and the Purchaser chooses not to propose improvements to the Arrangement so that such Acquisition Proposal would cease to be a Superior Proposal, PrimeWest may, in

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certain circumstances, terminate the Arrangement Agreement and accept the Superior Proposal, subject to the payment, in certain circumstances, of a $75 million termination fee to the Purchaser.  The Board believes that the amount of the termination fee and the circumstances under which it is payable would not preclude other potential acquirors from making an Acquisition Proposal, and are reasonable in light of the value offered to Unitholders and Exchangeable Shareholders under the Arrangement.  See “The Arrangement – Arrangement Agreement – Termination Fee” for a complete description of the circumstances in which the termination fee may be payable.

•

Developments in Income Trust Market:  The announcement by the Canadian federal government on October 31, 2006 of its intention to begin taxing income trusts in 2011, as well as interim measures which limit the ability of income trusts to raise capital and acquire assets, has had a negative effect on the market value of income trusts, including PrimeWest, and has restricted PrimeWest's ability to execute its growth strategy.

•

Securityholders Vote on the Arrangement Resolution:  Two-thirds of the votes cast by Securityholders at the Meeting are required to approve the Arrangement Resolution.  Accordingly, Securityholders are free to reject the Arrangement Resolution if they choose to do so, subject to the obligation of PrimeWest, in the case of such non-approval, to pay a $10 million expense fee to the Purchaser in the event an Acquisition Proposal has been publicly announced or is proposed, offered or made to PrimeWest, PEI or any of the Securityholders prior to the date of the Meeting.  See “The Arrangement – Arrangement Agreement – Expenses Fee”.

•

Treatment of PrimeWest Convertible Debentures:  Holders of PrimeWest Convertible Debentures have the ability to participate in the Arrangement by converting their debentures into Units prior to the Effective Date.  The consideration of $26.75 per Unit under the Arrangement is in excess of the conversion price of the PrimeWest Convertible Debentures (being $26.50 per Unit for Series I and II and $26.25 per Unit for Series III).  Within 30 days following the Effective Date, the terms of the PrimeWest Convertible Debenture Indenture require PrimeWest or its successor to make an offer to the holders of PrimeWest Convertible Debentures to acquire all of the outstanding PrimeWest Convertible Debentures for a price equal to $1,010 in cash per $1,000 of principal amount of PrimeWest Convertible Debentures plus accrued and unpaid interest.  See “The Arrangement – Effect of the Arrangement – Effect on the PrimeWest Convertible Debentures”.

•

Dissent Rights:  Unitholders and Exchangeable Shareholders have the ability to exercise their Dissent Rights.  See “The Arrangement – Right to Dissent”.

•

Court Approval Required:  The Arrangement requires approval by the Court.

•

Purchaser’s Capacity to Complete the Arrangement:  The obligations of the Purchaser and TAQA North under the Arrangement Agreement are not subject to a financing condition.  Based on the representations, warranties and covenants provided by the Purchaser, TAQA North and TAQA, the Board believes that the Purchaser has the financial capacity to complete the Arrangement.

The Board also considered a variety of risks and other potentially negative factors concerning the Arrangement, including the following:

•

the Unitholders and Exchangeable Shareholders will not benefit from any appreciation in the value of, or any distribution on, the Units or Exchangeable Shares after completion of the Arrangement;

•

the requirement that certain conditions to the closing of the Arrangement must be met, including regulatory approvals, and the right of the Purchaser to terminate the Arrangement Agreement under certain circumstances related thereto;

•

the potential impact that TAQA being majority-owned by a foreign state could have on the Purchaser’s ability to obtain all regulatory approvals that are required in connection with the Arrangement;

•

the risks and costs to PrimeWest if the Arrangement is not closed, including the diversion of management and employee attention from PrimeWest’s business plan, employee attrition and the effect on PrimeWest’s business and customer relationships;

•

if the Arrangement is not completed and the Board decides to pursue an alternative transaction, there can be no assurance that PrimeWest will be able to find a party willing to pay consideration that is equivalent or more attractive than the consideration to be paid under the Arrangement;

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•

the fact that the Purchaser is a newly-formed entity and TAQA North's ability to assure the Purchaser's performance of its obligations under the Arrangement Agreement may not be sufficient to complete the Arrangement;

•

the fact that an all-cash transaction will generally be taxable to non-exempt Securityholders for U.S. and Canadian federal income tax purposes;

•

the fact that, under the Arrangement Agreement, PrimeWest must generally conduct its business in the ordinary course, and that PrimeWest is, prior to the closing of the Arrangement or the termination of the Arrangement Agreement, subject to customary ordinary course of business covenants requiring the prior consent of the Purchaser (not to be unreasonably withheld), which may delay or prevent PrimeWest from pursuing business opportunities that may arise or preclude PrimeWest from taking actions that would be advisable if PrimeWest were to remain a publicly traded entity;

•

the fact that, under the Arrangement Agreement, PrimeWest is restricted in its ability to solicit other Acquisition Proposals;

•

the $75 million termination fee payable by PrimeWest upon the occurrence of certain events, and the possible deterrent effect that paying such fee might have on the willingness of other potential acquirors to propose an alternative transaction that may be more advantageous to Securityholders; and

•

the fact that under the Arrangement Agreement, PrimeWest's directors, officers and employees may receive additional and separate benefits than those received by Securityholders generally in connection with the Arrangement (see “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon”).

The foregoing summary of the information and factors considered by the Board is not intended to be an exhaustive review of the factors considered by the Board in reaching its conclusion and making its recommendation.  The members of the Board evaluated the various factors summarized above in light of their own knowledge of the business, industry, financial condition and prospects of PrimeWest, and were also based, in part, upon the advice of the Board's legal and financial advisors and the views of the Special Committee.  In view of the numerous factors considered by the Board in connection with its evaluation of the Arrangement, the Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign relative weight to any specific factors in reaching its conclusion and making its recommendation.  In addition, individual members of the Board may have given different weight to the different factors that were considered.  The conclusion and unanimous recommendation of the Board were made after considering all of the information and factors involved.

Fairness Opinion

The Board of Directors retained CIBCWM as sole financial advisor to PrimeWest in connection with the assessment of a potential transaction with TAQA or its subsidiaries.  As part of this mandate, CIBCWM was requested to provide the Board of Directors with its opinion as to the fairness, from a financial point of view, of the consideration to be received by the Unitholders and the Exchangeable Shareholders pursuant to the Arrangement.  In connection with this mandate, CIBCWM has prepared the Fairness Opinion.  The Fairness Opinion states that, as of September 23, 2007, and based upon and subject to the assumptions, limitations and qualifications described in such opinion, the consideration to be received by the Unitholders and the Exchangeable Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Unitholders and the Exchangeable Shareholders, respectively.

The full text of the Fairness Opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered, limitations and qualifications on the scope of the review undertaken by CIBCWM in rendering its opinion, is attached as Appendix D to this Information Circular, “Fairness Opinion”.  The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.  The summary of the Fairness Opinion in this Information Circular is qualified in its entirety by reference to the full text of the Fairness Opinion.  The Fairness Opinion is not a recommendation as to how Unitholders or Exchangeable Shareholders should vote at the Meeting.  The Fairness Opinion was one of a number of factors taken into consideration by the Board in making their unanimous determination that the Arrangement is in the best interests of PrimeWest and the Unitholders and the Exchangeable Shareholders and their unanimous recommendation that Unitholders and Exchangeable Shareholders vote in favour of the Arrangement Resolution.

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Recommendation of the Board of Directors

The Board of Directors has unanimously concluded that the Arrangement is in the best interests of PrimeWest and the Unitholders and Exchangeable Shareholders and has, in part, based on the Fairness Opinion of its financial advisor, CIBCWM, unanimously determined that the Arrangement is fair, from a financial point of view, to Unitholders and Exchangeable Shareholders and unanimously recommends that Unitholders and Exchangeable Shareholders vote in favour of the Arrangement Resolution.

Effect of the Arrangement

General

The Arrangement will proceed if the Arrangement Resolution is passed in the manner set forth in the Interim Order, all necessary approvals of the Court are received and all other conditions to the completion of the Arrangement set forth in the Arrangement Agreement are satisfied or waived by the applicable parties.  In that event, the Acquiring Parties will have acquired all of the outstanding Units and Exchangeable Shares and will apply to have the Units delisted from the NYSE and TSX and the Exchangeable Shares delisted from the TSX.

Effect on the PrimeWest Convertible Debentures

The PrimeWest Convertible Debentures are not dealt with under the Plan of Arrangement and the holders of PrimeWest Convertible Debentures will not vote with respect to the Arrangement.  Holders of PrimeWest Convertible Debentures that wish to participate in the Arrangement may do so by converting their PrimeWest Convertible Debentures into Units prior to the Effective Date, either unconditionally or conditional upon the Arrangement becoming effective.  The consideration of $26.75 per Unit under the Arrangement is in excess of the conversion price of the PrimeWest Convertible Debentures, being $26.50 per Unit for Series I and II debentures and $26.25 per Unit for Series III debentures.  Holders of PrimeWest Convertible Debentures who convert their PrimeWest Convertible Debentures into Units prior to the Effective Date will be entitled to receive accrued and unpaid interest on such PrimeWest Convertible Debentures up to but not including the date of conversion.

Following the completion of the Arrangement, the Acquiring Parties will honour the obligations under the PrimeWest Convertible Debenture Indenture.   However, the Acquiring Parties will apply to have the PrimeWest Convertible Debentures delisted from the TSX following the completion of the Arrangement.  In addition, the Acquiring Parties may apply to have PrimeWest deemed to have ceased to be a reporting issuer for the purposes of Applicable Canadian Securities Laws in the jurisdictions where it currently has such status.

Following the completion of the Arrangement, one or more of the Acquiring Parties, PrimeWest,  PrimeWest's successor or their affiliates may take certain actions affecting the PrimeWest Convertible Debentures, including redeeming the PrimeWest Convertible Debentures in accordance with the terms of the PrimeWest Convertible Debenture Indenture, offering to acquire the PrimeWest Convertible Debentures in a general solicitation or in private transactions, satisfying PrimeWest's obligations through a defeasance in accordance with the PrimeWest Convertible Debenture Indenture or obtaining the consent of the holders of PrimeWest Convertible Debentures to amendments to the PrimeWest Convertible Debenture Indenture to permit the early redemption of the PrimeWest Convertible Debentures.   Any actions, if taken, may affect one or more series of the PrimeWest Convertible Debentures without affecting any other series of PrimeWest Convertible Debentures.  Different actions may be taken with respect to each series of the PrimeWest Convertible Debentures.  As at the date hereof, the Acquiring Parties have not advised PrimeWest of any intention to take a specific action with respect to any series of PrimeWest Convertible Debentures and there is no certainty that any action or any particular action will be taken with respect to any series of PrimeWest Convertible Debentures.

See “The Arrangement - Effect of the Arrangement – Effect on the PrimeWest Convertible Debentures”, “The Arrangement - Details of the Arrangement”, “The Arrangement - Canadian Federal Income Tax Considerations”, “The Arrangement - United States Federal Income Tax Considerations” and “The Arrangement - Procedure for Exchange of Securities”.

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Effect on LTIP and other PrimeWest Incentive Plans

With respect to the LTIP, the Arrangement will result in a “going private transaction” and the vesting of all UARs will be accelerated in order to permit Units issuable pursuant to such UARs to participate in the Arrangement.  PrimeWest will issue and deliver Units upon the due exercise of outstanding UARs on or prior to the Effective Date such that any Units so issued will then participate in the Arrangement on the same basis as the existing Units.  In addition, PEI will make an offer to acquire each UAR for which no Units would be issued on the exercise thereof at any time on or prior to the Effective Date (assuming the Total Unitholder Return is calculated on the basis of the consideration offered for each Unit under the Arrangement), on the basis of $0.10 for each such UAR.  UARs not exercised or acquired in the foregoing manner will participate in the Arrangement in the manner set forth above under “The Arrangement”.  See “The Arrangement - Effect of the Arrangement – Effect on LTIP and other PrimeWest Incentive Plans”, “The Arrangement - Details of the Arrangement” and “The Arrangement - Canadian Federal Income Tax Considerations”.

With respect to the STIP, on or before the Effective Date, PEI will advise its employees of their entitlement to receive a payment under the STIP and the Acquiring Parties have agreed to cause PEI or one of its successors or Subsidiaries, as applicable, to make all the payments under the STIP no later than February 29, 2008.  In the event that the employment of an employee of PEI is terminated after the Effective Date and prior to February 29, 2008, the Acquiring Parties have agreed that such employee shall be entitled to receive the STIP payment on the date of such employee’s termination and in addition to such employee’s severance payment.  In addition, immediately prior to the Effective Time PEI will, among other things, pay a bonus under the STIP to each executive officer of PEI.  See “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon.”

Except as contemplated in the Arrangement, PrimeWest has covenanted not to adopt, amend or make any contribution to the LTIP or any other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements.

Effect on Distributions

Distributions payable to Unitholders in the month of November 2007 will not be affected by the proposed Arrangement and will be paid in the usual manner.  Therefore, Unitholders of record on October 22, 2007 will receive their regular monthly cash distribution on November 15, 2007.

Following the distribution payable on November 15, 2007, the record date for subsequent distributions shall become the third Business Day of the month in which the distribution is to be paid.  Accordingly, if the Effective Time occurs prior to the third Business Day of December, Unitholders will not receive the distribution to be paid on December 14, 2007.  Similarly, to the extent the Effective Time occurs in any month after December 2007, the record date for the distribution that has historically been payable in such following month shall also become the third Business Day of such following month and Unitholders will not receive that distribution if the Effective Time occurs prior to the third Business Day of such following month.  In addition, if the Meeting presently scheduled for November 21, 2007 is otherwise adjourned or cancelled and the Meeting cannot be convened until after November 30, 2007, no distributions on the Units shall be paid subsequent to November 30, 2007 if the conditions in Sections 5.1(f) through 5.1(j) and 5.2(h) through 5.2(i) of the Arrangement Agreement were satisfied or waived on or prior to November 30, 2007; provided that if the Meeting is held on or prior to December 10, 2007 and the Effective Time has not occurred by January 31, 2008, PrimeWest may resume its regular monthly cash distributions on the Units consistent with the past practices of PrimeWest.

See “The Arrangement - Effect of the Arrangement - General”, “The Arrangement – Details of the Arrangement – Arrangement Steps” and “The Arrangement - Canadian Federal Income Tax Considerations”.

Effect on DRIP

PrimeWest has covenanted to suspend the operation of the DRIP with respect to any distribution on the Units occurring after October 15, 2007.  This Information Circular is intended, in part, to notify Unitholders of PrimeWest’s intention in that respect.  Therefore, distributions to Unitholders of record on October 22, 2007 to be paid on November 15, 2007 will not be eligible for reinvestment under the DRIP in either the premium or regular components.  Further, no

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additional cash payments pursuant to the optional Unit purchase plan component of the DRIP will be permitted.  If the Arrangement is completed on November 23, 2007, as expected, the DRIP will be terminated on that date.

Procedure for Exchange of Securities

In order to receive payment of the cash to which they are entitled on the completion of the Arrangement, Registered Holders of Units or Exchangeable Shares must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal) a duly completed Letter of Transmittal together with the certificates representing the holder’s Units or Exchangeable Shares, as the case may be.

Unitholders whose Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Units.  Exchangeable Shareholders whose Exchangeable Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Exchangeable Shares.

The use of the mail to transmit certificates representing Securities and the Letter of Transmittal is at each holder’s risk.  PrimeWest recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

All signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution unless otherwise provided.

Unitholders and Exchangeable Shareholders will not receive their cash payment until they submit the certificates for their Units or Exchangeable Shares, as the case may be, to the Depositary along with a duly completed Letter of Transmittal.  Each certificate formerly representing Units or Exchangeable Shares that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, including the right of the holder to receive their cash payment.

See “The Arrangement - Procedure for Exchange of Securities”.

Approval of Securityholders Required for the Arrangement

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution is not less than two-thirds of the votes cast by Securityholders, either in person or by proxy, at the Meeting.  Pursuant to the Interim Order, the Securityholders will vote together as a single class of securities at the Meeting.  In order to obtain the approval of the TSX to the Arrangement, the Arrangement Resolution must also be approved by at least a simple majority of the votes cast by Unitholders and Exchangeable Shareholders, voting together as a single class, either in person or by proxy, at the Meeting.

Each Unit entitled to be voted at the Meeting will entitle the holder thereof to one vote at the Meeting.  Each Exchangeable Share entitled to be voted at the Meeting will entitle Computershare Trust Company of Canada, as voting and exchange trustee and for the benefit of the holder thereof, to that number of votes at the Meeting equal to the number of votes that an Exchangeable Shareholder would have been entitled had the holder exchanged such Exchangeable Share for Units immediately prior to the Record Date.  Each UAR entitled to be voted at the Meeting will entitle the holder thereof to one vote at the Meeting.  See “The Arrangement - Securities Law Matters - Canada” and “General Proxy Matters - Procedure and Votes Required”.

Right to Dissent

Pursuant to the Interim Order, Dissenting Securityholders have the right to dissent with respect to the Arrangement Resolution by providing a written objection to the Arrangement Resolution to PrimeWest c/o Stikeman Elliott LLP, 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta T2P 5C5, Attention:  Luigi A. Cusano, by 4:00 p.m. on the Business Day immediately preceding the date of the Meeting, provided such holder also complies with Section 191 of the ABCA, as modified by the Interim Order.

In the event the Arrangement becomes effective, each Dissenting Securityholder will be entitled to be paid the fair value of the Units or Exchangeable Shares in respect of which the holder dissents in accordance with Section 191 of the

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ABCA, as modified by the Interim Order.  See Appendices B and E to this Information Circular for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

The statutory provisions covering the right to dissent are technical and complex.  Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right to dissent.  Persons who are beneficial owners of Units or Exchangeable Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the Registered Holder is entitled to dissent.  Accordingly, a beneficial owner of Units or Exchangeable Shares desiring to exercise the right to dissent must make arrangements for such Units or Exchangeable Shares beneficially owned to be registered in such holder’s name prior to the time the written objection to the applicable resolution approving the Arrangement is required to be received by PrimeWest, or alternatively, make arrangements for the Registered Holder of such Units or Exchangeable Shares to dissent on such holder’s behalf.  Pursuant to the Interim Order, a Unitholder or Exchangeable Shareholder may not exercise the right to dissent in respect of only a portion of such holder’s Units or Exchangeable Shares, respectively.  See “The Arrangement – Right to Dissent”.

It is a condition to the Arrangement that Unitholders holding not more than 10% of the Units shall have exercised rights of dissent in relation to the Arrangement that have not been withdrawn as at the Effective Date.  See “The Arrangement - Conditions Precedent to the Arrangement”.

Lock-up Agreements

The directors of PEI have committed pursuant to the Lock-up Agreements to vote the Securities (including any Units obtained upon exercise of their Exchangeable Shares or UARs) held by them, directly or indirectly or over which they exercised control or direction, in favour of the Arrangement Resolution. The directors of PEI hold or control an aggregate of approximately 428,006 Units, 100,000 Exchangeable Shares entitling them to acquire an aggregate of 71,071 Units and 768,406 UARs entitling them to acquire an aggregate of approximately 280,610 Units.  See “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon” and “Background to and Reasons for the Arrangement – Recommendation of the Board of Directors”.

Final Order

Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court.  See “The Arrangement – Procedure for the Arrangement Becoming Effective”.  An application for the Final Order approving the Arrangement is expected to be made on November 22, 2007 at 9:00 a.m. (Calgary time) at the Court House, Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta.

Other Regulatory Approvals

In addition to the approval of Securityholders and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained, which include Competition Act Approval and Investment Canada Approval.  An application for review under the Investment Canada Act was filed with the Investment Review Division of Industry Canada on October 4, 2007, and an application for an Advance Ruling Certificate or in the alternative a “no-action” letter was filed with the Commissioner on October 15, 2007.  The Arrangement is not subject to the requirements of the HSR Act.

On or before the Effective Date, the Purchaser may elect to have the Purchaser and PrimeWest file a notice regarding the Arrangement with the Committee under Section 721 of the United States Defense Production Act of 1950.  If the Purchaser elects to file such a notice, the Purchaser is not obligated to consummate the transactions contemplated by the Arrangement until the earlier of (i) the termination of the review under Section 721 of the United States Defense Production Act of 1950 or (ii) the Outside Date, at which date this condition is no longer applicable.

See “The Arrangement - Other Regulatory Approvals” and “Risk Factors – Risks Relating to the Arrangement”.

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Source of Funds for the Arrangement

Under the terms of the Arrangement and related transactions, an aggregate amount of approximately $3.988 billion is expected to be paid to acquire all of the Securities (assuming there are no Dissenting Securityholders and no UARs are exercised prior to the Effective Time).

Pursuant to the Arrangement Agreement, the Purchaser has represented to PrimeWest that it has available funds from cash on hand and available from affiliates and under existing lines of credit to permit payment of the amounts required to be paid to the PrimeWest Securityholders pursuant to the Arrangement.  In addition, concurrent with the execution of the Arrangement Agreement, the Purchaser delivered to PrimeWest an executed commitment letter pursuant to which TAQA has agreed, subject to the terms and conditions thereof, to provide or cause to be provided the funds necessary for the Purchaser to pay the consideration payable to the PrimeWest Securityholders at the Effective Time pursuant to the Arrangement.  The Arrangement Agreement contains a covenant of the Acquiring Parties that such commitment letter shall not be amended or altered in any manner that could reasonably be expected to delay or prevent the consummation of the Arrangement.

See “The Arrangement — Source of Funds for the Arrangement”.

Canadian Federal Income Tax Considerations

The comments herein apply only to Unitholders and Exchangeable Shareholders who hold their Units or Exchangeable Shares, as applicable, as capital property for purposes of the ITA.

The Canadian federal income tax consequences of the transactions comprising the Arrangement will generally result in a Unitholder or Exchangeable Shareholder who is resident in Canada for purposes of the ITA realizing a capital gain (or a capital loss) equal to the amount by which the cash received under the Arrangement exceeds (or is less than) such Unitholder or Exchangeable Shareholder’s adjusted cost base of the Units or Exchangeable Shares, respectively, and any reasonable costs of disposition.

A Unitholder who, at all relevant times, is not resident in Canada for purposes of the ITA generally will not be subject to any Canadian tax on a capital gain realized on a disposition of Units unless such Units constitute “taxable Canadian property” of the non-resident Unitholder for purposes of the ITA and an income tax convention between Canada and the non-resident Unitholder’s jurisdiction of residence does not exempt the capital gain from Canadian tax.

The Information Circular contains a summary of the principal Canadian federal income tax considerations which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary.  See “The Arrangement – Canadian Federal Income Tax Considerations”.

United States Federal Income Tax Considerations

The Arrangement will be a taxable transaction for United States federal income tax purposes. As a result, a U.S. Holder of Units will generally recognize a gain or loss in an amount equal to the difference between the holder’s adjusted tax basis in the Units transferred in the Arrangement and the sum of the cash received in the Arrangement. This gain or loss will generally be treated as a capital gain or loss if the U.S. Holder held the Units as capital assets and will be long-term if the U.S. Holder held the Units for more than one year.

The foregoing is a brief summary of U.S. federal income tax consequences only. Unitholders should read the information in the Information Circular under the heading “The Arrangement – United States Federal Income Tax Considerations”.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian and United States federal income tax considerations.  Securityholders who are resident in jurisdictions other than Canada or the United States should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.  Securityholders should also consult their own tax advisors regarding provincial, state or territorial tax considerations of the Arrangement.

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Information Concerning PrimeWest

PrimeWest is an open-end investment trust created under the laws of Alberta pursuant to the PrimeWest Trust Indenture.  The undertaking of PrimeWest is to issue Units to the public and to invest PrimeWest’s funds, directly or indirectly, in oil and natural gas properties and assets related thereto. The sole beneficiaries of PrimeWest are the Unitholders.  Computershare Trust Company of Canada or its successor is the trustee of PrimeWest.  The head office of PrimeWest is 5100, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3Y7.  The registered office of PrimeWest is 4300, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5.

The principal undertaking of PrimeWest is to acquire and hold, directly and indirectly, interests in oil and natural gas properties.

The outstanding Units are traded on the TSX under the trading symbol “PWI.UN” and on the NYSE under the symbol “PWI”.  The outstanding Exchangeable Shares are traded on the TSX under the trading symbol “PWX”.  The outstanding Series I PrimeWest Convertible Debentures, Series II PrimeWest Convertible Debentures and Series III PrimeWest Convertible Debentures are traded on the TSX under the symbols “PWI.DB.A”, “PWI.DB.B” and “PWI.DB.C”, respectively.

Information Concerning the Purchaser, TAQA North and TAQA

The Purchaser is a corporation that was incorporated under the ABCA for the purposes of participating in the Arrangement and is a wholly-owned subsidiary of TAQA North. The registered office of the Purchaser is located at 12th Floor, Fifth Avenue Place, 425 – 1st Street S.W., Calgary, Alberta T2P 3L8.

TAQA North is a corporation incorporated pursuant to the provisions of the ABCA. The head office of TAQA North is located at 3500, 700 – 2nd Street S.W., Calgary, Alberta T2P 2W2.  TAQA North, formerly Northrock Resources Limited, is a Calgary-based oil and gas exploration company with operations in Northern Alberta and British Columbia, West Central and Southern Alberta, Southwest and Southeast Saskatchewan and the Northwest Territories.  TAQA North was acquired by TAQA in August 2007 from Pogo Producing Company for a total purchase price of approximately U.S.$2 billion.  TAQA North is a wholly-owned subsidiary of TAQA.

TAQA is a major global energy company with strategic and financing investment opportunities in oil & gas, power, water and infrastructure across the Middle East, India, Europe and North Africa.  TAQA focuses on upstream (oil & gas exploration and production), midstream (pipeline, gas storage and LNG) and downstream (power generation) operations.  TAQA is a public joint stock company established in June 2005 pursuant to the provisions of an Emiri Decree and is owned as to 75.1%, directly or indirectly, by the government of Abu Dhabi, including 24.1% owned by the government of Abu Dhabi’s Fund for the Support of Farm Owners in Abu Dhabi to provide farmers with an income stream and to provide longer-term support to the farming community in Abu Dhabi.  The remaining 24.9% are traded on the Abu Dhabi Securities Market under the trading symbol “ABD:  TAQA”.  Ownership of the shares of TAQA is limited to nationals of the United Arab Emirates.

Moody Investor Services and Standard & Poor’s have assigned long-term senior unsecured ratings of Aa2 and AA-, respectively, to the long-term unsecured debt of TAQA.

Risk Factors

If the Arrangement does not take place as contemplated, PrimeWest and the Securityholders could suffer adverse consequences, including the payment of break fees in certain circumstances, the loss of investor confidence and a diminution in the market price of the Units and Exchangeable Shares.  See “Risk Factors”.

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BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Background to the Arrangement

The Special Committee and the Board have reviewed and considered the Arrangement with the benefit of advice and input from their legal and financial advisors and from management.  The following discussion summarizes the sequence of events which culminated in the execution of the Arrangement Agreement.

On July 19, 2007, Harold Milavsky, the Chair of the Board, received a letter dated July 17, 2007 from Peter Barker-Homek, the Chief Executive Officer of TAQA, containing a non-binding expression of interest from TAQA to acquire all of the issued and outstanding Units and Exchangeable Shares for cash consideration of $26.00 per Unit.  The Initial Proposal was subject to various conditions, including the completion of due diligence on PrimeWest and its operations and that no further distributions be paid on the Units, and set out certain key assumptions in respect of PrimeWest.

On July 20, 2007, the Board met to discuss the Initial Proposal and to begin developing a strategy for responding to the Initial Proposal.  The Board also discussed the retention of legal and financial advisors.  The Board determined that PrimeWest's lead counsel, Stikeman Elliott LLP, should be retained to provide legal advice and that CIBCWM should be approached to determine its availability to act as its independent financial advisor.

On July 23, 2007, Messrs. Garner (the President and Chief Executive Officer of PEI), Milavsky and Emes (the Chair of the Board’s Corporate Governance Committee) met with Stikeman Elliott LLP to review the duties and obligations of the Directors in the circumstances of the Initial Proposal.

On July 24, 2007, Mr. Milavsky left a voice mail for Mr. Barker-Homek (i) acknowledging receipt of the Initial Proposal, (ii) thanking TAQA for its interest in PrimeWest, (iii) indicating that he had contacted the other Directors in this respect, and (iv) advising that he would get back to him by the end of the week with a more substantive response to the Initial Proposal.

On July 27, 2007, the Board met to receive a presentation from Stikeman Elliott LLP on directors' duties in the context of considering a potential transaction with TAQA, to receive a presentation from CIBCWM on TAQA and the Initial Proposal, and to develop a strategy for responding to the Initial Proposal.  Following that meeting, Mr. Milavsky left a voice mail for Mr. Barker-Homek (i) indicating PrimeWest's interest in considering the Initial Proposal, (ii) advising that discussions had occurred at the Board level, and (iii) advising that PrimeWest's financial advisors would contact TAQA's financial advisors to discuss the questions raised by the Board and points of clarification of certain of the key assumptions expressed in the Initial Proposal.

On July 31, 2007, at a regularly scheduled Board dinner, Mr. Garner presented the Board with his preliminary views of PrimeWest’s prospects as a going concern.

On August 1, 2007, the Board held its regularly scheduled quarterly meeting.  Following the conclusion of the regular quarterly meeting, the Board met to continue its consideration of the Initial Proposal and the development of a strategy for responding to the Initial Proposal.  The Board received a presentation from CIBCWM on the process that CIBCWM recommended that the Board adopt in evaluating the Initial Proposal.  The Board also approved the formation of a Special Committee comprised of the following Board members: W. Glen Russell (Chair), Barry E. Emes and David M. Fitzpatrick.  The Special Committee was created to (i) consider and respond to the Initial Proposal, including overseeing or conducting any negotiations between PrimeWest and TAQA with respect to the Initial Proposal and any more definitive proposal that may result from the Initial Proposal, (ii) regularly report to the Board regarding the Initial Proposal and discussions and negotiations relating to the Initial Proposal, and (iii) make such recommendations to the Board as the Special Committee deemed advisable on any matter relating to the Initial Proposal or any more definitive proposal that may result from the Initial Proposal, including with respect to undertaking any particular course of action by the Board.

The Special Committee held meetings on August 1, 2, 3 and 7, 2007 to receive status updates, and to discuss strategies for responding to the Initial Proposal, the terms of the engagement of CIBCWM and Stikeman Elliott LLP and the terms on which the Special Committee would be prepared to disclose confidential information concerning PrimeWest to TAQA. At the meeting on August 7, 2007, the Special Committee approved the terms of the engagement of CIBCWM as financial advisors in respect of the Initial Proposal.

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On August 8, 2007, on the recommendation of the Special Committee, PrimeWest and TAQA entered into the Confidentiality Agreement.  Following the execution of the Confidentiality Agreement, PrimeWest began disclosing certain information regarding its business and assets to TAQA, on a confidential basis.

On August 10, 2007, the Special Committee met to receive a status update, to consider potential transaction structuring issues, to review and consider the materials that would be presented to TAQA's representatives at a meeting to be held on August 14, 2007 and to discuss the process to be followed in evaluating any more definitive proposal which may be received from TAQA.

During the week of August 13, 2007, TAQA's evaluation team reviewed certain information regarding the business and assets of PrimeWest and met with management of PEI and representatives of PrimeWest's independent engineers, GLJ.  This phase of TAQA's due diligence review focused on confirming the value that TAQA had ascribed to PrimeWest based on its review of PrimeWest's public disclosure and confirming the key assumptions in the Initial Proposal.  On August 14, 2007, TAQA's evaluation team, including Mr. Barker-Homek, received a presentation by management of PEI on the business and assets of PrimeWest.

On August 16, 2007, the Special Committee met to receive an update from management of PEI and CIBCWM regarding the progress of TAQA's due diligence review, to consider potential transaction structuring issues, to consider the principal terms that would need to be addressed in any definitive transaction agreement with TAQA and to consider the process for responding to any more definitive proposal from TAQA.

On August 22, 2007, TAQA delivered to each of the Directors a non-binding letter confirming the Initial Proposal to acquire all of the issued and outstanding Units for cash consideration of $26.00 per Unit, based on clarified assumptions.  The Reconfirmed Proposal was subject to certain conditions, including the approval of TAQA's board of directors, a confirmatory due diligence period and that no further distributions be paid on the Units.

At a meeting held on August 22, 2007, the Board received a report on the activities of the Special Committee and considered, in a preliminary manner, the Reconfirmed Proposal and CIBCWM's preliminary assessment of such proposal.

On August 23, 2007, the Board met with both management of PEI and CIBCWM to receive (i) an assessment of PrimeWest's prospects as a going concern, (ii) a presentation from CIBCWM containing its preliminary evaluation of the Reconfirmed Proposal, and (iii) a presentation from Stikeman Elliott LLP regarding directors' duties in the context of considering a potential transaction with TAQA.  At that meeting, the Board also discussed strategies that could be adopted in responding to the Reconfirmed Proposal.  Following lengthy deliberations, the Board instructed CIBCWM to continue discussions with TAQA through its financial advisor in an effort to obtain an enhanced proposal.

On each of September 7 and 10, 2007, the Special Committee met to receive reports from CIBCWM on the discussions that had occurred with TAQA's financial advisor since August 23, 2007 and to discuss strategies for obtaining an enhanced proposal from TAQA.  Following lengthy discussions, the Special Committee instructed Mr. Garner to contact Mr. Barker-Homek directly.

On September 10, 2007, Mr. Garner contacted Mr. Barker-Homek to discuss the terms on which TAQA would be prepared to pursue a transaction with PrimeWest.

As a result of these discussions, Mr. Barker-Homek submitted a revised offer to Mr. Garner on September 11, 2007.  Mr. Barker-Homek and Mr. Garner then discussed potential modifications to the revised offer, with Mr. Barker-Homek ultimately agreeing to a revised offer which provided for a revised offer price of $26.75 per Unit and, among other things, less restrictive limitations on distributions than had been contained in TAQA's earlier proposals.  Later that day, the Special Committee met to receive a report from Mr. Garner regarding his discussions with Mr. Barker-Homek.  After reviewing the principal terms of the Enhanced Proposal, the Special Committee considered a number of factors, including PrimeWest's prospects as a going concern, various matters relating to the ability of PrimeWest to successfully execute its business plan, the advice of its financial and legal advisors, the likelihood of receiving an alternative proposal more favourable to the Unitholders than the Enhanced Proposal, and whether TAQA would be likely to withdraw its proposal if PrimeWest were to pursue an auction or other sale or merger process.  Following a comprehensive review of these and other relevant considerations, the Special Committee indicated that it supported pursuing a transaction with TAQA on these terms.  The Special Committee then instructed Mr. Garner to contact Mr. Barker-Homek to obtain a non-binding

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understanding on the principal terms of the transaction and, following such agreement, to commence negotiations with TAQA on the terms of a definitive transaction agreement.

On September 12, 2007, Mr. Garner contacted Mr. Barker-Homek to review and obtain a non-binding understanding on the principal terms of the transaction.

Beginning on September 12, 2007, TAQA conducted its confirmatory due diligence review of PrimeWest, and the parties began to draft and negotiate the terms and conditions of the Arrangement Agreement.

On September 18, 2007, the Compensation Committee of the Board met to determine the recommendations that it would make to the Board as to certain entitlements of the employees, officers and directors of PEI that would take effect if a transaction with TAQA were to be completed.  The committee intended that these entitlements would protect the interests of the employees, officers and directors of PEI through the course of the transaction and, since certain of the entitlements would not become payable for some time following the expected completion date of the Arrangement, would provide an incentive for such persons to remain with PEI until TAQA has an opportunity to offer employment terms that would take effect after the transaction has been completed.

On September 19, 2007, the Special Committee met to receive an update on the preparation of the Arrangement Agreement and to provide direction to management regarding the negotiation of certain terms of the Arrangement Agreement.  Later that day, Mr. Barker-Homek met with Messrs. Milavsky and Emes and with Mr. Garner to discuss, among other things, various aspects of the proposed transaction between TAQA and PrimeWest and the recommendations the Compensation Committee would make to the Board in connection with the Board’s consideration of the proposed Arrangement.

On September 21, 2007, the Board met (i) to receive an update on the preparation of the Arrangement Agreement and TAQA's confirmatory due diligence review, (ii) to receive a report from Mr. Garner regarding his meeting with Mr. Barker-Homek held on September 19, 2007, (iii) to review the principal terms of the Arrangement Agreement, and (iv) to receive a presentation from CIBCWM regarding the proposed Arrangement, including CIBCWM’s preliminary views on the fairness of the consideration to be received by Unitholders and Exchangeable Shareholders under the proposed Arrangement.  Following detailed discussions with its legal and financial advisors, the Board determined that (i) it was not in the interests of Unitholders and Exchangeable Shareholders to conduct a formal or informal sale or merger process in respect of PrimeWest, as to do so would not be permitted by the Enhanced Proposal, and (ii) the price and form of consideration to be received by the Unitholders and Exchangeable Shareholders under the Enhanced Proposal was fair, and it was unlikely that a sale or merger process would result in an acquisition or strategic proposal that would provide greater value to the Unitholders and Exchangeable Shareholders than the Enhanced Proposal.  The Board based its determinations, in part, on its belief, supported by the advice of CIBCWM, that (i)  the transaction with TAQA could be executed reasonably quickly and provide an immediate and significant cash premium to Unitholders and Exchangeable Shareholders if the Board determined to recommend such a transaction to the Securityholders, and (ii)  the termination fee of $75 million and the non-solicitation provisions contained in the draft Arrangement Agreement would not unduly deter other potential acquirors.  The meeting was subsequently adjourned to September 23, 2007.

On September 23, 2007, prior to re-convening the Board meeting on that date, Mr. Garner received confirmation from Mr. Barker-Homek that TAQA's board of directors had approved the transaction and authorized the execution of the Arrangement Agreement.

At the re-convened Board meeting, the Board received (i) an update on the preparation of the Arrangement Agreement, (ii) financial advice from CIBCWM regarding the proposed Arrangement, including its oral opinion as of September 23, 2007 that, based upon and subject to the assumptions, limitations and qualifications described in its opinion, the consideration to be received by the Unitholders and the Exchangeable Shareholders pursuant to the proposed Arrangement was fair, from a financial point of view, to the Unitholders and the Exchangeable Shareholders, respectively, and (iii) confirmation from Stikeman Elliott LLP that the Directors had taken all steps necessary to discharge their duties in the context of the Arrangement.  The Board then reviewed the principal terms of the Arrangement Agreement, fully considered its duties and responsibilities to the Unitholders and the Exchangeable Shareholders, and discussed the other alternatives available to PrimeWest, including continuing its current business plan.  Following those deliberations, the Directors (all but one of whom were present at the meeting, and the absent Director having indicated his support for the transaction) concluded that the Arrangement represented the best value reasonably available to the Unitholders and Exchangeable Shareholders at that time and unanimously determined that the Arrangement was in the best interests of

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PrimeWest, the Unitholders and the Exchangeable Shareholders.  The Board then resolved to unanimously recommend to the Unitholders and the Exchangeable Shareholders that they vote in favour of the Arrangement, and approved the Arrangement Agreement.  The Board also resolved to accept the recommendations of the Compensation Committee as to certain entitlements of the employees, officers and directors of PEI that would take effect if the proposed Arrangement were to be completed.

During the balance of September 23, 2007 and in the morning of September 24, 2007, PrimeWest and TAQA continued to finalize the negotiation of the Arrangement Agreement and related documents, and TAQA and its advisors worked to complete their confirmatory due diligence review of PrimeWest and its business and operations.  On the morning of Monday, September 24, 2007, PrimeWest, PEI, the Purchaser and TAQA North entered into the Arrangement Agreement, trading in the securities of PrimeWest was halted and the news release announcing the Arrangement was subsequently issued.

Reasons for and Advantages of the Arrangement

In arriving at its conclusion to recommend the Arrangement to Unitholders and Exchangeable Shareholders, the Board, after receiving advice from its legal and financial advisors and the views of the Special Committee, carefully reviewed and considered all aspects of the Arrangement, including the financial and other terms of the Arrangement, the long-term prospects for growth of PrimeWest through implementation of its recently adopted five-year business plan, and whether an active sale process or pursuing a strategic merger would be likely to result in additional value to Unitholders and Exchangeable Shareholders.  The following is a summary of the material information, factors and analysis considered by the Board in reaching its unanimous recommendation that Unitholders and Exchangeable Shareholders vote in favour of the Arrangement:

•

Premium and Distributions:  The consideration offered for the Units under the Arrangement represents a premium of approximately 34.2% and 34.3% to the closing price of the Units on the TSX and the NYSE, respectively, on September 21, 2007, the last trading day prior to the announcement of the Arrangement.  The consideration also represents a premium of approximately 26.5% and 32.6% to the 30-day weighted average trading price for the Units on the TSX and the NYSE, respectively, for the period ended September 21, 2007.  A Unitholder of record on September 21, 2007 and/or October 22, 2007 will also be entitled to receive the regular monthly distribution of $0.25 per Unit payable on October 15, 2007 and November 15, 2007, respectively.

•

Transaction with TAQA Represents the Most Favourable Strategic Alternative Available to PrimeWest:  Despite PrimeWest's past successes and the Board's belief that PrimeWest could successfully implement its current business plan, the Board concluded that the value offered to Securityholders under the Arrangement is more favourable to Securityholders in the near to medium term than the potential value that might have resulted from other strategic alternatives then reasonably available to PrimeWest, including remaining a publicly-traded entity and pursuing PrimeWest's current business plan, pursuing alternative transactions through an auction or other process, and other restructuring and asset divestment alternatives.  In each case, the Board considered the potential rewards, risks and uncertainties associated with those other alternatives and concluded that the Arrangement represented the most attractive course of action available to PrimeWest.

•

CIBCWM Fairness Opinion:  CIBCWM provided a fairness opinion dated September 23, 2007 to the Board to the effect that, as of that date and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the Unitholders and the Exchangeable Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Unitholders and the Exchangeable Shareholders, respectively.

•

Cash Consideration:  The cash consideration to be received by Unitholders and Exchangeable Shareholders under the Arrangement provides immediate liquidity and certainty of value to Unitholders and Exchangeable Shareholders that is not subject to market fluctuations.  Unitholders wishing to hold an investment in a natural gas-weighted energy trust would have the option of reinvesting their cash proceeds in a number of alternative publicly-traded energy trusts.

•

Termination Fee and Superior Proposals:  Under the Arrangement Agreement, the Board remains able, under certain circumstances, to consider and respond, in accordance with its fiduciary duties, to unsolicited Acquisition Proposals.  If the Board determines, acting in good faith and after consulting with its legal and financial advisors, that any such Acquisition Proposal is a Superior Proposal, and the Purchaser chooses not to propose improvements to the Arrangement so that such Acquisition Proposal would cease to be a Superior Proposal, PrimeWest may, in

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certain circumstances, terminate the Arrangement Agreement and accept the Superior Proposal, subject to the payment, in certain circumstances, of a $75 million termination fee to the Purchaser.  The Board believes that the amount of the termination fee and the circumstances under which it is payable would not preclude other potential acquirors from making an Acquisition Proposal, and are reasonable in light of the value offered to Unitholders and Exchangeable Shareholders under the Arrangement.  See “The Arrangement – Arrangement Agreement – Termination Fee” for a complete description of the circumstances in which the termination fee may be payable.

•

Developments in Income Trust Market:  The announcement by the Canadian federal government on October 31, 2006 of its intention to begin taxing income trusts in 2011, as well as interim measures which limit the ability of income trusts to raise capital and acquire assets, has had a negative effect on the market value of income trusts, including PrimeWest, and has restricted PrimeWest's ability to execute its growth strategy.

•

Securityholders Vote on the Arrangement Resolution:  Two-thirds of the votes cast by Securityholders at the Meeting are required to approve the Arrangement Resolution.  Accordingly, Securityholders are free to reject the Arrangement Resolution if they choose to do so, subject to the obligation of PrimeWest, in the case of such non-approval, to pay a $10 million expense fee to the Purchaser in the event an Acquisition Proposal has been publicly announced or is proposed, offered or made to PrimeWest, PEI or any of the Securityholders prior to the date of the Meeting.  See “The Arrangement – Arrangement Agreement – Expenses Fee”.

•

Treatment of PrimeWest Convertible Debentures:  Holders of PrimeWest Convertible Debentures have the ability to participate in the Arrangement by converting their debentures into Units prior to the Effective Date.  The consideration of $26.75 per Unit under the Arrangement is in excess of the conversion price of the PrimeWest Convertible Debentures (being $26.50 per Unit for Series I and II and $26.25 per Unit for Series III).  Within 30 days following the Effective Date, the terms of the PrimeWest Convertible Debenture Indenture require PrimeWest or its successor to make an offer to the holders of PrimeWest Convertible Debentures to acquire all of the outstanding PrimeWest Convertible Debentures for a price equal to $1,010 in cash per $1,000 of principal amount of PrimeWest Convertible Debentures plus accrued and unpaid interest.  See “The Arrangement – Effect of the Arrangement – Effect on the PrimeWest Convertible Debentures”.

•

Dissent Rights:  Unitholders and Exchangeable Shareholders have the ability to exercise their Dissent Rights.  See “The Arrangement – Right to Dissent”.

•

Court Approval Required:  The Arrangement requires approval by the Court.

•

Purchaser’s Capacity to Complete the Arrangement:  The obligations of the Purchaser and TAQA North under the Arrangement Agreement are not subject to a financing condition.  Based on the representations, warranties and covenants provided by the Purchaser, TAQA North and TAQA, the Board believes that the Purchaser has the financial capacity to complete the Arrangement.

The Board also considered a variety of risks and other potentially negative factors concerning the Arrangement, including the following:

•

the Unitholders and Exchangeable Shareholders will not benefit from any appreciation in the value of, or any distribution on, the Units or Exchangeable Shares after completion of the Arrangement;

•

the requirement that certain conditions to the closing of the Arrangement must be met, including regulatory approvals, and the right of the Purchaser to terminate the Arrangement Agreement under certain circumstances related thereto;

•

the potential impact that TAQA being majority-owned by a foreign state could have on the Purchaser’s ability to obtain all regulatory approvals that are required in connection with the Arrangement;

•

the risks and costs to PrimeWest if the Arrangement is not closed, including the diversion of management and employee attention from PrimeWest’s business plan, employee attrition and the effect on PrimeWest’s business and customer relationships;

•

if the Arrangement is not completed and the Board decides to pursue an alternative transaction, there can be no assurance that PrimeWest will be able to find a party willing to pay consideration that is equivalent or more attractive than the consideration to be paid under the Arrangement;

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•

the fact that the Purchaser is a newly-formed entity and TAQA North's ability to assure the Purchaser's performance of its obligations under the Arrangement Agreement may not be sufficient to complete the Arrangement;

•

the fact that an all-cash transaction will generally be taxable to non-exempt Securityholders for U.S. and Canadian federal income tax purposes;

•

the fact that, under the Arrangement Agreement, PrimeWest must generally conduct its business in the ordinary course, and that PrimeWest is, prior to the closing of the Arrangement or the termination of the Arrangement Agreement, subject to customary ordinary course of business covenants requiring the prior consent of the Purchaser (not to be unreasonably withheld), which may delay or prevent PrimeWest from pursuing business opportunities that may arise or preclude PrimeWest from taking actions that would be advisable if PrimeWest were to remain a publicly traded entity;

•

the fact that, under the Arrangement Agreement, PrimeWest is restricted in its ability to solicit other Acquisition Proposals;

•

the $75 million termination fee payable by PrimeWest upon the occurrence of certain events, and the possible deterrent effect that paying such fee might have on the willingness of other potential acquirors to propose an alternative transaction that may be more advantageous to Securityholders; and

•

the fact that under the Arrangement Agreement, PrimeWest's directors, officers and employees may receive additional and separate benefits than those received by Securityholders generally in connection with the Arrangement (see “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon”).

The foregoing summary of the information and factors considered by the Board is not intended to be an exhaustive review of the factors considered by the Board in reaching its conclusion and making its recommendation.  The members of the Board evaluated the various factors summarized above in light of their own knowledge of the business, industry, financial condition and prospects of PrimeWest, and were also based, in part, upon the advice of the Board's legal and financial advisors and the views of the Special Committee.  In view of the numerous factors considered by the Board in connection with its evaluation of the Arrangement, the Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign relative weight to any specific factors in reaching its conclusion and making its recommendation.  In addition, individual members of the Board may have given different weight to the different factors that were considered.  The conclusion and unanimous recommendation of the Board were made after considering all of the information and factors involved.

Fairness Opinion

The Board of Directors retained CIBCWM as sole financial advisor to PrimeWest in connection with the assessment of a potential transaction with TAQA or its subsidiaries.  As part of this mandate, CIBCWM was requested to provide the Board of Directors with its opinion as to the fairness, from a financial point of view, of the consideration to be received by the Unitholders and the Exchangeable Shareholders pursuant to the Arrangement.  In connection with this mandate, CIBCWM has prepared the Fairness Opinion.  The Fairness Opinion states that, as of September 23, 2007, and based upon and subject to the assumptions, limitations and qualifications described in such opinion, the consideration to be received by the Unitholders and the Exchangeable Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Unitholders and the Exchangeable Shareholders, respectively.

The full text of the Fairness Opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered, limitations and qualifications on the scope of the review undertaken by CIBCWM in rendering its opinion, is attached as Appendix D to this Information Circular, “Fairness Opinion”.  The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.  The summary of the Fairness Opinion in this Information Circular is qualified in its entirety by reference to the full text of the Fairness Opinion.  The Fairness Opinion is not a recommendation as to how Unitholders or Exchangeable Shareholders should vote at the Meeting.  The Fairness Opinion was one of a number of factors taken into consideration by the Board in making their unanimous determination that the Arrangement is in the best interests of PrimeWest and the Unitholders and the Exchangeable Shareholders and their unanimous recommendation that Unitholders and Exchangeable Shareholders vote in favour of the Arrangement Resolution.

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Recommendation of the Board of Directors

The Board of Directors has unanimously concluded that the Arrangement is in the best interests of PrimeWest and the Unitholders and Exchangeable Shareholders and has, in part, based on the Fairness Opinion of its financial advisor, CIBCWM, unanimously determined that the Arrangement is fair, from a financial point of view, to Unitholders and Exchangeable Shareholders and unanimously recommends that Unitholders and Exchangeable Shareholders vote in favour of the Arrangement Resolution.

The directors of PEI have committed pursuant to the Lock-up Agreements to vote the Securities (including any Units obtained upon exercise of their Exchangeable Shares or UARs) held by them, directly or indirectly or over which they exercised control or direction, in favour of the Arrangement Resolution. The directors of PEI hold or control an aggregate of approximately 428,006 Units, 100,000 Exchangeable Shares entitling them to acquire an aggregate of 71,071 Units and 768,406 UARs entitling them to acquire an aggregate of approximately 280,610 Units.  See “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon” and “Background to and Reasons for the Arrangement – Recommendation of the Board of Directors”.

THE ARRANGEMENT

Effect of the Arrangement

General

The Arrangement will proceed if the Arrangement Resolution is passed in the manner set forth in the Interim Order, all necessary approvals of the Court are received and all other conditions to the completion of the Arrangement set forth in the Arrangement Agreement are satisfied or waived by the applicable parties.  In that event, the Acquiring Parties will have acquired all of the outstanding Units and Exchangeable Shares and will apply to have the Units delisted from the NYSE and TSX and the Exchangeable Shares delisted from the TSX.

Effect on the PrimeWest Convertible Debentures

The PrimeWest Convertible Debentures are not dealt with under the Plan of Arrangement and the holders of PrimeWest Convertible Debentures will not vote with respect to the Arrangement.  Holders of PrimeWest Convertible Debentures that wish to participate in the Arrangement may do so by converting their PrimeWest Convertible Debentures into Units prior to the Effective Date, either unconditionally or conditional upon the Arrangement becoming effective.  The consideration of $26.75 per Unit under the Arrangement is in excess of the conversion price of the PrimeWest Convertible Debentures, being $26.50 per Unit for Series I and II debentures and $26.25 per Unit for Series III debentures.  Holders of PrimeWest Convertible Debentures who convert their PrimeWest Convertible Debentures into Units prior to the Effective Date will be entitled to receive accrued and unpaid interest on such PrimeWest Convertible Debentures up to but not including the date of conversion.

Holders of PrimeWest Convertible Debentures wishing to convert their PrimeWest Convertible Debentures to Units in order to participate in the Arrangement, whether unconditionally or conditional upon the Arrangement becoming effective, must provide instructions to do so to the broker, dealer, bank, trust company or other nominee through which they hold their PrimeWest Convertible Debentures in sufficient time prior to the Effective Date to permit the conversion.

Following the completion of the Arrangement, the Acquiring Parties will honour the obligations under the PrimeWest Convertible Debenture Indenture.   However, the Acquiring Parties will apply to have the PrimeWest Convertible Debentures delisted from the TSX following the completion of the Arrangement.  In addition, the Acquiring Parties may apply to have PrimeWest deemed to have ceased to be a reporting issuer for the purposes of Applicable Canadian Securities Laws in the jurisdictions where it currently has such status.

If the Arrangement is completed, the terms of the PrimeWest Convertible Debenture Indenture would require that an adjustment be made to the conversion right of the PrimeWest Convertible Debentures such that, following the Arrangement, the PrimeWest Convertible Debentures would not be convertible into Units, but would instead be convertible for the consideration that the holders of the PrimeWest Convertible Debentures would have received under the Arrangement if the PrimeWest Convertible Debentures had been converted for Units on the Effective Date.  Accordingly, following the completion of the Arrangement, the Series I and Series II debentures would be convertible into $1,009.43 in

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cash for each $1,000 of principal amount of Series I or Series II debentures, as the case may be, and the Series III debentures would be convertible into $1,019.05 in cash for each $1,000 of principal amount of Series III debentures.

The terms of the PrimeWest Convertible Debenture Indenture require PrimeWest or its successor to make an offer within 30 days following completion of the Arrangement to the holders of PrimeWest Convertible Debentures to acquire all of the outstanding PrimeWest Convertible Debentures for a price equal to $1,010 in cash per $1,000 of principal amount of PrimeWest Convertible Debentures plus accrued and unpaid interest up to, but excluding, the date of acquisition of such PrimeWest Convertible Debentures.

Following the completion of the Arrangement, one or more of the Acquiring Parties, PrimeWest,  PrimeWest's successor or their affiliates may take certain actions affecting the PrimeWest Convertible Debentures, including redeeming the PrimeWest Convertible Debentures in accordance with the terms of the PrimeWest Convertible Debenture Indenture, offering to acquire the PrimeWest Convertible Debentures in a general solicitation or in private transactions, satisfying PrimeWest's obligations through a defeasance in accordance with the PrimeWest Convertible Debenture Indenture or obtaining the consent of the holders of PrimeWest Convertible Debentures to amendments to the PrimeWest Convertible Debenture Indenture to permit the early redemption of the PrimeWest Convertible Debentures.   Any actions, if taken, may affect one or more series of the PrimeWest Convertible Debentures without affecting any other series of PrimeWest Convertible Debentures.  Different actions may be taken with respect to each series of the PrimeWest Convertible Debentures.  As at the date hereof, the Acquiring Parties have not advised PrimeWest of any intention to take a specific action with respect to any series of PrimeWest Convertible Debentures and there is no certainty that any action or any particular action will be taken with respect to any series of PrimeWest Convertible Debentures.

See “The Arrangement - Details of the Arrangement - Arrangement Steps”, “The Arrangement - Canadian Federal Income Tax Considerations”, “The Arrangement - United States Federal Income Tax Considerations” and “The Arrangement - Procedure for Exchange of Securities”.

Effect on LTIP and other PrimeWest Incentive Plans

With respect to the LTIP, the Arrangement will result in a “going private transaction” and the vesting of all UARs will be accelerated in order to permit Units issuable pursuant to such UARs to participate in the Arrangement.  PrimeWest will issue and deliver Units upon the due exercise of outstanding UARs on or prior to the Effective Date such that any Units so issued will then participate in the Arrangement on the same basis as the existing Units.  In addition, PEI will make an offer to acquire each UAR for which no Units would be issued on the exercise thereof at any time on or prior to the Effective Date (assuming the Total Unitholder Return is calculated on the basis of the consideration offered for each Unit under the Arrangement), on the basis of $0.10 for each such UAR.  UARs not exercised or acquired in the foregoing manner will participate in the Arrangement in the manner set forth below under “The Arrangement - Details of the Arrangement”.  See also “The Arrangement - Canadian Federal Income Tax Considerations”.

With respect to the STIP, on or before the Effective Date, PEI will advise its employees of their entitlement to receive a payment under the STIP and the Acquiring Parties have agreed to cause PEI or one of its successors or Subsidiaries, as applicable, to make all the payments under the STIP no later than February 29, 2008.  In the event that the employment of an employee of PEI is terminated after the Effective Date and prior to February 29, 2008, the Acquiring Parties have agreed that such employee shall be entitled to receive the STIP payment on the date of such employee’s termination and in addition to such employee’s severance payment.  In addition, immediately prior to the Effective Time PEI will, among other things, pay a bonus under the STIP to each executive officer of PEI.  See “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon.”

Except as contemplated in the Arrangement, PrimeWest has covenanted not to adopt, amend or make any contribution to the LTIP or any other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements.

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Effect on Distributions

Distributions payable to Unitholders in the month of November 2007 will not be affected by the proposed Arrangement and will be paid in the usual manner.  Therefore, Unitholders of record on October 22, 2007 will receive their regular monthly cash distribution on November 15, 2007.

Following the distribution payable on November 15, 2007, the record date for subsequent distributions shall become the third Business Day of the month in which the distribution is to be paid.  Accordingly, if the Effective Time occurs prior to the third Business Day of December, Unitholders will not receive the distribution to be paid on December 14, 2007.  Similarly, to the extent the Effective Time occurs in any month after December 2007, the record date for the distribution that has historically been payable in such following month shall also become the third Business Day of such following month and Unitholders will not receive that distribution if the Effective Time occurs prior to the third Business Day of such following month.  In addition, if the Meeting presently scheduled for November 21, 2007 is otherwise adjourned or cancelled and the Meeting cannot be convened until after November 30, 2007, no distributions on the Units shall be paid subsequent to November 30, 2007 if the conditions in Sections 5.1(f) through 5.1(j) and 5.2(h) through 5.2(i) of the Arrangement Agreement were satisfied or waived on or prior to November 30, 2007; provided that if the Meeting is held on or prior to December 10, 2007 and the Effective Time has not occurred by January 31, 2008, PrimeWest may resume its regular monthly cash distributions on the Units consistent with the past practices of PrimeWest.

See “The Arrangement – Details of the Arrangement – Arrangement Steps” and “The Arrangement - Canadian Federal Income Tax Considerations”.

Effect on DRIP

PrimeWest has covenanted to suspend the operation of the DRIP with respect to any distribution on the Units occurring after October 15, 2007.  This Information Circular is intended, in part, to notify Unitholders of PrimeWest’s intention in that respect.  Therefore, distributions to Unitholders of record on October 22, 2007 to be paid on November 15, 2007 will not be eligible for reinvestment under the DRIP in either the premium or regular components.  Further, no additional cash payments pursuant to the optional Unit purchase plan component of the DRIP will be permitted.  If the Arrangement is completed on November 23, 2007, as expected, the DRIP will be terminated on that date.

Details of the Arrangement

General

The Arrangement involves a number of steps which will be deemed to occur sequentially.  Essentially, these steps will result in, among other things: (a) the repayment of each of the PrimeWest Petroleum Indebtedness, the PrimeWest LLC Indebtedness, the PrimeWest ULC Indebtedness and the PrimeWest Partnership Indebtedness; (b) the dissolution of each of PrimeWest LLC, PrimeWest ULC, PrimeWest Partnership and PrimeWest America; (c) the assumption by PEI of all of the assets and liabilities of such dissolving entities; (d) the payment in cash of $26.75 per Unit (or such other amount as may become payable to Dissenting Unitholders) to acquire the Units; (e) the payment in cash of an amount equal to the product of $26.75 and the exchange ratio of the Exchangeable Shares (expressed as the number of Units that are issuable as of the Effective Date on the exchange of one (1) Exchangeable Share) for each Exchangeable Share (or such other amount as may become payable to Dissenting Exchangeable Shareholders) to acquire the Exchangeable Shares; and (f) the cancellation of all UARs in exchange for an amount in cash per UAR equal to the amount that a UAR Holder would have been entitled if the UAR had been exercised on the Effective Date and the Exercise Date Unit Price had been equal to $26.75.

As at the Record Date there were approximately 146,354,526 Units outstanding.  In addition, approximately 6,942,287 UARs were outstanding pursuant to which an additional 1,698,114 Units are issuable as at the date hereof and approximately 1,150,395 Exchangeable Shares were outstanding pursuant to which an additional 817,597 Units are issuable as at the date hereof.  On November 6, 2007 a further 75,473 Exchangeable Shares will be issued to certain current executive officers of PEI under employee retention agreements, pursuant to which an additional 53,639 Units are issuable based on the current exchange ratio.  See “Executive Officer and Director Compensation Discussion and Analysis – Executive Officer Employment Arrangements – Retention Agreements” in the Management Proxy Circular of PrimeWest relating to the annual general meeting of the Unitholders held on May 3, 2007 incorporated herein by reference.

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Arrangement Steps

Pursuant to the Arrangement, commencing at the Effective Time, each of the events set out below will occur and be deemed to occur, except as otherwise expressly noted, one minute apart and in the following order without any further act or formality:

(a)

the PrimeWest Trust Indenture, the constating documents of PEI and the LTIP shall be amended:

(i)

to the extent necessary to enable the Units held by each Unitholder to be transferred to and acquired by the Purchaser in accordance with Section (m) below;

(ii)

to the extent necessary to enable the Exchangeable Shares held by each Exchangeable Shareholder to be transferred to and acquired by the Purchaser in accordance with Section (o) below;

(iii)

to the extent necessary to enable the UARs held by each UAR Holder to be transferred to and acquired by PEI in accordance with Section (q) below; and

(iv)

otherwise to the extent necessary to facilitate the Arrangement;

(b)

in exchange for the issuance and delivery by PEI to the Purchaser of the PEI Note, the Purchaser shall lend to PEI:

(i)

an amount of money in United States funds equivalent to the principal and, to the extent designated by PrimeWest Petroleum, all or a portion of the accrued and unpaid interest outstanding at the Effective Time with respect to the PrimeWest Petroleum Indebtedness; and

(ii)

an amount of money equivalent to the aggregate amount required to be paid by PEI to the UAR Holders in accordance with Section (q) below;

(c)

PEI shall subscribe for PrimeWest Petroleum preferred shares for aggregate subscription proceeds payable in United States funds equivalent to the amount of money loaned to PEI by the Purchaser pursuant to Section (b)(i) above and PEI shall cause PrimeWest Petroleum to issue to PEI one (1) PrimeWest Petroleum preferred share for each U.S.$10.00 in subscription proceeds so received;

(d)

PEI shall cause PrimeWest Petroleum to pay to PrimeWest LLC in United States funds all accrued and unpaid interest owing to the Effective Time on the PrimeWest Petroleum Indebtedness;

(e)

PEI shall cause PrimeWest Petroleum to pay to PrimeWest LLC in United States funds the principal amount owing with respect to the PrimeWest Petroleum Indebtedness and the PrimeWest Petroleum Indebtedness shall be deemed to have been satisfied and discharged;

(f)

PEI and PrimeWest ULC shall cause PrimeWest LLC to declare and pay a dividend in United States funds in an aggregate amount equal to the PrimeWest LLC Asset Value to PrimeWest ULC as the sole shareholder of PrimeWest LLC;

(g)

PEI and PrimeWest shall cause PrimeWest LLC to pay to PrimeWest ULC in United States funds the principal amount owing with respect to the PrimeWest LLC Indebtedness and the PrimeWest LLC Indebtedness shall be deemed to have been satisfied and discharged;

(h)

PrimeWest ULC shall assume all of the assets and liabilities of PrimeWest LLC and PEI and PrimeWest ULC shall cause PrimeWest LLC to be dissolved in accordance with the laws of its jurisdiction of incorporation;

(i)

PrimeWest ULC shall pay to PrimeWest Partnership in United States funds the principal amount and accrued and unpaid interest owing with respect to the PrimeWest ULC Indebtedness and the PrimeWest ULC Indebtedness shall be deemed to have been satisfied and discharged;

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(j)

PEI and PrimeWest America shall cause PrimeWest Partnership to pay to the holders of the PrimeWest Partnership Indebtedness in United States funds the principal amount and accrued and unpaid interest owing with respect to the PrimeWest Partnership Indebtedness;

(k)

PEI shall assume all of the assets and liabilities of PrimeWest America and PrimeWest America shall be dissolved;

(l)

upon the dissolution of PrimeWest Partnership resulting from the dissolution of PrimeWest America, PEI shall assume all of the assets and liabilities of PrimeWest ULC and PrimeWest ULC shall be dissolved;

(m)

each Unit issued and outstanding at the Effective Time shall be transferred to and acquired by the Purchaser in exchange for an amount in cash equal to $26.75 for each Unit so transferred or, in the case of Units held by Dissenting Unitholders, the fair value of such holders’ Units as determined in accordance with Section 191 of the ABCA, as modified by the Plan and the Interim Order;

(n)

upon the transfer of Units pursuant to Section (m) above, the name of each Unitholder, including each Dissenting Unitholder, shall be removed from the register of Unitholders and the Purchaser shall be added to the register of Unitholders;

(o)

each Exchangeable Share issued and outstanding at the Effective Time shall be transferred to and acquired by the Purchaser in exchange for an amount in cash equal to the product of $26.75 and the exchange rate of the Exchangeable Shares (expressed as the number of Units that are issuable as of the Effective Date on the exchange of one (1) Exchangeable Share) for each Exchangeable Share so transferred or, in the case of Exchangeable Shares held by Dissenting Exchangeable Shareholders, the fair value of such holders’ Exchangeable Shares as determined in accordance with Section 191 of the ABCA, as modified by the Plan and the Interim Order;

(p)

upon the transfer of Exchangeable Shares pursuant to Section (o) above, the name of each Exchangeable Shareholder, including each Dissenting Exchangeable Shareholder who holds Exchangeable Shares, shall be removed from the register of Exchangeable Shareholders and the Purchaser shall be added to the register of Exchangeable Shareholders; and

(q)

each UAR issued and outstanding at the Effective Time shall be transferred to and acquired by PEI and cancelled in exchange for an amount in cash equal to the amount that the holder of such UAR would be entitled if the UAR had been exercised on the Effective Date and the Exercise Date Unit Price had been equal to $26.75.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement.  The Arrangement Agreement contains covenants, representations and warranties of and from each of PrimeWest, PEI, the Purchaser and TAQA North and various conditions precedent, both mutual and with respect to each Party.

The following is a summary of certain provisions of the Arrangement Agreement.  The Arrangement Agreement is attached as Appendix C to this Information Circular and the information contained herein concerning the terms of the Arrangement is qualified in its entirety by reference to the full text of the Plan.

Covenants Regarding Non-Solicitation

Under the Arrangement Agreement, each of PrimeWest and PEI has agreed to certain non-solicitation covenants as follows:

(a)

PrimeWest and PEI shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of the Arrangement Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with PrimeWest or PEI or any other PrimeWest Subsidiary relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.  Upon execution of the Arrangement Agreement, PrimeWest and PEI agreed to provide the Purchaser with a list

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identifying all parties with which any such confidentiality agreement has been entered into and with the forms thereof;

(b)

Neither PrimeWest nor PEI nor any PrimeWest Subsidiary shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert, accountant, attorney or other agent or representative retained by it to do, any of the following:

(i)

solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii)

enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)

waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any “standstill provisions” thereunder;

(iv)

accept, recommend, approve or enter into an agreement, understanding, agreement in principle or letter of intent to implement an Acquisition Proposal; or

(v)

withdraw, change or qualify certain of its recommendations or determinations with respect to the Arrangement in a manner adverse to the Purchaser;

provided, however, that notwithstanding any other provision of the Arrangement Agreement, prior to the approval of the Arrangement Resolution, PrimeWest and PEI and their officers, directors and advisers may:

(vi)

enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by PrimeWest or PEI or any of their officers, directors or employees or any financial advisor, expert, attorney, accountant or other representative retained by either of them) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to or more restrictive to such third party than the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the Purchaser as set out below and provided further that such confidentiality agreement shall not include any release of certain provisions of the Confidentiality Agreement or any other similar provisions), may furnish to such third party information concerning PrimeWest and the PrimeWest Subsidiaries and their business, properties and assets, in each case if, and only to the extent that:

(A)

the third party has first made a Superior Proposal; and

(B)

prior to furnishing such information to such third party, PrimeWest and PEI provide prompt notice to the Purchaser to the effect that it is furnishing information to such third party, together with a copy of the confidentiality agreement referenced above, and, if not previously provided to the Purchaser, copies of all information provided to such third party concurrently with the provision of such information to such third party;

(vii)

comply with Section 172 of the Securities Act (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its Securityholders; provided that the circular shall not include a recommendation of any other Acquisition Proposal without the Board of Directors first complying with paragraph (b)(vi)(A) above; and/or

(viii)

accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation:

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(A)

the Board of Directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement as contemplated by the Arrangement Agreement and after receiving the advice of outside counsel, as reflected in minutes of the Board of Directors, that the taking of such action is necessary for the Board of Directors in discharge of its fiduciary duties under Applicable Law; and

(B)

PrimeWest and PEI shall have complied with their other obligations set forth in the Arrangement Agreement, terminated the Arrangement Agreement in accordance with its terms and concurrently therewith paid the termination fee required by the Arrangement Agreement to the Purchaser.

(c)

PrimeWest and PEI agreed to notify the Purchaser orally and in writing of any inquiries, offers or proposals with respect to an Acquisition Proposal and any discussions or negotiations with respect thereto (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to the Purchaser, copies of all information provided to such third party and all other information reasonably requested by the Purchaser), within 24 hours of the receipt thereof, to keep the Purchaser informed of the status and details of any such inquiry, offer or proposal and to answer the Purchaser’s questions with respect thereto.

(d)

PrimeWest and PEI also agreed to give the Purchaser, orally and in writing, at least 48 hours advance notice of any decision by the Board of Directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the Board of Directors has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof (and any agreements or other documents relating thereto) and any amendments thereto.  During such 48 hour period, PrimeWest and PEI agreed not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and not to withdraw, redefine, modify or change its recommendation in respect of the Arrangement.  In addition, during such 48 hour period, PrimeWest and PEI agreed to, and agreed to cause their financial and legal advisors to, negotiate in good faith with the Purchaser and its financial and legal advisors to make such adjustments in the terms and conditions of the Arrangement Agreement and the Arrangement such that the Acquisition Proposal ceases to constitute a Superior Proposal.  In the event the Purchaser proposes to amend the Arrangement Agreement and the Arrangement to provide that the Securityholders shall receive a value per Security equal to or having a value greater than the value per Security provided in the Superior Proposal and so advises the Board of Directors prior to the expiry of such 48 hour period, the Board of Directors shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

Termination Fee

Pursuant to the Arrangement Agreement, PrimeWest has agreed that if at any time after the execution of the Arrangement Agreement:

(a)

the Board of Directors has (or any committee of such board of directors has taken any action which if taken by the full Board of Directors would have): (i) withdrawn, changed or qualified or failed to include in the Information Circular any of its recommendations or determinations required under the Arrangement Agreement in a manner adverse to the Purchaser or has resolved to do so prior to the Effective Date, or (ii) upon being given reasonable notice by the Purchaser in writing, failed to issue a press release no later than 5 Business Days prior to the Meeting (or such later time prior to the Meeting as the Purchaser may request) reaffirming its recommendation of the Arrangement and the Arrangement Resolution, or (iii) PrimeWest or the Board of Directors or any committee thereof has authorized or publicly proposed any of the foregoing;

(b)

an Acquisition Proposal has been publicly announced, or is proposed, offered or made to PrimeWest, PEI or any of the Securityholders prior to the date of the Meeting, the Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval and any agreement with respect to any Acquisition Proposal is entered into, or the transaction relating to any Acquisition Proposal is completed within 12 months following the date of the Meeting or if the Meeting is not held, the initially announced date of the Meeting;

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(c)

PrimeWest or the Board of Directors or any committee thereof accepts, recommends, approves or enters into an agreement, understanding, letter of intent or agreement in principle to implement a Superior Proposal;

(d)

either PrimeWest or PEI breaches any of its representations, warranties or covenants made in the Arrangement Agreement, which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change or materially impedes the completion of the Arrangement (any breach by PrimeWest or PEI of certain sections of the Arrangement Agreement to be deemed conclusively to have materially impeded the completion of the Arrangement) and such breach other than with respect to the provisions listed in the foregoing parentheses, if curable, has not been cured within 10 Business Days after PrimeWest first becomes aware of such breach and the Purchaser gives notice to PrimeWest and PEI that it does not intend to complete the Arrangement as a result of such breach,

(each of the above being a “Purchaser Damages Event”), then in the event of the termination of the Arrangement Agreement by its terms, PrimeWest shall pay to the Purchaser the sum of $75,000,000 in immediately available funds to an account designated by the Purchaser within one Business Day after the first to occur of the events described above, and, after such event but prior to payment of such amount, PrimeWest shall be deemed to hold such funds in trust for the Purchaser.  Such amount shall constitute liquidated damages and, upon payment in full of such amount to the Purchaser, the Purchaser shall be precluded from any other remedy against PrimeWest or PEI, at law or in equity or otherwise (excluding injunctive relief if otherwise available), and the Purchaser shall not seek to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against PrimeWest, PEI, any of the other PrimeWest Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with the Arrangement Agreement or the transactions contemplated hereby.

Expenses Fee

In the event an Acquisition Proposal is publicly announced or is proposed, offered or made to PrimeWest, PEI or any of the Securityholders prior to the date of the Meeting and the Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval (the “Expenses Event”), PrimeWest shall (unless a Purchaser Damages Event under any of clauses (a) through (c) above shall have occurred) pay to the Purchaser the sum of $10,000,000 in immediately available funds to an account designated by the Purchaser within one Business Day after the first to occur of the date of the Meeting and, if the Meeting is not held, the initially announced date of the Meeting, and, after such event but prior to payment of such amount, PrimeWest shall be deemed to hold such funds in trust for the Purchaser.  If a Purchaser Damages Event pursuant to clause (b) as set forth above occurs subsequent to an Expenses Event, the payment made in respect of the Expenses Event will be credited against the payment required for the Purchaser Damages Event.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)

by mutual written consent of the Purchaser and PrimeWest;

(b)

if any of the conditions precedent in the Arrangement Agreement are not complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity (as limited by the Arrangement Agreement), terminate the Arrangement Agreement at any time prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, subject to certain conditions;

(c)

by the Purchaser upon the occurrence of a Purchaser Damages Event; or

(d)

by PrimeWest prior to the approval of the Arrangement Resolution, upon PrimeWest entering into a definitive agreement with respect to a Superior Proposal, in accordance with the provisions of the Arrangement Agreement and the payment by PrimeWest to the Purchaser of the amount required in the event of a Purchaser Damages Event.

In the event of the termination of the Arrangement Agreement in the circumstances set out above, the Arrangement Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the

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other Party thereunder except in respect of the payment of the applicable fees in the event of a Purchaser Damages Event or Expenses Event, as described above, and each Party’s obligations in the Confidentiality Agreement which shall survive such termination, provided that no party shall be relieved or released from any liabilities or damages for fraud or wilful or intentional breach thereof.

Conditions Precedent to the Arrangement

The respective obligations of the Parties to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

the Interim Order shall not have been set aside or modified in a manner unacceptable to the Purchaser or PrimeWest, each acting reasonably, on appeal or otherwise;

(b)

the Arrangement Resolution shall have been passed by the Unitholders and Exchangeable Shareholders on or prior to December 10, 2007 in accordance with the Interim Order and in form and substance satisfactory to the Purchaser and PrimeWest, each acting reasonably;

(c)

on or prior to the Business Day immediately preceding the Outside Date, the Final Order shall have been granted in form and substance satisfactory to the Purchaser and PrimeWest, each acting reasonably;

(d)

the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to the Purchaser and PrimeWest, each acting reasonably;

(e)

the Arrangement shall have become effective on or prior to the Outside Date;

(f)

the Competition Act Approval shall have been received;

(g)

the Investment Canada Approval shall have been received;

(h)

any waiting period under the HSR Act applicable to the transactions contemplated by the Arrangement Agreement shall have expired or early termination thereof shall have been granted;

(i)

in addition to the approval required by clauses (f), (g) and (h), all other required regulatory, governmental and third party approvals and consents necessary for the completion of the Arrangement (excluding, for greater certainty, any approvals or consents of the lenders to PrimeWest and PEI and the lessors under the office leases of PEI) shall have been obtained on terms and conditions satisfactory to the Purchaser and PrimeWest, each acting reasonably, all applicable statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period; and

(j)

there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated in the Arrangement Agreement.

The foregoing conditions are for the mutual benefit of the Purchaser and of PrimeWest and PEI, respectively, and may be asserted either by the Purchaser or by PrimeWest and PEI regardless of the circumstances and may be waived by the Purchaser or by PrimeWest and PEI (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which the Purchaser or PrimeWest and PEI may have, provided that, (i) notwithstanding the foregoing, so long as the Purchaser is not then in material breach of any of its representations, warranties, covenants or other agreements contained in the Arrangement Agreement, the Purchaser shall be the sole party entitled to assert or waive as a condition the failure to complete the actions described in clauses (a), (b) or (c) above on or before the dates specified therein (with, for the avoidance of doubt, all parties being able to assert or waive the conditions that such actions be completed in any event on or before the Effective Time); and (ii) no Party may assert the condition set forth in clause (e) if the failure of the Arrangement to become effective on or prior to the date specified therein shall be due

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to the failure of such Party to perform or comply in all material respects with the covenants and agreements of such Party, or the material breach of the representations or warranties of such Party, set forth in the Arrangement Agreement.

The obligation of the Acquiring Parties to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

each of the acts and undertakings of PrimeWest and PEI to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by PrimeWest or PEI, as applicable;

(b)

PrimeWest shall have furnished the Purchaser with:

(i)

certified copies of the resolutions duly passed by the Board of Directors approving the Arrangement Agreement and the consummation of the transactions contemplated thereby; and

(ii)

certified copies of the resolution of Securityholders, duly passed at the Meeting, approving the Arrangement Resolution;

(c)

the representations and warranties of PrimeWest and PEI contained in the Arrangement Agreement shall be true in all respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and each of PrimeWest and PEI shall have complied in all respects with their covenants in the Arrangement Agreement and the Purchaser shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of PEI acting solely on behalf of PEI and not in their personal capacity, to the best of their information and belief having made reasonable inquiry and the Purchaser will have no knowledge to the contrary;

(d)

there shall not have occurred any Material Adverse Change which has not been disclosed in the Public Record (other than disclosures in any exhibits or schedules thereto or in any documents incorporated by reference therein and other than any forward-looking disclosures set forth in any risk factor section, any disclosures in any section relating to forward-looking statements and any other disclosures included therein to the extent they are primarily predictive or forward-looking in nature) prior to the date of the Arrangement Agreement or disclosed to the Purchaser in the disclosure letter accompanying the Arrangement Agreement;

(e)

the Purchaser shall have received all required resignations and releases from the directors and officers of PrimeWest and the PrimeWest Subsidiaries, in form satisfactory to the Purchaser, acting reasonably, which releases shall contain exceptions for amounts or obligations owing to such directors or officers as a result of accrued but unpaid salary, bonus, benefits and other compensation and as a result of the Arrangement or pursuant to indemnity or directors’ and officers’ insurance arrangements;

(f)

holders of not greater than 10% of the Units shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(g)

no Governmental Entity (other than in connection with a registration, filing or submission in relation to Section 721 of the United States Defense Production Act of 1950, as amended, and the rules and regulations thereunder) shall have imposed, as a condition of granting any regulatory approval or clearance necessary or required under the Arrangement Agreement, any material restriction, limitation or other obligation (including any obligation to hold separate or divest assets) relating to the governance, management, operation or business of any of the Parties or their Subsidiaries, unless the Purchaser and TAQA North, in their sole and absolute discretion, first consent in writing to the imposition of such requirement;

(h)

there shall be no action taken under any existing Applicable Law which is enacted, enforced, promulgated or issued by any Governmental Entity, that results in a judgment or assessment of material damages on PrimeWest, PEI or any of the PrimeWest Subsidiaries or the Purchaser or any affiliate thereof (which, for the avoidance of doubt, does not include such matters as described in clause (h) above), directly or indirectly relating to the transactions contemplated herein; and

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(i)

any review or investigation with respect to any submission to a Governmental Entity in relation to Section 721 of the United States Defense Production Act of 1950, as amended, and the rules and regulations thereunder, shall have terminated, provided that in the event that as of the Outside Date the termination has not been obtained, this condition shall not be applicable.

The foregoing conditions are for the exclusive benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances or may be waived by the Purchaser in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which the Purchaser may have.

The obligation of PrimeWest and PEI to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

each of the acts and undertakings of the Purchaser to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement and the Plan of Arrangement shall have been duly performed by the Purchaser;

(b)

the Purchaser shall have furnished PrimeWest with certified copies of the resolutions duly passed by the board of directors of the Purchaser approving the Arrangement Agreement and the consummation of the transactions contemplated thereby; and

(c)

the representations and warranties of the Purchaser contained in the Arrangement Agreement shall be true in all respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and the Purchaser shall have complied in all respects with its covenants in the Arrangement Agreement and PrimeWest shall have received a certificate to that effect dated the Effective Date from two senior officers of the Purchaser acting solely on behalf of the Purchaser and not in their personal capacity, to the best of their information and belief having made reasonable inquiry and PrimeWest will have no knowledge to the contrary.

The foregoing conditions are for the exclusive benefit of PrimeWest and PEI and may be asserted by PrimeWest and PEI regardless of the circumstances or may be waived by PrimeWest and PEI in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which PrimeWest and PEI may have.

Upon the foregoing conditions being fulfilled or waived, PrimeWest and PEI intend to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Securityholders authorizes the Board of Directors, without further notice to or approval of the Securityholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA.  The Arrangement Resolution is attached as Appendix A to this Information Circular.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)

the Arrangement must be approved by the Securityholders voting at the Meeting;

(b)

the Arrangement must be approved by the Court pursuant to the Final Order;

(c)

all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

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(d)

the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the certificate must be issued by the Registrar.

Securityholder Approval

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution is not less than two-thirds of the votes cast by Securityholders, either in person or by proxy, at the Meeting.  Pursuant to the Interim Order, the Securityholders will vote together as a single class of securities at the Meeting.  In order to obtain the approval of the TSX to the Arrangement, the Arrangement Resolution must also be approved by at least a simple majority of the votes cast by Unitholders and Exchangeable Shareholders, voting together as a single class, either in person or by proxy, at the Meeting.

Each Unit entitled to be voted at the Meeting will entitle the holder thereof to one vote at the Meeting.  Each Exchangeable Share entitled to be voted at the Meeting will entitle Computershare Trust Company of Canada, as voting and exchange trustee and for the benefit of the holder thereof, to that number of votes at the Meeting equal to the number of votes that an Exchangeable Shareholder would have been entitled had the holder exchanged such Exchangeable Share for Units immediately prior to the Record Date.  Each UAR entitled to be voted at the Meeting will entitle the holder thereof to one vote at the Meeting.

See “General Proxy Matters - Procedure and Votes Required”.

Court Approvals

Interim Order

On October 19, 2007 the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters.  The Interim Order is attached as Appendix B to this Information Circular.

Final Order

The ABCA provides that an arrangement requires Court approval.  Subject to the terms of the Arrangement Agreement, and if the Arrangement is approved by Securityholders at the Meeting in the manner required by the Interim Order, PrimeWest, PEI, PrimeWest America, PrimeWest LLC, PrimeWest Partnership, PrimeWest Petroleum and PrimeWest ULC will apply to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for November 22, 2007 at 9:00 a.m.  (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta.  At the hearing, any Securityholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon PrimeWest a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on November 14, 2007.  Service of such notice shall be effected by service upon the solicitors for PrimeWest: Stikeman Elliott LLP, 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta T2P 5C5 Attention: Luigi A. Cusano.  See “Notice of Petition”.

PrimeWest has been advised by its counsel, Stikeman Elliott LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view.  The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.  Depending upon the nature of any required amendments, PrimeWest may determine not to proceed with the Arrangement.

Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, PrimeWest, PEI, PrimeWest America, PrimeWest LLC, PrimeWest Partnership, PrimeWest Petroleum and PrimeWest ULC will apply for the Final Order approving the Arrangement on November 21, 2007.  If the Final Order is obtained on November 21, 2007 in form and substance satisfactory to PrimeWest, and all other conditions set forth in the

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Arrangement Agreement are satisfied or waived, PrimeWest expects the Effective Date will be on or about November 23, 2007.  It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

PrimeWest’s objective is to have the Effective Date occur on November 23, 2007.  The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on November 21, 2007.  In the event that the Effective Date has not occurred on or prior to the Outside Date, the Parties are entitled to terminate the Arrangement Agreement.

Procedure for Exchange of Securities

In order to receive payment of the cash to which they are entitled on the completion of the Arrangement, Registered Holders of Units or Exchangeable Shares must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal) a duly completed Letter of Transmittal together with the certificates representing the holder’s Units or Exchangeable Shares, as the case may be.

Unitholders whose Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Units.  Exchangeable Shareholders whose Exchangeable Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Exchangeable Shares.

The use of the mail to transmit certificates representing Securities and the Letter of Transmittal is at each holder’s risk.  PrimeWest recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

All signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution unless otherwise provided.

Unitholders and Exchangeable Shareholders will not receive their cash payment until they submit the certificates for their Units or Exchangeable Shares, as the case may be, to the Depositary along with a duly completed Letter of Transmittal.  Each certificate formerly representing Units or Exchangeable Shares that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, including the right of the holder to receive their cash payment.

Source of Funds for the Arrangement

Under the terms of the Arrangement and related transactions, an aggregate amount of approximately $3.988 billion is expected to be paid to acquire all of the Securities (assuming there are no Dissenting Securityholders and no UARs are exercised prior to the Effective Time).

Pursuant to the Arrangement Agreement, the Purchaser has represented to PrimeWest that it has available funds from cash on hand and available from affiliates and under existing lines of credit to permit payment of the amounts required to be paid to the PrimeWest Securityholders pursuant to the Arrangement.  In addition, concurrent with the execution of the Arrangement Agreement, the Purchaser delivered to PrimeWest an executed commitment letter pursuant to which TAQA has agreed, subject to the terms and conditions thereof, to provide or cause to be provided the funds necessary for the Purchaser to pay the consideration payable to the PrimeWest Securityholders at the Effective Time pursuant to the Arrangement.  The Arrangement Agreement contains a covenant of the Acquiring Parties that such commitment letter shall not be amended or altered in any manner that could reasonably be expected to delay or prevent the consummation of the Arrangement.

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Canadian Federal Income Tax Considerations

General

In the opinion of Stikeman Elliott LLP, counsel for PrimeWest and PEI, the following is a fair and adequate summary of the principal Canadian federal income tax considerations pursuant to the ITA in respect of the Arrangement generally applicable to Securityholders who, for the purposes of the ITA and at all relevant times, hold Units or Exchangeable Shares as capital property and deal at arm’s length with, and are not affiliated with, PrimeWest, the PrimeWest Subsidiaries or the Acquiring Parties.  This summary does not apply to holders of Exchangeable Shares who are not resident in Canada for purposes of the ITA.  This summary also does not address the Canadian federal income tax consequences applicable to a Unitholder who has acquired Units pursuant to the exercise of UARs.  Such Unitholders should consult their own tax advisors having regard to their own particular circumstances.

Generally, Units and Exchangeable Shares will be considered to be capital property of a Securityholder unless they are held in the course of carrying on a business or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Securityholders who are resident in Canada for purposes of the ITA and whose Units or Exchangeable Shares otherwise might not qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the ITA to have them, and any other “Canadian security” (as defined in the ITA), deemed to be capital property for purposes of the ITA. Securityholders contemplating making such an election should first consult their own tax advisors.

This summary is not applicable to: (i) a Securityholder that is a “financial institution”, as defined in the ITA for the purposes of the “mark-to-market” rules, (ii) a Securityholder that is a “specified financial institution” as defined in the ITA, or (iii) a Securityholder where an interest in such Securityholder would be a “tax shelter” or a “tax shelter investment” as defined in the ITA. Any such Securityholder should consult its own tax advisor with respect to the tax consequences of the Arrangement.

This summary is based upon the facts set out in this Information Circular, the provisions of the ITA in force as of the date hereof, all specific proposals to amend the ITA that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and Counsel’s understanding of the current published administrative and assessing practices of the CRA. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice or representations to any particular Securityholder. Consequently, Securityholders are urged to seek independent tax advice with respect to the consequences to them of the Arrangement having regard to their particular circumstances.

Securityholders who are resident, or are otherwise subject to tax, in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

This summary assumes that PrimeWest qualifies and will continue to qualify at all relevant times as a “mutual fund trust” as defined in the ITA, and that PEI and the Purchaser are, and will at all relevant times be, Canadian-resident corporations.

Residents of Canada

This portion of the summary is applicable to a Securityholder who is resident in Canada at the time that such Securityholder’s Units and Exchangeable Shares are exchanged for cash pursuant to the Arrangement.

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Units

A Unitholder generally will realize a capital gain (or a capital loss) equal to the amount by which the cash received pursuant to the Arrangement in exchange for the Unitholder’s Units exceeds (or is less than) the adjusted cost base to the Unitholder of the Units and any reasonable costs of the disposition.

Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Unit, the Unitholder’s capital loss (if any) from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by PrimeWest to the Unitholder except to the extent that a loss on a previous disposition of a Unit has been reduced by such dividends. Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

Exchangeable Shares

A holder of Exchangeable Shares generally will realize a capital gain (or a capital loss) equal to the amount by which the cash received pursuant to the Arrangement in exchange for the holder’s Exchangeable Shares exceeds (or is less than) the adjusted cost base to the holder of the Exchangeable Shares and any reasonable costs of the disposition.

If a holder of Exchangeable Shares is a corporation, the amount of any capital loss arising on the disposition of the Exchangeable Shares may be reduced by the amount of any dividends received or deemed to have been received by the holder in respect of such shares, as determined under the ITA. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Exchangeable Shares or where a trust or partnership of which a corporation is a beneficiary or member is a member of a partnership or a beneficiary of a trust that owns Exchangeable Shares.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Securityholder must be included in the income of the Securityholder for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Securityholder must be deducted from taxable capital gains realized by the Securityholder in the year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the ITA.

A Securityholder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” as defined in the ITA, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains. Capital gains realized by a Securityholder who is an individual may give rise to a liability for alternative minimum tax.

Non-Resident Unitholders

This portion of the summary is applicable to a Unitholder who, at all relevant times, is not resident or deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Units in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a “Non-Resident Unitholder”).

A Non-Resident Unitholder will not be subject to taxation in Canada in respect of a disposition of  Units pursuant to the Arrangement unless such Units constitute “taxable Canadian property” as defined in the ITA at the Effective Time and the Non-Resident Unitholder is not afforded relief from Canadian tax in respect of such disposition under an applicable tax convention between Canada and the Non-Resident Unitholder’s jurisdiction of residence.

The Units normally will not be taxable Canadian property to a Non-Resident Unitholder at the Effective Time provided that: (i) the Non-Resident Unitholder, persons with whom the Non-Resident Unitholder does not deal at arm’s length (within the meaning of the ITA), or the Non-Resident Unitholder together with such persons did not own 25% or more of the issued Units at any time during the 60-month period preceding the Effective Time; and (ii) the Units are not otherwise deemed to be taxable Canadian property under the ITA.

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If the Units are considered to be taxable Canadian property of a Non-Resident Unitholder, the disposition thereof generally will give rise to a capital gain or capital loss in the same manner as described above under the heading “Residents of Canada”. However, it is possible that an income tax convention between Canada and the country of residence of the Non-Resident Unitholder could exempt any such capital gain from Canadian tax. Consequently, Non-Resident Unitholders should consult with their own tax advisors in this regard.

If a Non-Resident Unitholder sustains a capital loss on a disposition of a Unit, the Non-Resident Unitholder may in certain circumstances be entitled to receive a refund of all or a portion of the 15% tax withheld by PrimeWest from distributions of capital paid or credited to the Non-Resident Unitholder after 2004 by filing a Canadian tax return.

Dissenting Securityholders

All registered Unitholders and Exchangeable Shareholders are permitted to dissent from the Arrangement. Under the Arrangement, a Dissenting Securityholder will be entitled to be paid by the Purchaser the fair market value of the Units or Exchangeable Shares, as the case may be, held by such Dissenting Securityholder determined as of the appropriate date. See “Right to Dissent”.

A Dissenting Securityholder generally will realize a capital gain (or capital loss) to the extent that the proceeds received for the Dissenting Securityholder’s Units or Exchangeable Shares, as the case may be (other than in respect of interest awarded by the Court) exceed (or are less than) the adjusted cost base of the Dissenting Securityholder’s Units or Exchangeable Shares, as the case may be, immediately before payment of such proceeds and any reasonable costs of disposition.

The taxation of capital gains and capital losses is as described above under “Residents of Canada – Taxation of Capital Gains and Capital Losses” with respect to persons who are residents of Canada and “Non-Resident Unitholders” with respect to persons who are Non-Resident Unitholders.

Interest awarded by the Court to a Dissenting Securityholder who is resident in Canada for purposes of the ITA will be included in that person’s income for purposes of the ITA. Any interest paid or credited pursuant to a Court award to a Dissenting Securityholder who is not resident in Canada will be subject to a 25% withholding tax under the ITA, unless such rate is reduced under an applicable income tax convention.

United States Federal Income Tax Considerations

The following is a general summary of certain United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) that sells Units for cash under the Arrangement. This summary does not address all potentially relevant United States federal income tax matters and it does not address consequences to certain persons subject to special provisions of United States federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. United States alternative minimum tax considerations are not addressed in this summary. In addition, this summary does not cover any state, local or foreign tax consequences.  See “Canadian Federal Income Tax Consequences” above.

The following summary is based upon the Code, proposed, temporary and final Treasury Regulations issued under the Code, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS, and court decisions that are currently applicable, any of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This summary does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied (possibly on a retroactive basis) at any time (including changes in applicable tax rates). No ruling from the IRS has been or will be sought on any of the issues discussed below, and as a result, there can be no assurance that the IRS will not successfully challenge the tax treatment described herein. No legal opinion will be obtained with respect to the issues discussed below.  The Code, Treasury Regulations and judicial and administrative interpretations thereof are also subject to various interpretations, and there can be no guarantee that the IRS or the U.S. courts will agree with the tax consequences in this summary.

This summary is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder, and no opinion or representation with respect to the United States federal income tax consequences to any U.S. Holder is given. Accordingly, U.S. Holders should consult their own tax advisors about the federal, state, local, and foreign tax consequences of the transactions under the Arrangement.

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Circular 230 Disclosure

Any tax statement made herein regarding any U.S. federal tax is not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding any penalties. Any such statement herein is written in connection with the marketing or promotion of the transaction to which the statement relates. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

U.S. Holder

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Units who holds such Units as capital assets, and that, for U.S. federal income tax purposes, is:

(a)

an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

(b)

a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia;

(c)

an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or

(d)

a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) beneficially owns Units, the U.S. federal income tax treatment of a partner in such a partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that beneficially owns Units should consult their own tax advisors as to the U.S. federal, state and local, and foreign tax consequences of the Arrangement.

Non-U.S. Holders

For the purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Units other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Arrangement to non-U.S. Holders of Units, and such non-U.S. Holders are accordingly urged to consult their own tax advisors regarding the potential U.S. federal income tax consequences to them of the Arrangement and the potential application of any tax treaties.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

(a)

any exercise of UARs  to purchase Units;

(b)

any conversion into Units of any PrimeWest Convertible Debentures or other debt instruments;

(c)

any vesting, exercise, assumption or conversion of any other rights to acquire Units;

(d)

any transaction, other than the Arrangement, involving Units; and

(e)

any sale or other disposition of the Exchangeable Shares.

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Persons Not Addressed

The U.S. federal income tax consequences to the following persons (including persons who are U.S. Holders) are not addressed in this summary, and the following persons are accordingly urged to consult with their own tax advisors regarding the U.S. federal income tax consequences to them of the Arrangement:

(a)

PrimeWest and its affiliates;

(b)

persons that may be subject to special U.S. federal income tax treatment such as financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, dealers in securities or currencies, or traders in securities that elect to apply a mark-to-market accounting method;

(c)

persons that acquired Units pursuant to an exercise of UARs or rights or otherwise as compensation for services;

(d)

persons that hold UARs, PrimeWest Convertible Debentures or other debt instruments;

(e)

persons having a functional currency for U.S. federal income tax purposes other than the U.S. dollar;

(f)

persons that hold Units as part of a position in a straddle or as part of a hedging or conversion transaction;

(g)

persons that own or have owned, directly or by attribution, 10% or more, by voting power or value, of the outstanding equity interests of PrimeWest; and

(h)

persons who own their Units other than as a capital asset as defined in the Code.

Our Classification as a Foreign Corporation

Although PrimeWest is organized as a mutual fund trust under Canadian tax law, PrimeWest should be classified as a foreign corporation for United States federal income tax purposes under current Treasury Regulations. Accordingly, Units should be treated as shares of stock of a foreign corporation for United States federal income tax purposes. The discussion below reflects this classification and employs terminology consistent with this classification.

Disposition of Units

A U.S. Holder will recognize gain or loss on the sale of Units pursuant to the Arrangement in an amount equal to the difference, if any, between (a) the amount of cash received and (b) such U.S. Holder’s adjusted tax basis in the Units sold. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Units are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights and is paid cash in exchange for all of such U.S. Holder’s Units generally would recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for the Units surrendered (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such Units surrendered. Subject to the discussion below regarding PFICs, such gain or loss generally should be capital gain or loss, which will be long-term capital gain or loss if such Units are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

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Passive Foreign Investment Company Rules

The foregoing discussion assumes that PrimeWest was not a “passive foreign investment company” under Section 1297 of the Code (“PFIC”) for any taxable year during which a U.S. Holder held Units. A non-U.S. corporation is classified as a PFIC for each taxable year in which (a) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (b) on average for such taxable year, 50% or more (by value, determined on a quarterly basis) of its assets either produce or are held for the production of passive income. In addition, if a corporation is classified as a PFIC for any taxable year during which a U.S. Holder has held shares of such corporation, such corporation may continue to be classified as a PFIC for any subsequent taxable year in which the U.S. Holder continues to hold the shares even if the corporation’s income and costs are no longer passive in nature in that subsequent taxable year. A U.S. Holder of Units would be subject to special, adverse tax rules in respect of the Arrangement if PrimeWest was classified as a PFIC for any taxable year during which a U.S. Holder holds or held Units. PrimeWest does not believe that it was a PFIC in any prior taxable year and does not expect that it will be a PFIC for the current taxable year. PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, PrimeWest can give no assurance as to its PFIC status.

U.S. Holders should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular situation.

Backup Withholding Tax and Information Reporting Requirements

Unless the U.S. Holder is a corporation or other exempt recipient, payments to certain U.S. Holders of the proceeds of the sale of Units that are made pursuant to the Arrangement within the United States or through certain United States related financial intermediaries may be subject to information reporting and U.S. federal backup withholding tax at the rate of twenty-eight percent (28%) (subject to periodic adjustment) if the U.S. Holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules may be allowable as a credit against the U.S. Holder’s U.S. federal income tax, provided that the required information is timely furnished to the IRS.

United States Foreign Tax Credit

Subject to complex limitations set forth in the Code, U.S. Holders may be entitled to claim a credit against their United States federal income tax liability for any Canadian federal income tax withheld from the amounts received on the disposition of Units in the Arrangement.  Any gain recognized on the disposition of Units will be treated as U.S. source gain for purposes of the foreign tax credit rules.  U.S. Holders that do not elect to claim foreign tax credits for a taxable year may be able to deduct any such Canadian federal income tax withheld.

U.S. Holders should consult their own tax advisors concerning their ability to utilize foreign tax credits, especially in light of the changes made by recent legislation.

Foreign Currency

For United States federal income tax purposes, the amount received by a U.S. Holder as payment with respect to the disposition of Units, if paid in Canadian dollars, is the U.S. dollar value at the date of the payment, regardless of whether the payment is later converted into U.S. dollars. In such case, the U.S. Holder may recognize additional ordinary income or loss as a result of currency fluctuations between the date on which the payment is made and the date the payment is converted into U.S. dollars.

Right to Dissent

The following description of the right to dissent and appraisal to which Registered Holders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such Dissenting Securityholder’s Securities and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix B, and the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix E.  A Dissenting Securityholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the ABCA, as modified by the Interim Order.  Failure to strictly comply with the provisions of that

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section, as modified by the Interim Order, and to adhere to the procedures established therein, may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.  Subject to certain insolvency tests as described below, and pursuant to the Interim Order, Dissenting Securityholders are entitled, in addition to any other right such Dissenting Securityholders may have, to dissent and to be paid by the Purchaser the fair value of the Units or Exchangeable Shares held by such Dissenting Securityholders in respect of which such Dissenting Securityholders dissent, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution from which such Dissenting Securityholders dissent was adopted.  A Dissenting Securityholder may dissent only with respect to all of the Units or Exchangeable Shares held by such Dissenting Securityholder or on behalf of any one beneficial owner and registered in the Dissenting Securityholder’s name.  Only Registered Holders may dissent.  Persons who are beneficial owners of Units or Exchangeable Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that they may only do so through the registered owner of such Units or Exchangeable Shares.  A Registered Holder, such as a broker, who holds Units or Exchangeable Shares as nominee for beneficial holders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such beneficial owners with respect to all of the Units or Exchangeable Shares held for such beneficial owners.  In such case, the demand for dissent should set forth the number of Units or Exchangeable Shares covered by it.

Dissenting Securityholders must provide written objection to the Arrangement Resolution to PrimeWest c/o Stikeman Elliott LLP, 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta T2P 5C5 Attention: Luigi A. Cusano by 4:00 p.m. on the Business Day immediately preceding the date of the Meeting.  No Securityholder who has voted in favour of the Arrangement Resolution shall be entitled to dissent with the respect to the Arrangement.

An application may be made to the Court by the Purchaser or by a Dissenting Securityholder, after the adoption of the Arrangement Resolution, to fix the fair value of the Dissenting Securityholder’s Units or Exchangeable Shares.  If such an application is made to the Court by the Purchaser or a Dissenting Securityholder, the Purchaser must, unless the Court otherwise orders, send to each Dissenting Securityholder a written offer to pay the Dissenting Securityholder an amount considered by the Board of Directors to be the fair value of the Units or Exchangeable Shares, as applicable.  The offer, unless the Court otherwise orders, will be sent to each Dissenting Securityholder at least 10 days before the date on which the application is returnable, if the Purchaser is the applicant, or within 10 days after the Purchaser is served with notice of the application, if a Dissenting Securityholder is the applicant.  The offer will be made on the same terms to each Dissenting Securityholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Securityholder may make an agreement with the Purchaser for the purchase of such holder’s Units or Exchangeable Shares in the amount of the offer made by the Purchaser or otherwise, at any time before the Court pronounces an order fixing the fair value of the Units or Exchangeable Shares.

A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal.  On the application, the Court will make an order fixing the fair value of the Units or Exchangeable Shares, as applicable, of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against the Purchaser and in favour of each of those Dissenting Securityholders, and fixing the time within which the Purchaser must pay that amount to the Dissenting Securityholders.  The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as a Securityholder, until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between PrimeWest or the Purchaser and the Dissenting Securityholder as to the payment to be made by the Purchaser to the Dissenting Securityholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Securityholder will cease to have any rights as a Securityholder other than the right to be paid the fair value of such holder’s Units or Exchangeable Shares, in the amount agreed to between PrimeWest or the Purchaser and the Dissenting Securityholder or in the amount of the judgment, as the case may be.  Until one of these events occurs, the Dissenting Securityholder may withdraw the Dissenting Securityholder’s dissent, or if the Arrangement has not yet become effective, PrimeWest may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Dissenting Securityholder will be discontinued.

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The Purchaser shall not make a payment to a Dissenting Securityholder in accordance with Section 191 of the ABCA if there are reasonable grounds for believing that the Purchaser is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of the Purchaser would thereby be less than the aggregate of its liabilities.  In such event, the Purchaser shall notify each Dissenting Securityholder that it is unable lawfully to pay Dissenting Securityholders for their Units or Exchangeable Shares, as applicable, in which case the Dissenting Securityholder may, by written notice to the Purchaser within 30 days after receipt of such notice, withdraw such holder’s written objection, in which case the Purchaser shall be deemed to consent to the withdrawal and such Dissenting Securityholder shall be reinstated with full rights as a Securityholder, failing which such Dissenting Securityholder retains status as a claimant against the Purchaser to be paid as soon as the Purchaser is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Purchaser but in priority to its shareholders.

All Units or Exchangeable Shares held by Dissenting Securityholders who exercise their Dissent Rights in respect thereof will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to the Purchaser and cancelled in exchange for such fair value or will, if such Dissenting Securityholders ultimately are not so entitled to be paid the fair value thereof, be deemed to have their Units or Exchangeable Shares acquired for cash on the same basis as all other Securityholders pursuant to the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of their Units or Exchangeable Shares.  Section 191 of the ABCA, as modified by the Interim Order, requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder.  Accordingly, each Dissenting Securityholder who might desire to exercise the Dissent Rights should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix E to this Information Circular and consult its own legal advisor.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the completion of the Arrangement that holders of not greater than 10% of the outstanding Units shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

Interests of Certain Persons or Companies in the Matters to be Acted Upon

The directors of PEI have committed pursuant to the Lock-up Agreements to vote the Securities (including any Units obtained upon exercise of their Exchangeable Shares or UARs) held by them, directly or indirectly or over which they exercised control or direction, in favour of the Arrangement Resolution. The directors of PEI hold or control an aggregate of approximately 428,006 Units, 100,000 Exchangeable Shares entitling them to acquire an aggregate of 71,071 Units and 768,406 UARs entitling them to acquire an aggregate of approximately 280,610 Units.

PrimeWest is a party to employment agreements with each of Don Garner, Ron Ambrozy, Doug Fraser, Tim Granger, Gord Haun, Greg Moore, Lance Petersen and Bruce Thornhill which are designed to promote the stability and continuity of senior management. Under the agreement with Mr. Garner, in the event of a termination of employment without cause, Mr. Garner is entitled to a severance payment equal to between 2.0 and 2.5 times his base salary, plus the average of the annual bonus payments received in the last two years.  The agreements with each of Messrs. Ambrozy, Fraser, Granger, Haun, Moore, Petersen and Thornhill contain similar provisions, except that the severance payment in the event that there is a termination of employment without cause is equal to between 1.5 and 2.0 times their base salary, plus the average of the annual bonus payments received in the last two years, depending on the period of service at the time of the termination or change of control. In the event of a change of control, each of the foregoing executive officers of PEI will also be entitled to exercise all UARs which had then vested or which would have vested within the notice period.  As the Arrangement would result in the termination of employment without cause, and would be considered a change of control of PrimeWest under the terms of the employment agreements, PEI anticipates that it will pay an aggregate of approximately $7.05 million to the executive officers of PEI in respect of severance.

In addition to the foregoing, employees of PEI, including Don Garner, Ron Ambrozy, Doug Fraser, Tim Granger, Gord Haun, Greg Moore, Lance Petersen and Bruce Thornhill, participate in the STIP under which annual cash bonuses are paid to employees in amounts to be determined based on a combination of individual and corporate performance factors. Payments to executive officers under the STIP are typically made prior to the end of February in the year after the performance year in which the bonuses are earned and are consistent with industry standards.  In connection with the Arrangement, however, PEI anticipates that it will pay an aggregate of approximately $1.9 million in bonuses under the STIP to the executive officers immediately prior to the Effective Time.

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As mentioned above, the Arrangement will result in a change of control under the terms of the employment agreements and a “going private transaction” under the LTIP and the vesting of all UARs will be accelerated.  PrimeWest will issue and deliver Units upon the due exercise of outstanding UARs such that any Units so issued will then participate in the Arrangement on the same basis as the existing Units.  In addition, pursuant to the Arrangement PEI will make an offer to acquire each UAR for which no Units are issuable on the exercise thereof at any time on or prior to the Effective Date (assuming the Total Unitholder Return is calculated on the basis of the consideration offered for each Unit under the Arrangement), on the basis of $0.10 for each such UAR.  UARs not exercised or acquired in the foregoing manner will be acquired by PEI pursuant to the Arrangement.  Except as contemplated in the Arrangement, PrimeWest has covenanted not to adopt, amend or make any contribution to the LTIP or any other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements.

The executive officers of PEI who will be affected by the accelerated vesting are Messrs. Garner, Ambrozy, Fraser, Granger, Haun, Moore, Petersen and Thornhill.  As at October 19, 2007, these executive officers held approximately 1,567,106 UARs, representing approximately 22.57% of the number of UARs outstanding.  No directors of PEI will be affected by the accelerated vesting.

CIBCWM was retained by the Board of Directors to provide advice with respect to the Arrangement and CIBCWM has provided the Fairness Opinion to the Board of Directors.  CIBCWM has received or will receive fees from PrimeWest for services rendered in connection with the Arrangement.

None of the principal holders of Securities or any director or officer of PEI, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction since the start of PrimeWest’s last fiscal year or any proposed transaction that materially affected, or will materially affect, PrimeWest or any of its affiliates, except as disclosed above, elsewhere in this Information Circular or in the Public Record.

Expenses of the Arrangement

The estimated costs to be incurred by PrimeWest with respect to the Arrangement and related matters including, without limitation, financial advisory, accounting and legal fees, retention, severance and similar payments, and the preparation, printing and mailing of this Information Circular and other related documents and agreements, are expected to aggregate approximately $27.2 million.

 The estimated aggregate cash cost of acquiring all of the outstanding UARs under the Arrangement is $49.1 million.  To the extent that outstanding UARs are exercised prior to the Effective Time, PrimeWest will issue and deliver Units upon such exercise and any Units so issued will then participate in the Arrangement on the same basis as the existing Units.  This amount of $49.1 million is included in the aggregate acquisition cost.  See “The Arrangement - Source of Funds for the Arrangement”.

Stock Exchange Listings and Reporting Issuer Status

The Units are expected to be delisted from the TSX and NYSE, and the Exchangeable Shares are expected to be delisted from the TSX, upon completion of the Arrangement.

The Acquiring Parties will honour the obligations under the PrimeWest Convertible Debenture Indenture, but will apply to have the PrimeWest Convertible Debentures delisted from the TSX following the completion of the Arrangement and may apply to have PrimeWest deemed to have ceased to be a reporting issuer for the purposes of Applicable Canadian Securities Laws in the jurisdictions where it currently has such status.

Other Regulatory Approvals

In addition to the approval of Securityholders and the Court, it is a condition precedent to the implementation of the Arrangement that all requisite regulatory approvals be obtained.

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Competition Act Approval

The acquisition of voting shares of a corporation that carries on an operating business in Canada or controls a corporation that carries on an operating business, and the acquisition of interests in unincorporated business combinations in Canada are subject to pre-merger notification under Part IX of the Competition Act if specified financial and voting interest thresholds are exceeded.   Where a transaction is subject to pre-merger notification, either a notification containing certain prescribed information must be submitted to the Commissioner and a statutory waiting period must expire or have been terminated, or the obligation to file a pre-merger notification must have been waived or exempted pursuant to the Competition Act, before the transaction may be completed.  If subject to the notification provisions, the parties to a transaction may choose to file either short form notifications (with a 14-day statutory waiting period) or long form notifications (with a 42-day statutory waiting period).  If short form notifications are filed, the Commissioner may, within the 14-day waiting period, require the parties to file long form notifications, in which case the transaction may not be completed until the expiry or termination of a new 42-day waiting period which will start to run once the long form notifications are filed.  Completion of the Commissioner's review of a notifiable transaction, and communication of her intention as to whether to oppose a transaction, may take longer than the applicable statutory waiting period.

Where, on application by the acquiring party or the parties, the Commissioner is satisfied that she would not have sufficient grounds to apply to the Competition Tribunal (“Tribunal”) to challenge a transaction under the merger provisions of the Competition Act, the Commissioner may issue an advance ruling certificate (“ARC”).  If an ARC is issued, the parties to the transaction are not required to file pre-merger notifications.  If pre-merger notifications have already been filed and the statutory waiting period has not expired, the issuance of an ARC has the effect of terminating the statutory waiting period.  If a transaction in respect of which an ARC is issued is substantially completed within one year after the ARC is issued, the Commissioner is thereafter precluded from seeking an order of the Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on which issuance of the ARC was based.  Alternatively, in circumstances where the Commissioner is not prepared to issue an ARC, she may issue written confirmation that she is of the view that grounds do not exist at that time to initiate proceedings before the Tribunal under the merger provisions of the Competition Act with respect to the transaction (a “no-action” letter), while preserving, during the three years following substantial completion of the proposed transaction, her authority to so initiate proceedings.  In connection with the issuance of a “no action” letter pursuant to an ARC request, the Commissioner may, and typically does, grant a waiver of the parties' obligations to file pre-merger notifications.

Except where an ARC has been issued, and regardless of whether a pre-merger notification is required and/or filed, the Commissioner retains the right to challenge a “merger” (as defined in the Competition Act) under the merger provisions of the Competition Act before the Tribunal within three years of the transaction having been substantially completed.  If the Tribunal finds that the merger is likely to prevent or lessen competition substantially, it may make a variety of orders including an order prohibiting closing of the transaction in whole or in part or, if the merger is already completed, an order requiring the disposal of assets or shares.  On application by the Commissioner, the Tribunal may also issue interlocutory injunctions to prevent the closing of a transaction that the Commissioner is still reviewing or has challenged.

The transactions contemplated by the Arrangement are subject to the pre-merger notification requirements of the Competition Act. The obligation of the Parties to implement the Arrangement is, among other things, subject to the condition that either (i) the Commissioner shall have issued an ARC under Section 102 of the Competition Act, (ii) the Commissioner shall have issued a “no-action” letter indicating that she is of the view that grounds do not exist at that time to initiate proceedings before the Tribunal under section 92 of the Competition Act in respect of the Arrangement and shall have issued a waiver under section 113(c) of the Competition Act of the obligation to file pre-merger notifications, or (iii) the relevant waiting period under section 123 of the Competition Act shall have expired and there shall be no threatened or actual application by the Commissioner for an order under sections 92, 100 or 103.3 of the Competition Act.

The Purchaser applied to the Commissioner for an ARC or, in the alternative a no-action letter, on October 15, 2007.  The Acquiring Parties are controlled by the Government of Abu Dhabi which, as one of the United Arab Emirates, is a member of the Organization for the Petroleum Exporting Countries (“OPEC”).  OPEC member countries seek to coordinate their oil and natural gas production.  There can be no assurances that either an ARC or a no-action letter will be issued or that, if notification materials are filed, the Commissioner will permit the waiting period to expire without challenging the Arrangement.  See “Risk Factors – Risks Relating to the Arrangement”.

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Investment Canada Approval

The acquisition of control of a Canadian business by a non-Canadian where certain financial thresholds are exceeded is subject to review under the Investment Canada Act and cannot be implemented unless the Minister responsible for the Investment Canada Act (“Minister”) is satisfied or deemed to be satisfied that the transaction is likely to be of net benefit to Canada.

The factors to be taken into account by the Minister, where relevant, include:

(a)

the effect of the investment on the level and nature of economic activity in Canada, including, without limiting the generality of the foregoing, the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada and on exports from Canada;

(b)

the degree and significance of participation by Canadians in the Canadian business or new Canadian business and in any industry or industries in Canada of which the Canadian business or new Canadian business forms or would form a part;

(c)

the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

(d)

the effect of the investment on competition within any industry or industries in Canada;

(e)

the compatibility of the investment with national industrial, economic and cultural policies, taking into consideration industrial, economic and cultural policy objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

(f)

the contribution of the investment to Canada’s ability to compete in world markets.

The Investment Canada Act provides for an initial review period of 45 days after filing.  If the Minister has not completed the review by that date, the Minister may unilaterally extend the review period for up to a further 30 days.  The review period may be further extended with the consent of the non-Canadian investor.

The transactions contemplated by the Arrangement are subject to pre-closing review and approval under the Investment Canada Act.  The obligation of the Parties to implement the Arrangement is, among other things, subject to the condition that the responsible Minister designated pursuant to the Investment Canada Act shall have sent a notice to the Purchaser that he is satisfied that the Arrangement is likely to be of net benefit to Canada or that the Minister is deemed to be so satisfied pursuant to section 21(2) of the Investment Canada Act.  The Purchaser filed an application for review in respect of the Arrangement with the Investment Review Division of Industry Canada on October 4, 2007 and the initial 45 day review period expires on November 19, 2007.

The Arrangement has received significant attention in the media, including questions as to whether the transactions contemplated thereby will be in the best interests of Canada, in particular due to the fact the Acquiring Parties are controlled by the Government of Abu Dhabi.  Industry Minister Jim Prentice, the Minister responsible for the Investment Canada Act, has indicated his view that the factors listed above are broad enough to include a consideration of whether the acquiror is state-owned and, if so, whether it operates according to market principles or is primarily a tool of a foreign government in meeting policy objectives.  Mr. Prentice has declined to comment specifically on the Arrangement and has denied that his comments regarding the need to review future acquisitions by foreign state-owned investors arose as a result of the proposed Arrangement.  Prime Minister Stephen Harper has confirmed that the Arrangement will be reviewed under the provisions of the Investment Canada Act as they currently exist.

There can be no assurances either that the Minister will find that the Arrangement is likely to be of net benefit to Canada, or that any conditions placed by the Minister on such a finding will not impose a material restriction, limitation or other obligation relating to the governance, management, operation or business of any of the Parties or their subsidiaries (or that, in the alternative, the Purchaser and TAQA North will consent to the imposition of such conditions).  See “Risk Factors – Risks Relating to the Arrangement”.

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Other Regulatory Matters

PrimeWest and the Purchaser have determined that the Arrangement is not reportable under the HSR Act.

On or before the Effective Date, the Purchaser may elect to have the Purchaser and PrimeWest file a notice regarding the Arrangement with the Committee under Section 721 of the United States Defense Production Act of 1950.  If the Purchaser elects to file such a notice, the Purchaser is not obligated to consummate the transactions contemplated by the Arrangement until the earlier of (i) the termination of the review under Section 721 of the United States Defense Production Act of 1950 or (ii) the Outside Date, at which date this condition is no longer applicable.

Securities Law Matters

Canada

The acceleration of the vesting of the UARs held by executive officers of PEI, the payments to certain directors and executive officers of PEI and the entering into of new employment agreements between PrimeWest and certain officers of PEI after the Arrangement might be considered a “collateral benefit” for the purposes of OSC Rule 61-501.  If these are “collateral benefits”, the Arrangement would be considered a “business combination” for the purposes of OSC Rule 61-501, requiring that minority approval for the Arrangement be obtained.  However, OSC Rule 61-501 expressly excludes benefits from being “collateral benefits” if such benefits are received solely in connection with the related party’s services as an employee, director or consultant to PrimeWest or its affiliates or the Purchaser as the successor to the business of PrimeWest; provided that, among other things, disclosure of the particulars of the benefit are disclosed in this Information Circular and, among other exemptions, at the time the Arrangement Agreement was agreed to, the related party and its associated entities beneficially owned or exercised control or direction over less than one (1%) percent of the outstanding Securities and, as at the date hereof, no executive officer of PEI has any agreement, arrangement or understanding as to his employment with PEI, TAQA North or the Purchaser following the Effective Date.  No related party and its associated entities beneficially owned or exercised control or direction over one (1%) or more of the outstanding Securities.  Accordingly, the benefits are not “collateral benefits” and the Arrangement is not a “business combination” requiring minority approval pursuant to OSC Rule 61-501.  See “The Arrangement - Interests of Certain Persons or Companies in the Matters to be Acted Upon”.

The acceleration of the vesting of the UARs held by executive officers of PEI and the payments to certain directors and executive officers of PEI might be considered a “related party transaction” for the purposes of OSC Rule 61-501 and Regulation Q-27, which requires PrimeWest to obtain minority approval of and a formal valuation for the Arrangement unless an exemption from the minority approval and valuation requirements is available.  Such an exemption is available because neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction exceeds 25% of PrimeWest’s market capitalization.

The Arrangement constitutes a “going private transaction” for PrimeWest for the purposes of Regulation Q-27, which requires that PrimeWest obtain a formal valuation and minority approval for the Arrangement.  An application for exemption from these requirements will be made with the Autorité des marchés financiers and completion of the Arrangement is subject to obtaining a decision by the Autorité des marchés financiers granting the exemption sought.

Judicial Developments

The Plan will be implemented pursuant to Section 193 of the ABCA which provides that, where it is impractical for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation.  Pursuant to this section of the ABCA, such an application will be made by PrimeWest, PEI, PrimeWest America, PrimeWest LLC, PrimeWest Partnership, PrimeWest Petroleum and PrimeWest ULC for approval of the Arrangement.  See “The Arrangement - Procedure for the Arrangement Becoming Effective - Court Approvals - Final Order” above.  Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge of PrimeWest, any recent significant decisions which would apply in this instance.  Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

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Experts

Certain legal matters relating to the Arrangement are to be passed upon by Stikeman Elliott LLP, on behalf of PrimeWest, and Heenan Blaikie LLP and Latham & Watkins LLP, on behalf of the Purchaser.  As at October 19, 2007, the partners and associates of Stikeman Elliott LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Units and Exchangeable Shares.  As at October 19, 2007, the partners and associates of Heenan Blaikie LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Units and Exchangeable Shares.  Certain matters relating to United States federal income tax considerations have been passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP on behalf of PrimeWest.  As at October 19, 2007, the partners and associates of Paul, Weiss, Rifkind, Wharton & Garrison LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Units and Exchangeable Shares.  None of Latham & Watkins LLP, GLJ or Paddock Lindstrom & Associates Ltd. hold any Units or Exchangeable Shares as of the date hereof.

INFORMATION CONCERNING PRIMEWEST

 PrimeWest Energy Trust is an open-end investment trust created under the laws of Alberta pursuant to the PrimeWest Trust Indenture.  The undertaking of PrimeWest is to issue Units to the public and to invest PrimeWest’s funds, directly or indirectly, in oil and natural gas properties and assets related thereto. The sole beneficiaries of PrimeWest are the Unitholders.  Computershare Trust Company of Canada or its successor is the trustee of PrimeWest.  The head office of PrimeWest is 5100, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3Y7.  The registered office of PrimeWest is 4300, 888 – 3rd Street S.W., Calgary, Alberta, T2P 5C5.

The principal undertaking of PrimeWest is to acquire and hold, directly and indirectly, interests in oil and natural gas properties. PrimeWest’s primary assets consist of the PrimeWest Royalty granted by PEI pursuant to the PrimeWest Royalty Agreements, certain subordinated secured debt owing by PEI to PrimeWest, the common shares of PEI and PrimeWest Petroleum, the royalty granted by Shiningbank LP pursuant to the Shiningbank LP Royalty Agreement and the Shiningbank Managed Entities Notes.

The PrimeWest Royalty entitles PrimeWest to receive 99% of the net cash flow generated by the oil and natural gas interests held from time to time by PEI, after certain costs and deductions. The balance of such net cash flow may be retained by PEI to fund its working capital and other business and operating requirements, or may be passed on to PrimeWest to support distributions to Unitholders.  The distributable income resulting from the PrimeWest Royalty and other amounts received by PrimeWest is then distributed monthly to Unitholders.  PrimeWest also lends money to PEI to allow it to make further acquisitions and develop its properties. The interest income earned on such funds is also distributed monthly to Unitholders.

PrimeWest Energy Inc. was incorporated under the ABCA on March 4, 1996 and was amalgamated with PrimeWest Oil and Gas Corp., PrimeWest Royalty Corp. and PrimeWest Resources Ltd. on January 1, 2002 and continued as PrimeWest Energy Inc.

PrimeWest Gas Corp. was amalgamated under the ABCA on January 24, 2003 in connection with the acquisition by PrimeWest of two privately held Canadian corporations and was subsequently amalgamated with PrimeWest Energy Inc. on January 1, 2006 and continued as PrimeWest Energy Inc.

Finally, PrimeWest Energy Inc. was amalgamated with SEL and Shiningbank Holdings Corporation on July 11, 2007 pursuant to the Shiningbank Arrangement and continued as PrimeWest Energy Inc.

PEI is wholly-owned by PrimeWest.  PEI’s business is the acquisition, development, exploitation, production and marketing of oil and natural gas and granting the PrimeWest Royalty to PrimeWest.

Organizational Structure of PrimeWest

The following diagram sets forth the simplified organizational structure of PrimeWest:

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PrimeWest Unitholders
PrimeWest Exchangeable Shareholders
PrimeWest Energy Trust (Alberta)
100% Common Shares
100% Common Shares
PrimeWest Energy Inc. (Alberta)
SLP Holdings Inc. (Alberta)
100% Beneficial Interest
Trustee
100% Preferred Shares
100% Common Shares
PrimeWest Petroleum Inc. (Colorado)
PrimeWest America Inc. (Alberta)
General Partner
1%
99%
Shiningbank Operating Trust (Alberta)
PrimeWest Energy North America Partnership (Colorado)
Limited Partner
Shiningbank Limited Partnership (Alberta)
100%
PrimeWest Energy Development ULC (Alberta)
100%
PrimeWest Oil LLC (Colorado)

Doc #351512

Notes:

(1)

All Canadian operations and management of PrimeWest is conducted through PEI. PrimeWest holds all of the common shares of PEI.

(2)

PrimeWest receives regular monthly payments in accordance with the PrimeWest Royalty Agreements and the Shiningbank LP Royalty Agreement, as well as interest and principal payments on debt from PEI and the remaining Shiningbank Managed Entities, including pursuant to the Shiningbank Managed Entities Notes.

Principal Holders of Units

To the best of the knowledge of the directors and officers of PEI, no person owns, directly or indirectly, or exercises control or direction over Units carrying 10% or more of the votes attached to all of the issued and outstanding Units.

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Documents Incorporated by Reference

Information has been incorporated by reference into this Information Circular from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of PEI at 5100, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7 (telephone (403) 234-6600).  In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com.

The following documents of PrimeWest, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this Information Circular:

(a)

the PrimeWest AIF;

(b)

management’s discussion and analysis of the financial condition and operations of PrimeWest for the year ended December 31, 2006;

(c)

the audited consolidated balance sheets of PrimeWest as at December 31, 2006 and 2005 and the audited consolidated statements of income, deficit and cash flows for each of the years in the three-year period ended December 31, 2006, together with the notes thereto and the auditors’ report thereon;

(d)

the Management Proxy Circular of PrimeWest relating to the annual general meeting of the Unitholders held on May 3, 2007;

(e)

management’s discussion and analysis of the financial condition and operations of PrimeWest for the six months ended June 30, 2007;

(f)

the unaudited comparative consolidated financial statements of PrimeWest as at and for the six months ended June 30, 2007, together with the notes thereto;

(g)

the material change report of PrimeWest dated May 15, 2007 relating to the Shiningbank Arrangement;

(h)

the Joint Circular relating to the Shiningbank Arrangement;

(i)

the material change report of PrimeWest dated July 20, 2007 relating to the Shiningbank Arrangement;

(j)

the business acquisition report of PrimeWest dated July 26, 2007 relating to the Shiningbank Arrangement; and

(k)

the material change report of PrimeWest dated September 26, 2007 relating to the Arrangement.

Any documents of the type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors’ report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by PrimeWest with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to

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be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Price Range and Trading Volume of Units

The outstanding Units are traded on the TSX under the trading symbol “PWI.UN” and on the NYSE under the symbol “PWI”.  The following table sets forth the price range and trading volume of the Units as reported by the TSX and the NYSE for the periods indicated:

	Toronto Stock Exchange			New York Stock Exchange
	High	Low	Average Daily Trading Volume	High		Low		Average Daily Trading Volume
2005
First Quarter	$32.00	$26.15	269,714	U.S. $	26.60	U.S. $	21.30	536,170
Second Quarter	$31.68	$28.35	202,225		25.59		22.50	377,264
Third Quarter	$36.42	$30.86	183,469		31.37		25.15	445,338
Fourth Quarter	$37.68	$30.55	199,849		32.57		25.71	480,603
2006
First Quarter	$38.14	$30.73	248,573		32.90		25.25	463,387
Second Quarter	$35.30	$31.20	253,976		31.00		27.25	438,922
Third Quarter	$35.77	$26.64	222,485		31.50		23.80	441,476
Fourth Quarter	$29.21	$20.87	391,293		25.94		18.03	796,697
2007
First Quarter	$23.37	$19.98	255,263		20.26		17.01	450,593
April	$23.45	$22.32	185,266		20.76		19.34	309,605
May	$23.94	$22.34	368,628		22.37		20.15	546,840
June	$23.94	$22.12	439,426		22.47		20.75	567,400
July	$23.40	$20.72	533,147		22.41		19.95	713,710
August	$22.09	$19.46	446,819		20.87		18.06	622,574
September	$26.75	$19.64	4,000,608		26.97		19.61	2,701,589
October (1-18)	$26.65	$26.32	4,875,155		27.29		24.43	2,121,802

On September 21, 2007, the last trading day on which the Units traded prior to announcement of the Arrangement, the closing price of the Units on the TSX was $19.94 and on the NYSE was U.S.$19.93.  On October 18, 2007, the closing price of the Units on the TSX was $26.34 and on the NYSE was U.S.$27.04.

Auditors, Transfer Agent and Registrar

PrimeWest’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta.

Computershare Trust Company of Canada at its offices in Calgary, Alberta and Toronto, Ontario acts as the transfer agent and registrar for the Units, Exchangeable Shares and PrimeWest Convertible Debentures.

Additional Information

Additional information relating to PrimeWest is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information concerning PrimeWest is provided in its financial statements for the year ended December 31, 2006 and the accompanying management’s discussion and analysis, both of which can be accessed on SEDAR and on EDGAR.

INFORMATION CONCERNING THE PURCHASER, TAQA NORTH AND TAQA

The Purchaser is a corporation that was incorporated under the ABCA for the purposes of participating in the Arrangement and is a wholly-owned subsidiary of TAQA North. The registered office of the Purchaser is located at 12th Floor, Fifth Avenue Place, 425 – 1st Street S.W., Calgary, Alberta T2P 3L8.

TAQA North is a corporation incorporated pursuant to the provisions of the ABCA. The head office of TAQA North is located at 3500, 700 – 2nd Street S.W., Calgary, Alberta T2P 2W2.  TAQA North, formerly Northrock Resources

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Limited, is a Calgary-based oil and gas exploration company with operations in Northern Alberta and British Columbia, West Central and Southern Alberta, Southwest and Southeast Saskatchewan and the Northwest Territories.  TAQA North was acquired by TAQA in August 2007 from Pogo Producing Company for a total purchase price of approximately U.S.$2 billion.  TAQA North is a wholly-owned subsidiary of TAQA.

TAQA is a major global energy company with strategic and financing investment opportunities in oil & gas, power, water and infrastructure across the Middle East, India, Europe and North Africa.  TAQA focuses on upstream (oil & gas exploration and production), midstream (pipeline, gas storage and LNG) and downstream (power generation) operations.  TAQA is a public joint stock company established in June 2005 pursuant to the provisions of an Emiri Decree and is owned as to 75.1%, directly or indirectly, by the government of Abu Dhabi, including 24.1% owned by the government of Abu Dhabi’s Fund for the Support of Farm Owners in Abu Dhabi to provide farmers with an income stream and to provide longer-term support to the farming community in Abu Dhabi.  The remaining 24.9% are traded on the Abu Dhabi Securities Market under the trading symbol “ABD:  TAQA”.  Ownership of the shares of TAQA is limited to nationals of the United Arab Emirates.

Moody Investor Services and Standard & Poor’s have assigned long-term senior unsecured ratings of Aa2 and AA-, respectively, to the long-term unsecured debt of TAQA.

RISK FACTORS

Risks Relating to the Arrangement

If the Arrangement does not take place as contemplated, PrimeWest and the Securityholders could suffer adverse consequences, including the payment of break fees in certain circumstances, the loss of investor confidence and a diminution in the market price of the Units and Exchangeable Shares.

Completion of the Arrangement is dependent upon a number of factors, including without limitation the satisfaction or waiver of all conditions precedent, the absence of Material Adverse Changes and the accuracy of the representations and warranties of the Parties.  In addition, completion of the Arrangement is dependent upon certain third party approvals beyond the control of the Parties, including Securityholder approvals being obtained and certain regulatory approvals being granted without the imposition of any material restriction, limitation or other obligation relating to the governance, management, operation or business of any of the Parties or their Subsidiaries, unless consented to in writing by the Purchaser and TAQA North, in their sole and absolute discretion.

In addition, in the event that the Effective Date has not occurred on or prior to the Outside Date, the Parties are entitled to terminate the Arrangement Agreement.

As a result, there can be no assurance that the Arrangement will be completed on the terms set out in the Arrangement Agreement or at all.

Risks Relating to PrimeWest

If the Arrangement is not completed, PrimeWest will continue to face the risks associated with continuing as a standalone oil and gas royalty trust that it currently faces.  Securityholders should therefore carefully consider the risks described under the headings “Information Concerning PrimeWest Energy Trust - Risk Factors”, “Information Concerning Shiningbank Energy Income Fund - Risk Factors” and “Pro Forma Information of PrimeWest After Giving Effect to the Arrangement – Risk Factors” in the Joint Circular incorporated by reference in this Information Circular.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of PEI, on behalf of the PrimeWest Trustee in its capacity as trustee of PrimeWest, to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of PEI who will be specifically remunerated therefor. All costs of the solicitation for the Meeting will be borne by PrimeWest.

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Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for holders of Units, a form of proxy for UARs and a form of voting direction for holders of Exchangeable Shares.

A Unitholder or UAR Holder may attend the Meeting in person or may be represented by proxy.  Unitholders or UAR Holders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof (the WHITE form of proxy in the case of Unitholders and the PINK form of proxy in the case of UAR Holders).  To be effective, a proxy must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by mail (or by courier or hand delivery to 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8) no later than 24 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting (i.e., not later than 3:00 p.m. (Calgary time) on Tuesday, November 20, 2007) or any adjournment thereof or be deposited with the Chairman of the Meeting prior to its commencement.  Unitholders and UAR Holders may also use a touch-tone telephone to transmit voting instructions on or before the date and time noted above, although Unitholders and UAR Holders cannot use the telephone voting service to designate another person to attend and vote on their behalf at the Meeting.  In addition, Unitholders and UAR Holders may use the internet (at www.investorvote.com) to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on the Unitholder’s or UAR Holder’s, as the case may be, behalf at the Meeting.  For more information regarding voting by telephone and voting by internet or appointing a proxy by internet, see the form of proxy for Unitholders or UAR Holders, as applicable, and/or the Information Circular enclosed herewith.

A Unitholder or UAR Holder submitting a form of proxy has the right to appoint a Person to represent him or her at the Meeting (who need not be a Unitholder or UAR Holder) other than the Persons designated in the form of proxy furnished on behalf of Computershare Trust Company of Canada.  To exercise such right, the names of the Persons designated by PrimeWest should be crossed out and the name of the Unitholder’s or UAR Holder’s appointee should be legibly printed in the blank space provided.  In addition, the Unitholder or UAR Holder should notify the appointee of his or her appointment, obtain his or her consent to act as appointee and instruct him or her on how the Unitholder’s Units or UAR Holder’s UARs, as applicable, are to be voted.

An Exchangeable Shareholder may give Computershare Trust Company of Canada voting instructions for a number of votes equal to the number of votes that such Exchangeable Shareholder would have been entitled had the holder exchanged its Exchangeable Shares for Units immediately prior to the Record Date. The form of voting direction which accompanies the Information Circular is the means by which holders of Exchangeable Shares may authorize the exercise of the voting rights associated with the Exchangeable Shares. Computershare Trust Company of Canada will exercise each vote only as directed on the voting direction. In the absence of instructions as to voting, Computershare Trust Company of Canada will not exercise these votes.  Exchangeable Shareholders may also instruct Computershare Trust Company of Canada to give a proxy entitling the holder’s designee to vote personally the relevant number of votes or to grant to PEI a proxy to vote those votes. The procedures for Exchangeable Shareholders to instruct Computershare Trust Company of Canada about voting at the Meeting are explained in the “Voting Instruction Form for Holders of Exchangeable Shares” that has been provided to Exchangeable Shareholders with the Information Circular. To be effective, the voting direction must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 by mail (or by courier or hand delivery to 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8) no later than 24 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting (i.e., not later than 3:00 p.m. (Calgary time) on Tuesday, November 20, 2007) or any adjournment thereof.

A Securityholder who has submitted a form of proxy as directed hereunder may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Securityholder or his attorney or authorized agent and deposited either at the registered office of Computershare Trust Company of Canada at any time up to 3:00 p.m. (Calgary time) on the last Business Day preceding the date of the Meeting or any adjournment thereof, or with the Chair of the Meeting on the day of the Meeting or any adjournment thereof, in either case prior to its commencement, and upon either of such deposits, the proxy is revoked.

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The Record Date for determination of Securityholders entitled to receive notice of, and to attend and vote at, the Meeting is October 19, 2007.  Only Securityholders whose names have been entered in the register of Units, UARs or Exchangeable Shares on the close of business on the Record Date will be entitled to receive notice of, and to attend and vote at, the Meeting.  Holders of Units or Exchangeable Shares who acquire Units or Exchangeable Shares, as the case may be, after the Record Date will not be entitled to vote such Units or Exchangeable Shares at the Meeting.

A proxyholder has discretion under the accompanying forms of proxy to consider a number of matters relating to the Arrangement.  Securityholders who are planning on returning any of the accompanying forms of proxy or voting direction, as applicable, are encouraged to review the Information Circular carefully before submitting the applicable proxy form or voting direction.

Signature of Proxy

The applicable form of proxy or voting direction must be executed by the Securityholder or his or her attorney authorized in writing, or if the Securityholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with PrimeWest).

Voting of Proxies

The persons named in the accompanying forms of proxy will vote the Units or UARs in respect of which they are appointed in accordance with the direction of the Unitholder or UAR Holder appointing them. In the absence of such direction, the Units or UARs will be voted FOR the approval of the Arrangement Resolution and the other matters to be considered at the Meeting.

Exercise of Discretion of Proxy

The proxyholder and voting direction holder has discretion under the accompanying applicable form of proxy and voting direction to consider a number of matters relating to the Arrangement that are not yet determined. At the date of this Information Circular, management of PEI knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. Securityholders who are planning on returning the accompanying applicable form of proxy or voting direction, as applicable, are encouraged to review the Information Circular carefully before submitting the proxy form or voting direction, as the case may be.

Voting Securities and Principal Holders Thereof

As at the Record Date, there were approximately 146,354,526 Units, 6,942,287 UARs and 1,150,395 Exchangeable Shares issued and outstanding. To the knowledge of the directors and officers of PEI, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction, over Units, UARs or Exchangeable Shares entitled to 10% or more of the votes which may be cast at the Meeting.

Procedure and Votes Required

Arrangement Resolution

The Interim Order provides that each Securityholder at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting.

Pursuant to the Interim Order:

(a)

the Securityholders shall vote in respect of the Arrangement Resolution together as a single class of securities.  Each Unit entitled to be voted at the Meeting will entitle the Unitholder to one vote at the Meeting in respect of the Arrangement Resolution and the other matters to be considered at the Meeting.  Each Exchangeable Share entitled to be voted at the Meeting will entitle Computershare Trust Company of Canada, as voting and exchange trustee and for the benefit of the holder thereof, to that number of votes at the Meeting equal to the number of votes that

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an Exchangeable Shareholder would have been entitled had the holder exchanged such Exchangeable Share for Units immediately prior to the Record Date (as defined below).  Each UAR entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution and the other matters to be considered at the Meeting;

(b)

the number of votes required to pass the Arrangement Resolution shall be not less than 66 2/3% of the votes cast by Securityholders, either in person or by proxy, at the Meeting; and

(c)

a quorum shall be present at the Meeting if two persons entitled to vote thereat holding or representing not less than 5% of the outstanding Units entitled to vote at the Meeting are present either in person or by duly appointed proxy. If within 30 minutes from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to such Business Day that is not less than 14 days following the day appointed for the Meeting, and to such time and place as may be appointed by the Chairman of the Meeting. If at such adjourned meeting a quorum is not present, the Unitholders present in person or by proxy shall be a quorum for all purposes.

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AUDITORS’ CONSENTS

Consent of PricewaterhouseCoopers LLP

We have read the Information Circular and Proxy Statement dated October 19, 2007 with respect to a Plan of Arrangement involving PrimeWest Energy Trust, PrimeWest Energy Inc., PrimeWest America Inc., PrimeWest Oil LLC, PrimeWest Energy North America Partnership, PrimeWest Petroleum Inc., PrimeWest Energy Development ULC, the Securityholders, 1350849 Alberta Ltd. and TAQA North Ltd. (the “Information Circular”).  We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the unitholders of PrimeWest Energy Trust on the consolidated balance sheets of PrimeWest Energy Trust as at December 31, 2006 and 2005 and the consolidated statements of income and deficit and cash flows for the three years then ended. Our report is dated March 9, 2007.

By:	(signed) “PricewaterhouseCoopers LLP”
Chartered Accountants Calgary, Canada October 19, 2007

Consent of KPMG LLP

We have read the Information Circular and Proxy Statement dated October 19, 2007 with respect to a Plan of Arrangement involving PrimeWest Energy Trust, PrimeWest Energy Inc., PrimeWest America Inc., PrimeWest Oil LLC, PrimeWest Energy North America Partnership, PrimeWest Petroleum Inc., PrimeWest Energy Development ULC, the Securityholders, 1350849 Alberta Ltd. and TAQA North Ltd. (the “Information Circular”). We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the use in the Joint Circular dated June 7, 2007 relating to the Shiningbank Arrangement and the business acquisition report of PrimeWest Energy Trust dated July 26, 2007, relating to the Shiningbank Arrangement  incorporated by reference  in the above-mentioned Information Circular, of our report to the unitholders of Shiningbank Energy Income Fund on the consolidated balance sheets of Shiningbank Energy Income Fund as at December 31, 2006 and 2005 and the consolidated statements of earnings and deficit and cash flows for the years then ended. Our report is dated February 27, 2007.

By:	(signed) “KPMG LLP”
Chartered Accountants Calgary, Canada October 19, 2007

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APPENDIX A
ARRANGEMENT RESOLUTION

“BE IT RESOLVED THAT:

1.

the arrangement (“Arrangement”) under Section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement (the “Plan”) attached as Schedule A to Appendix C to the Information Circular and Proxy Statement of PrimeWest Energy Trust (“PrimeWest”) dated October 19, 2007 (the “Information Circular”), all as more particularly described in the Information Circular, including, without limitation:

(a)

the amendments to PrimeWest’s declaration of trust dated August 2, 1996 among Computershare Trust Company of Canada, as trustee, PrimeWest Energy Inc. (“PEI”) and the Initial Unitholder (as therein defined), as amended and restated as of July 11, 2007, and as further amended from time to time, and the constating documents of PEI and the long term incentive plan of PrimeWest (the “LTIP”):

(i)

to the extent necessary to enable the units of PrimeWest (the “Units”) held by all of the holders of Units (“Unitholders”) to be transferred to and acquired by 1350849 Alberta Ltd. (the “Purchaser”) pursuant to the Plan;

(ii)

to the extent necessary to enable the exchangeable shares of PEI (the “Exchangeable Shares”) held by each holder thereof (an “Exchangeable Shareholder”) to be transferred to and acquired by the Purchaser in accordance with the Plan;

(iii)

to the extent necessary to enable the unit appreciation rights (“UARs”) held by each holder thereof (a “UAR Holder”) to be transferred to and acquired by PEI in accordance with the Plan; and

(iv)

otherwise to the extent necessary to facilitate the Arrangement;

(b)

the repayment of each of the PrimeWest Petroleum Indebtedness, the PrimeWest LLC Indebtedness, the PrimeWest ULC Indebtedness and the PrimeWest Partnership Indebtedness, each as defined in the Plan;

(c)

the dissolution of each of PrimeWest LLC, PrimeWest ULC, PrimeWest Partnership and PrimeWest America, each as defined in the Plan and the assumption by PEI of all of the assets and liabilities of such dissolving entities;

(d)

the payment in cash of $26.75 per Unit (excluding Units held by dissenting Unitholders) to acquire the Units;

(e)

the payment in cash of an amount equal to the product of $26.75 and the exchange ratio of the Exchangeable Shares (expressed as the number of Units that are issuable as of the effective date of the Arrangement (the “Effective Date”) on the exchange of one (1) Exchangeable Share) for each Exchangeable Share (excluding Exchangeable Shares held by dissenting Exchangeable Shareholders) to acquire the Exchangeable Shares; and

(f)

the cancellation of all UARs in exchange for an amount in cash per UAR equal to the amount that a UAR Holder would have been entitled if the UAR had been exercised on the Effective Date and the Exercise Date Unit Price (as defined in the LTIP) had been equal to $26.75, be and is hereby authorized, approved, ratified and confirmed;

2.

the arrangement agreement (the “Arrangement Agreement”) dated as of September 24, 2007 among PrimeWest, PEI, the Purchaser and TAQA North Ltd., a copy of which is attached as Appendix C to the

( A-1)

Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph  hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3.

notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen’s Bench of Alberta, the board of directors of PEI may, without further notice to or approval of the holders of Units, holders of UARs or holders of Exchangeable Shares, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement;

4.

any director or officer of PEI is hereby authorized, for and on behalf of PEI, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action; and

5.

capitalized terms used in these resolutions that are not otherwise defined herein shall have the meaning ascribed thereto in the Information Circular.”

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APPENDIX B
INTERIM ORDER

B- 1

Action No. 0701-10349

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF PRIMEWEST ENERGY TRUST, PRIMEWEST ENERGY INC., PRIMEWEST AMERICA INC., PRIMEWEST OIL LLC, PRIMEWEST ENERGY NORTH AMERICA PARTNERSHIP, PRIMEWEST PETROLEUM INC., PRIMEWEST ENERGY DEVELOPMENT ULC, 1350849 ALBERTA LTD., TAQA NORTH LTD. AND THE HOLDERS OF TRUST UNITS OF PRIMEWEST ENERGY TRUST, THE HOLDERS OF UNIT APPRECIATION RIGHTS OF PRIMEWEST ENERGY TRUST AND THE HOLDERS OF EXCHANGEABLE SHARES OF PRIMEWEST ENERGY INC.

BEFORE THE HONOURABLE	)	AT THE COURT HOUSE, AT CALGARY,
JUSTICE A.G. PARK	)	ALBERTA, ON THE 19TH DAY OF
IN CHAMBERS	)	OCTOBER, 2007.

INTERIM ORDER

UPON the Petition (the “Petition”) of PrimeWest Energy Trust (“PrimeWest”), PrimeWest Energy Inc. (“PEI”), PrimeWest America Inc. (“PrimeWest America”), PrimeWest Oil LLC (“PrimeWest LLC”), PrimeWest Energy North America Partnership (“PrimeWest Partnership”), PrimeWest Petroleum Inc. (“PrimeWest Petroleum”) and PrimeWest Energy Development ULC (“PrimeWest ULC” and, together with PrimeWest, PEI, PrimeWest America, PrimeWest LLC, PrimeWest Partnership and PrimeWest Petroleum, collectively the “PrimeWest Entities”);

AND UPON reading the Petition and the Affidavit of Donald A. Garner (the “Affidavit”), filed;

AND UPON hearing counsel for the PrimeWest Entities and counsel for 1350849 Alberta Ltd. (the “Purchaser”) and TAQA North Ltd. (“TAQA North”);

AND UPON noting that the Executive Director of the Alberta Securities Commission (the “Executive Director”) has been served with notice of this application as required by subsection 193(8) of the Business Corporations Act, R.S.A. 2000, c. B-9 (the “ABCA”) and that the Executive Director does not intend to appear or make submissions with respect to this application;

FOR THE PURPOSES OF THIS ORDER:

(a)

the capitalized terms not defined in this Order shall have the meanings attributed to them in the Information Circular and Proxy Statement of PrimeWest (the “Information Circular”), a draft copy of which is attached as Exhibit A the Affidavit of Donald A. Garner; and

(b)

all references to “Arrangement” used herein mean the plan of arrangement as described in the Affidavits and in the form attached as Schedule A to the Arrangement Agreement, which is attached as Appendix C to the Information Circular.

IT IS HEREBY ORDERED AND ADJUDGED THAT:

1.

The proposed transactions outlined in the Arrangement constitute an “Arrangement” within the definition of the ABCA and the Petitioner may proceed with the Plan of Arrangement, as described in the Affidavit.

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General

2.

PrimeWest shall seek approval of the Arrangement by the holders of trust units (“Units”) of PrimeWest (the “Unitholders”), the holders of exchangeable shares (“Exchangeable Shares”) of PEI (“Exchangeable Shareholders”) and the holders of unit appreciation rights (“UARs” and, together with the Units and Exchangeable Shares, collectively the “Securities”) of PrimeWest (“UAR Holders” and, together with the Unitholders and the Exchangeable Shareholders, collectively the “Securityholders”) in the manner set forth below.

Meeting

3.

PrimeWest shall call and conduct a special meeting (the “Meeting”) of Securityholders on or about November 21, 2007. At the Meeting, Securityholders will consider and vote upon the Arrangement Resolution and such other business as may properly be brought before the Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

4.

A quorum shall be present at the Meeting if two persons entitled to vote thereat holding or representing not less than 5% of the outstanding Units entitled to vote at the Meeting are present either in person or by duly appointed proxy. If within 30 minutes from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to such Business Day that is not less than 14 days following the day appointed for the Meeting, and to such time and place as may be appointed by the Chairman of the Meeting. If at such adjourned meeting a quorum is not present, the Unitholders present in person or by proxy shall be a quorum for all purposes.

5

.

The Securityholders shall vote in respect of the Arrangement Resolution together as a single class of securities.  Each Unit entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution and the other matters to be considered at the Meeting.  Each Exchangeable Share entitled to be voted at the Meeting will entitle Computershare Trust Company of Canada, as voting and exchange trustee and for the benefit of the holder thereof, to that number of votes at the Meeting equal to the number of votes that a Exchangeable Shareholder would have been entitled had the holder exchanged such Exchangeable Share for Units immediately prior to the Record Date (as defined below).  Each UAR entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution and the other matters to be considered at the Meeting.

6.

The record date for the Meeting shall be October 19, 2007 (the “Record Date”). Only Securityholders whose names have been entered on the applicable register of Units, Exchangeable Shares or UARs on the close of business on the Record Date will be entitled to receive notice of and to attend and vote at the Meeting in accordance with paragraph 5. Holders of Units or Exchangeable Shares who acquire their Units or Exchangeable Shares after the Record Date will not be entitled to vote such securities at the Meeting.

Conduct of Meeting

7.

The Chairman of the Meeting shall be any officer or director of PEI.

8.

The only persons entitled to attend and speak at the Meeting shall be Securityholders or their authorized representatives, PEI’s directors and officers, PrimeWest’s auditors and the Executive Director, and other persons with the permission of the Chairman.

9.

The number of votes required to pass the Arrangement Resolution shall be not less than 66 2/3% of the votes cast by Securityholders, either in person or by proxy, at the Meeting.

10.

To be valid a proxy or voting direction must be deposited in the manner described in the Information Circular.

11.

The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meeting.

( B-3)

12.

The Scrutineers for the Meeting shall be Computershare Trust Company of Canada (acting through its representatives for that purpose) and its duties shall include:

(a)

invigilating and reporting to the Chairman on the deposit and validity of proxies;

(b)

reporting to the Chairman on the quorum of the Meeting; and

(c)

providing the Chairman written reports on polls taken, ballots cast and other matters related to the Meeting.

Dissent Rights

13.

The registered holders of Units and Exchangeable Shares are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent consistent with Section 191 of the ABCA with respect to the Arrangement Resolution.

14.

In order for a Unitholder or Exchangeable Shareholder to exercise such right of dissent under subsection 191(5) of the ABCA:

(a)

the Unitholder’s or Exchangeable Shareholder’s written objection to the Arrangement Resolution must be received by PrimeWest c/o its counsel Stikeman Elliott LLP, 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta T2P 5C5 Attention:  Luigi A. Cusano by 4:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Meeting;

(b)

a dissenting Unitholder or dissenting Exchangeable Shareholder shall not have voted his or her Units or Exchangeable Shares, respectively, at the Meeting either by proxy or in person, in favour of the Arrangement Resolution;

(c)

a holder of Units or Exchangeable Shares may not exercise the right of dissent in respect of only a portion of the holder’s Units or Exchangeable Shares but may dissent only with respect to all of such securities held by the holder; and

(d)

the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified by this Order.

15.

The fair value of the Units or Exchangeable Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by the Securityholders.

16.

Subject to further order of this Court, the rights available to the Unitholders and the Exchangeable Shareholders pursuant to this Interim Order and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient rights of dissent for the Unitholders and Exchangeable Shareholders with respect to the Arrangement Resolution.

17.

Notice to the Unitholders and Exchangeable Shareholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and this Order, the fair value of their Units and Exchangeable Shares shall be given by including information with respect to this right in the Information Circular to be sent to Securityholders in accordance with paragraph  of this Order.

Notice

18.

An Information Circular, substantially in the form attached as Exhibit A to the Affidavit of Donald A. Garner with amendments thereto as counsel for the PrimeWest Entities may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meeting to Securityholders at the addresses for such holders recorded in the records of PrimeWest at the close of business on the Record

( B-4 )

Date and to the directors and auditors of PrimeWest, all in accordance with the procedures and timing requirements of the ABCA, the Securities Act (Alberta) and applicable rules and instruments of the Alberta Securities Commission. In calculating the 21-day period, the date of mailing shall be included and the date of the Meeting shall be excluded.

19.

An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail or delivery at least 21 days prior to the Meeting.

20.

Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Securityholders, wheresoever resident, the directors and auditors of PrimeWest and the Executive Director of:

(a)

the Petition;

(b)

this Order;

(c)

the Notice of the Meeting; and

(d)

the Notice of Petition,

all in substantially the forms set forth in the Information Circular, together with instruments of proxy, voting directions, letter of transmittal and such other materials as PrimeWest may consider fit.

21.

For the purposes of this application for an Interim Order, service of the Petition and the Affidavit only on the Executive Director is hereby confirmed as good and sufficient service and service on any other person except as provided in this Interim Order is hereby dispensed with.

Final Application

22.

Subject to further Order of this Court and provided that the Securityholders have approved the Arrangement in the manner directed by this Court and the directors of PEI have not revoked that approval, PrimeWest may proceed with an application for approval of the Arrangement and the Final Order on November 22, 2007 at 9:00 a.m. (Calgary time) or so soon thereafter as counsel may be heard at the Court House, Calgary, Alberta. Subject to the Final Order, and to the issuance of the certificate, all Securityholders, PrimeWest, PEI, PrimeWest America, PrimeWest ULC, the Purchaser and TAQA North and all other persons affected will be bound by the Arrangement in accordance with its terms.

23.

Any Securityholder or any other interested party (any of which, an “Interested Party”) desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve upon PrimeWest, on or before noon on November 14, 2007, a Notice of Intention to Appear including the Interested Party’s address for service, together with any evidence or materials which the Interested Party intends to present to the Court. Service of this notice on PrimeWest shall be effected by service upon the solicitors for PrimeWest, Stikeman Elliott LLP, 4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta T2P 5C5 Attention:  Luigi A. Cusano.

24.

In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph  of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

25.

PrimeWest is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

( B-5 )

“Justice A.G. Park”
J.C.Q.B.A.

ENTERED at Calgary, Alberta, October 19, 2007.
By:	(signed)
Clerk of the Court of Queen’s Bench

( B-6 )

APPENDIX C
ARRANGEMENT AGREEMENT

( C-1 )

ARRANGEMENT AGREEMENT

AMONG:

1350849 ALBERTA LTD.

- and -

TAQA NORTH LTD.

- and -

PRIMEWEST ENERGY TRUST

- and -

PRIMEWEST ENERGY INC.

SEPTEMBER 24, 2007

C- 1

ARTICLE 1 INTERPRETATION                                                                                                                                   1

1.1

Definitions                                                                                                                                        1

1.2

Interpretation Not Affected by Headings, etc.                                                                           9

1.3

Number, etc.                                                                                                                                     9

1.4

Date for Any Action                                                                                                                       9

1.5

Entire Agreement                                                                                                                           10

1.6

Currency                                                                                                                                          10

1.7

Accounting Matters                                                                                                                      10

1.8

Interpretation Not Affected by Party Drafting                                                                          10

1.9

Trust Power and Capacity                                                                                                            10

1.10

Schedules                                                                                                                                        10

ARTICLE 2 THE ARRANGEMENT                                                                                                                            10

2.1

Plan of Arrangement                                                                                                                      10

2.2

Interim Order                                                                                                                                   11

2.3

Information Circular and Meeting                                                                                               11

2.4

Officers, Employees and Retention                                                                                             11

2.5

Effective Date                                                                                                                                 12

2.6

Directors’ and Officers’ Indemnities and Insurance                                                                13

ARTICLE 3 COVENANTS                                                                                                                                           13

3.1

Covenants of  Acquiring Parties                                                                                                13

3.2

Covenants of PrimeWest and OpCo                                                                                          15

3.3

Mutual Covenants Regarding the Arrangement                                                                     20

3.4

Non-Solicitation                                                                                                                            21

3.5

Provision of Information; Access                                                                                              24

3.6

Structuring Matters                                                                                                                      24

ARTICLE 4 REPRESENTATIONS AND WARRANTIES                                                                                      24

4.1

Representations and Warranties of Acquiring Parties                                                           24

4.2

Representations and Warranties of PrimeWest and OpCo                                                   26

4.3

Privacy Issues                                                                                                                               38

ARTICLE 5 CONDITIONS PRECEDENT                                                                                                                  39

5.1

Mutual Conditions Precedent                                                                                                    39

5.2

Additional Conditions to Obligations of Purchaser                                                               40

5.3

Additional Conditions to Obligations of PrimeWest and OpCo                                          41

5.4

Notice and Effect of Failure to Comply with Conditions                                                       42

5.5

Satisfaction of Conditions                                                                                                         42

ARTICLE 6 AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS                                         42

6.1

Purchaser Damages                                                                                                                    42

6.2

Liquidated Damages                                                                                                                   43

ARTICLE 7 AMENDMENT                                                                                                                                      44

7.1

Amendment                                                                                                                                 44

ARTICLE 8 TERMINATION                                                                                                                                    44

8.1

Termination                                                                                                                                 44

ARTICLE 9 NOTICES                                                                                                                                               45

9.1

Notices                                                                                                                                        45

ARTICLE 10 GENERAL                                                                                                                                            46

10.1

Binding Effect                                                                                                                            46

10.2

Assignment                                                                                                                                46

10.3

Disclosure                                                                                                                                  46

10.4

Costs                                                                                                                                           46

10.5

Severability                                                                                                                                46

10.6

Further Assurances                                                                                                                  47

10.7

Time of Essence                                                                                                                        47

10.8

Governing Law                                                                                                                          47

10.9

Waiver                                                                                                                                        47

10.10

Third Party Beneficiaries                                                                                                         47

10.11

Obligations                                                                                                                                47

10.12

Counterparts                                                                                                                             47

( i )

SCHEDULE “A” –  Plan of Arrangement

(ii)

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 24th day of September, 2007.

AMONG:

1350849 ALBERTA LTD., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as the “Purchaser”)

AND

TAQA NORTH LTD., a corporation subsisting under the Laws of the Province of Alberta (hereinafter, the “Purchaser Guarantor”)

AND

PRIMEWEST ENERGY TRUST, a trust created under the Laws of the Province of Alberta (hereinafter referred to as “PrimeWest”)

AND

PRIMEWEST ENERGY INC., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as “OpCo”)

WHEREAS Purchaser, Purchaser Guarantor, PrimeWest and OpCo wish to propose an arrangement involving Purchaser, OpCo and the securityholders of PrimeWest and OpCo;

AND WHEREAS the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the ABCA;

AND WHEREAS the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a)

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)

“Acquired Trust” means Shiningbank Energy Income Fund, an unincorporated open ended investment trust created under the laws of the Province of Alberta;

(c)

“Acquired Trust Financial Statements” means Acquired Trust’s audited consolidated financial statements for the years ended December 31, 2006 and 2005, together with the notes thereto and the report of the auditors thereon and the unaudited consolidated financial statements of Acquired Trust for the three months ended March 31, 2007;

(C-1 )

(d)

“Acquired Trust LP” means Shiningbank Limited Partnership, a limited partnership formed pursuant to the laws of Alberta, the general partner of which is OpCo;

(e)

“Acquired Trust Operating Trust” means Shiningbank Operating Trust, an unincorporated trust organized under the laws of the Province of Alberta;

(f)

“Acquired Trust Public Record” means all information filed by Acquired Trust after December 31, 2006 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;

(g)

“Acquired Trust Holdings” means SLP Holdings Inc., a corporation incorporated under the ABCA;

(h)

“Acquiring Parties” means Purchaser and Purchaser Guarantor and “Acquiring Party” means either of them, unless the context otherwise requires;

(i)

“Acquiring Parties’ Information” means the information required to be included in the Information Circular under Applicable Canadian Securities Laws concerning the Acquiring Parties and their businesses, operations and affairs;

(j)

“Acquisition Proposal” means any inquiry or the making of any proposal to PrimeWest, the PrimeWest Subsidiaries or the PrimeWest Securityholders from any Person which constitutes or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from PrimeWest, the PrimeWest Subsidiaries or the PrimeWest Securityholders of more than 20% (except that the reference to “20%” shall be replaced by “50%” for purposes of the definition of a Superior Proposal) of any securities of PrimeWest or OpCo; (ii) any acquisition of a substantial amount of assets of PrimeWest or the PrimeWest Subsidiaries (except that the reference to “a substantial amount of assets of PrimeWest or the PrimeWest Subsidiaries” shall be replaced by “no less than 50% of the assets of PrimeWest and the PrimeWest Subsidiaries on a consolidated basis” for purposes of the definition of a Superior Proposal); (iii) an amalgamation, arrangement, merger, or consolidation involving PrimeWest or the PrimeWest Subsidiaries; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving PrimeWest or the PrimeWest Subsidiaries; or (v) any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would reasonably be expected to materially reduce the benefits to Purchaser under this Agreement or the Arrangement;

(k)

“Agreement” means and refers to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(l)

“Applicable Canadian Securities Laws” means, collectively, and as the context may require, the securities legislation of each of the provinces of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

(m)

“Applicable Law”, in the context that refers to one or more Persons, means that the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(n)

“Arrangement” means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement, as supplemented, modified or amended, and not to any particular article, section or other portion thereof;

(o)

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

( C-2 )

(p)

“Benefit Plans” means, collectively, all employee benefit, health, welfare, supplemental unemployment benefit, bonus, incentive, pension, profit sharing, current or deferred compensatory security compensation, security option, security purchase, security appreciation, phantom security option, savings, retirement, hospitalization insurance, health or other medical, dental, life, legal, disability or other insurance (whether self insured or insured) and similar plans or arrangements or practices, whether written or oral, which are sponsored, maintained or contributed to by PrimeWest or the PrimeWest Subsidiaries;

(q)

“Business Day” means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta or New York, New York are not generally open for business;

(r)

“Certificate” means the certificate or other confirmation of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

(s)

“Code” means the United States Internal Revenue Code of 1986, as amended;

(t)

“Commissioner” means the Commissioner of Competition appointed pursuant to the Competition Act;

(u)

“Commitment Letter” has the meaning set forth in Section 4.1(h);

(v)

“Competition Act” means the Competition Act, R.S. 1985, c. C-34, including the regulations thereunder, as amended;

(w)

“Competition Act Approval” means, in respect of the Arrangement, that:

(i)

an advance ruling certificate (an “ARC”) pursuant to Section 102 of the Competition Act shall have been issued by the Commissioner; or

(ii)

a waiver under Section 113(c) of the Competition Act of the obligation to notify the Commissioner and supply information and a “no action letter” shall have been received from the Commissioner indicating that she is of the view that grounds do not exist at that time to initiate proceedings before the Competition Tribunal under Section 92 of the Competition Act in respect of the Arrangement; or

(iii)

the relevant waiting period under Section 123 of the Competition Act shall have expired and there shall be no threatened or actual application by the Commissioner for an order under Sections 92, 100 or 103.3 of the Competition Act;

(x)

“Confidential Information” has the meaning ascribed thereto in the Confidentiality Agreement;

(y)

“Confidentiality Agreement” means the confidentiality agreement between Parent and PrimeWest dated August 8, 2007;

(z)

“Court” means the Court of Queen’s Bench of Alberta;

(aa)

“Disclosure Letter” means the letter delivered by PrimeWest to Purchaser on the date hereof relating to certain of the representations and warranties of PrimeWest and OpCo herein;

(bb)

“Effective Date” means the date the Arrangement becomes effective under the ABCA;

(cc)

“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date;

(dd)

“Employees” means employees of OpCo;

(ee)

“Employer” has the meaning set forth in Section 2.4(b);

( C-3 )

(ff)

“Environmental Documentation” means all environmental site assessments, environmental audits, environmental reports and other similar or analogous reports or documentation relating to the application of Environmental Laws to PrimeWest and the PrimeWest Subsidiaries.

(gg)

“Environmental Laws” means, with respect to any Person or its business, activities, property, assets or undertaking, all Laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the disposal, use and storage of Hazardous Substances;

(hh)

“Exchange Act” means the United States Securities Exchange Act 1934, as amended.

(ii)

“Executives” means the officers of OpCo listed in the Disclosure Letter;

(jj)

“Final Order” means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA in respect of PrimeWest and OpCo, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(kk)

“GAAP” means Canadian generally accepted accounting principles;

(ll)

“GLJ” means GLJ Petroleum Consultants Ltd.;

(mm)

“GLJ Report” means the reserve report dated January 24, 2007 prepared by GLJ evaluating the light and medium oil, heavy oil and associated and non-associated gas reserves attributable to properties owned by OpCo and its Subsidiaries as at December 31, 2006;

(nn)

“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, self-regulatory authority, statutory body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board, authority or committee of any of the foregoing, or (c) any quasi-governmental, or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing (including the TSX and the NYSE, if applicable);

(oo)

“Hazardous Substances” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

(pp)

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act 1976, as amended, and the rules and regulations thereunder;

(qq)

“Information Circular” means the management proxy circular of PrimeWest to be sent by PrimeWest to the PrimeWest Securityholders in connection with the Meeting;

(rr)

“Intellectual Property” means all registered patents, copyrights, trademarks, trade-names, service marks, logos, commercial symbols and industrial designs, (including applications for all of the foregoing, and renewals, divisions, extensions and reissues, where applicable, relating thereto) owned by or licensed to PrimeWest or any of the PrimeWest Subsidiaries.

(ss)

“Interim Order” means an interim order of the Court under Subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(tt)

“Investment Canada Act” means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.), including the regulations thereunder, as amended;

( C-4 )

(uu)

“Investment Canada Approval” means the responsible Minister designated pursuant to the Investment Canada Act has sent a notice to Purchaser that he is satisfied that the Arrangement is likely to be of net benefit to Canada or is deemed to be so satisfied pursuant to Section 21(2) of the Investment Canada Act;

(vv)

“ITA” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.), including the regulations thereunder, as amended;

(ww)

“Laws” means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws and U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity;

(xx)

“Mailing Date” means October 23, 2007 or such other date agreed to by PrimeWest and Purchaser;

(yy)

“Material Adverse Change” or “Material Adverse Effect” means any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization or financial condition of PrimeWest and the PrimeWest Subsidiaries, taken as a whole, other than any effect or change relating to or resulting from: (i) any change in GAAP or changes in regulatory accounting requirements applicable to the oil and gas exploration, exploitation, development and production industry; (ii) any adoption, proposal, implementation or change in Applicable Laws or interpretations thereof by any Governmental Entity; (iii) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, political or market conditions or in national or global financial or capital markets, or any suspension of trading in securities generally on any securities exchange on which the securities of PrimeWest or OpCo trade; (iv) changes in commodity prices or currency exchange rates; (v) any change generally affecting the oil and gas exploration, exploitation, development and production industry; (vi) the announcement of this Agreement, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of PrimeWest or any PrimeWest Subsidiary with its customers, employees, financing sources, distributors or suppliers, or the performance of the transactions contemplated hereby insofar as it causes any adverse change in the relations of PrimeWest or the PrimeWest Subsidiaries with their employees; (vii) any change in the market price or trading volume of the securities of PrimeWest or OpCo or the failure of PrimeWest to meet any internal or public projections, forecasts or estimates of production or revenues or earnings; provided that the exceptions in this subclause (vii) shall not prevent or otherwise affect a determination that any matter, action, change or effect underlying such change or failure and not otherwise described in clauses (i) to (vi) or (viii) of this definition has resulted in, or contributed to, a Material Adverse Effect; (viii) any actions taken or omitted to be taken at the request or with the consent or approval of Purchaser; except, in the case of clauses (i), (ii) and (v), to the extent the matters referred to therein have a materially disproportionate impact on the business, operations, assets, capitalization, financial condition or prospects of PrimeWest and the PrimeWest Subsidiaries, taken as a whole;

(zz)

“Meeting” means the meeting of the PrimeWest Securityholders to be held to consider the Special Resolution and related matters, and any adjournments thereof;

(aaa)

“Misrepresentation” has the meaning ascribed thereto in Applicable Canadian Securities Laws and also includes, to the extent different, any untrue statement of material fact or omission to state a material fact necessary in order to make the statements made not misleading, as construed and/or applied under the U.S. Securities Laws;

(bbb)

“NYSE” means NYSE Euronext;

(ccc)

“OpCo” means PrimeWest Energy Inc., a corporation amalgamated under the ABCA;

(ddd)

“Other Party” means with respect to Purchaser or Purchaser Guarantor, PrimeWest and/or the applicable PrimeWest Subsidiaries and, with respect to PrimeWest or a PrimeWest Subsidiary, Purchaser or Purchaser Guarantor;

( C-5 )

(eee)

“Outside Date” means January 31, 2008; provided that in the event that prior thereto there has been a submission as described in Section 3.3(e) , the Outside Date shall, at the request of Purchaser, be extended until the termination of the review period thereunder, but in no event later than April 30, 2008;

(fff)

“Paddock” means Paddock Lindstrom & Associates Ltd., independent petroleum consultants of Calgary, Alberta;

(ggg)

“Paddock Report” means the report dated February 7, 2007 prepared by Paddock that reports on certain reserves attributable to Acquired Trust Energy Ltd. and Acquired Trust LP as at December 31, 2006;

(hhh)

“Parent” means Abu Dhabi National Energy Company PJSC;

(iii)

“Parties” means, collectively, the parties to this Agreement, and “Party” means any one of them, or where implied by the context, means Purchaser, Purchaser Guarantor, PrimeWest or OpCo, as the case may be;

(jjj)

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

(kkk)

“Plan of Arrangement” means the plan of arrangement substantially in the form set out in Schedule A to this Agreement as amended or supplemented from time to time in accordance with the provisions hereof;

(lll)

“PrimeWest” means PrimeWest Energy Trust, an open ended investment trust created under the laws of the Province of Alberta;

(mmm)

“PrimeWest America” means PrimeWest America Inc., a corporation incorporated under the ABCA;

(nnn)

“PrimeWest Balance Sheets” has the meaning ascribed thereto in Section 4.2(s);

(ooo)

“PrimeWest Board of Directors” means the board of directors of OpCo as it may be comprised from time to time;

(ppp)

“PrimeWest Convertible Debenture Indenture” means the trust indenture dated September 2, 2004 among PrimeWest, OpCo and Computershare Trust Company of Canada, as supplemented by the PrimeWest Supplemental Indenture, collectively governing the PrimeWest Convertible Debentures;

(qqq)

“PrimeWest Convertible Debentures” means: (i) the 7.50% convertible unsecured subordinated Series I debentures of PrimeWest issued on September 2, 2004, (ii) the 7.75% convertible unsecured subordinated Series II debentures of PrimeWest issued on September 2, 2004 and (iii) the 6.50% convertible unsecured subordinated Series III debentures of PrimeWest issued on January 11, 2007, all pursuant to the PrimeWest Convertible Debenture Indenture;

(rrr)

“PrimeWest Credit Facilities Agreement” means the Credit Agreement dated as of July 11, 2007 among PrimeWest, OpCo and PrimeWest Partnership, as borrowers, Canadian Imperial Bank of Commerce, as administrative agent and a syndicate of financial institutions, as lenders, as amended from time to time;

(sss)

“PrimeWest’s Debt” means total consolidated indebtedness of PrimeWest, including long-term debt, bank debt and working capital deficiency, but excluding: (i) principal and interest owing or accrued with respect to the PrimeWest Convertible Debentures, (ii) amounts paid, accrued or owing on account of OpCo’s short-term and long-term incentive plans, the retention compensation plans of PrimeWest and Acquired Trust, and severance payments or change of control payments referred to in Section 2.4 and (iii) amounts paid, accrued or owing in respect of the fees payable to the financial advisor of PrimeWest as set out in Section 4.2(ss) ;

( C-6 )

(ttt)

“PrimeWest DRIP” means the premium distribution, distribution reinvestment and optional trust unit purchase plan of PrimeWest;

(uuu)

“PrimeWest Employment Agreements” means the employment agreements listed in the Disclosure Letter between OpCo and certain of the Executives;

(vvv)

“PrimeWest Exchangeable Shareholders” means the holders of PrimeWest Exchangeable Shares;

(www)

“PrimeWest Exchangeable Shares” means the exchangeable shares in the capital of OpCo;

(xxx)

“PrimeWest Financial Statements” means PrimeWest’s audited consolidated financial statements for the years ended December 31, 2006 and 2005, together with the notes thereto and the report of the auditors thereon and the unaudited consolidated financial statements of PrimeWest for the six months ended June 30, 2007;

(yyy)

“PrimeWest LLC” means PrimeWest Oil LLC, a corporation incorporated under the laws of the State of Colorado;

(zzz)

“PrimeWest LTIP” means the PrimeWest long term incentive plan;

(aaaa)

“PrimeWest Management Agreement” means the amended and restated management agreement dated November 6, 2002 between OpCo and the PrimeWest Trustee;

(bbbb)

“PrimeWest Material Agreements” means, collectively, (i) the PrimeWest Trust Indenture, (ii) the PrimeWest Management Agreement, (iii) the PrimeWest Convertible Debenture Indenture, (iv) the PrimeWest Credit Facilities Agreement, (iv) the PrimeWest Royalty Agreements, (v) the PrimeWest UK Secured Note Purchase Agreement and (vi) the PrimeWest US Secured Note Purchase Agreement;

(cccc)

“PrimeWest Offered Employees” has the meaning set forth in Section 2.4(b);

(dddd)

“PrimeWest Partnership” means PrimeWest Energy North America Partnership, a general partnership established under the laws of the State of Colorado;

(eeee)

“PrimeWest Petroleum” means PrimeWest Petroleum Inc., a corporation incorporated under the laws of the State of Colorado;

(ffff)

“PrimeWest Public Record” means all information filed by PrimeWest after December 31, 2006 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;

(gggg)

“PrimeWest Rights” means the unit appreciation rights to acquire PrimeWest Units granted under the PrimeWest LTIP;

(hhhh)

“PrimeWest Royalty Agreements” means the amended and restated royalty agreement dated July 11, 2007, between OpCo and the PrimeWest Trustee and the amended and restated royalty agreement dated May 16, 2006 among Acquired Trust LP, the general partner of Acquired Trust LP and Acquired Trust;

(iiii)

“PrimeWest Securities” means the PrimeWest Units, PrimeWest Rights and the PrimeWest Exchangeable Shares;

(jjjj)

“PrimeWest Securityholders” means, collectively, the PrimeWest Unitholders, holders of PrimeWest Rights and the PrimeWest Exchangeable Shareholders;

(kkkk)

“PrimeWest Severance Guidelines” has the meaning set forth in Section 2.4(b) ;

( C-7 )

(llll)

“PrimeWest Subsidiaries” means OpCo, PrimeWest America, PrimeWest Petroleum, PrimeWest Partnership, PrimeWest ULC, PrimeWest LLC, 1320659 Alberta Ltd., Acquired Trust Energy Income Fund, PrimeWest Energy (USA), Inc., Acquired Trust Holdings, Acquired Trust Operating Trust and Acquired Trust LP;

(mmmm)

“PrimeWest Supplemental Indenture” means the supplemental indenture dated January 11, 2007 among PrimeWest, OpCo and Computershare Trust Company of Canada providing for the issue of 6.50% convertible unsecured subordinated Series III debentures of PrimeWest;

(nnnn)

“PrimeWest Trust Indenture” means the declaration of trust dated August 2, 1996 among Computershare Trust Company of Canada, as trustee, OpCo and the Initial Unitholder (as therein defined), as amended and restated as of July 11, 2007, and as further amended from time to time;

(oooo)

“PrimeWest Trustee” means Computershare Trust Company of Canada, in its capacity as the trustee under the PrimeWest Trust Indenture;

(pppp)

“PrimeWest UK Secured Note Purchase Agreement” means the note purchase agreement dated June 14, 2006 between PrimeWest, OpCo and the purchasers of the PrimeWest UK Secured Notes;

(qqqq)

“PrimeWest UK Secured Notes” means the 5.76% senior secured notes due June 14, 2016 in the principal amount of £63 million issued pursuant to the PrimeWest UK Secured Note Purchase Agreement;

(rrrr)

“PrimeWest ULC” means PrimeWest Energy Development ULC, an unlimited liability corporation incorporated under the ABCA;

(ssss)

“PrimeWest Unitholders” means the holders from time to time of one or more PrimeWest Units;

(tttt)

“PrimeWest Units” means the trust units of PrimeWest;

(uuuu)

“PrimeWest US Secured Note Purchase Agreement” means the note purchase agreement dated May 7, 2003 between PrimeWest, OpCo and the purchasers of the PrimeWest US Secured Notes;

(vvvv)

“PrimeWest US Secured Notes” means the 4.19% senior secured notes due May 7, 2010 in the principal amount of US$125 million issued pursuant to the PrimeWest US Secured Note Purchase Agreement;

(wwww)

“Purchaser” means 1350849 Alberta Ltd., a corporation incorporated under the ABCA;

(xxxx)

“Purchaser Damages Event” has the meaning set forth in Section 6.1;

(yyyy)

“Purchaser Guarantor” means TAQA North Ltd., a corporation incorporated under the ABCA;

(zzzz)

“Registrar” means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;

(aaaaa)

“Retention Plan” has the meaning set forth in Section 2.4(c);

(bbbbb)

“SEC” means the United States Securities and Exchange Commission;

(ccccc)

“Special Resolution” means the special resolution of the PrimeWest Unitholders, holders of PrimeWest Rights and PrimeWest Exchangeable Shareholders, voting as a single class, in respect to the Arrangement and any matters ancillary thereto to be voted upon at the Meeting;

(ddddd)

“Special UAR Program” has the meaning set forth in Section 2.4(g);

(eeeee)

“STIP” has the meaning set forth in Section 2.4(a);

( C-8 )

(fffff)

“STIP Payment” has the meaning set forth in Section 2.4(d);

(ggggg)

“Subsidiary” means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any general partnership, limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

(hhhhh)

“Superior Proposal” has the meaning set forth in Section 3.4(b)(vi)(A);

(iiiii)

“Tax” or “Taxes” means all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, large corporation, capital gain, alternative minimum, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, environmental (including taxes under Section 59A of the Code), property, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all employment insurance, health insurance and Canada and other Governmental Entity pension plan and workers compensation premiums or contributions including any interest, fines or penalties for failure to withhold, collect or remit any tax and any liability for such taxes imposed by law with respect to any other Person or arising pursuant to any tax sharing, indemnification or other agreements or any liability for taxes of any predecessor or transferor entity and whether disputed or not;

(jjjjj)

“Tax Returns” includes all returns, reports, declarations, elections, notices, filings, forms, information returns, remittances and similar statements filed or required to be filed with a Governmental Entity or provided or required to be provided by Applicable Law in respect of Taxes;

(kkkkk)

 “TSX” means the Toronto Stock Exchange;

(lllll)

“U.S. Entities” means PrimeWest LLC, PrimeWest Partnership and PrimeWest Petroleum;

(mmmmm)

“U.S. Securities Act” means the United States Securities Act 1933, as amended;

(nnnnn)

“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time, and the rules of the NYSE; and

(ooooo)

“U.S. Treasury Regulations” means any regulation promulgated by the United States Department of Treasury under the Code.

1.2

Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement.  The terms “this Agreement”, “hereof”, “herein”, “hereto” and “hereunder” and similar expressions refer to this Agreement (including Schedule A hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3

Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4

Date for Any Action

( C-9 )

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5

Entire Agreement

This Agreement and the Confidentiality Agreement, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.6

Currency

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada.

1.7

Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature as are required to be made shall be made in a manner consistent with GAAP.

1.8

Interpretation Not Affected by Party Drafting

The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.9

Trust Power and Capacity

In this Agreement references to the power and capacity of PrimeWest are deemed to be references to that of the PrimeWest Trustee, or its duly authorized delegates or agents, pursuant to the power and capacity of trustees generally under the Laws of the Province of Alberta and pursuant to the powers of the trustees specified in the PrimeWest Trust Indenture.

1.10

Schedules

The following schedules are attached hereto and incorporated into, and form an integral part of, this Agreement:

A – Plan of Arrangement

ARTICLE 2
THE ARRANGEMENT

2.1

Plan of Arrangement

PrimeWest and OpCo will forthwith file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the Meeting for the purpose of considering and, if deemed advisable, approving the Special Resolution and the other matters to be considered at the Meeting.  Provided that all the necessary approvals for the Special Resolution are obtained from the PrimeWest Securityholders at the Meeting, PrimeWest and OpCo shall submit the Arrangement to the Court and apply for the Final Order.  Upon issuance of the Final Order, and subject to the conditions precedent in Article 5, PrimeWest and OpCo shall forthwith proceed to file with the Registrar the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement pursuant to Subsection

( C-10 )

'

193(9) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

2.2

Interim Order

The Interim Order shall provide that, for the purpose of the Meeting:

(i)

the securities of PrimeWest and OpCo for which holders shall be entitled to vote on the  Special Resolution shall be the PrimeWest Units, the PrimeWest Rights and the PrimeWest Exchangeable Shares;

(ii)

the PrimeWest Unitholders, the holders of PrimeWest Rights and the PrimeWest Exchangeable Shareholders shall be entitled to vote on the Special Resolution and any other matters to be considered at the Meeting together as a single class, and not as separate classes, with each PrimeWest Unitholder being entitled to one vote for each PrimeWest Unit held by such holder, each holder of a PrimeWest Right being entitled to one vote for each PrimeWest Right held by such holder and each PrimeWest Exchangeable Shareholder being entitled to that number of votes equal to the exchange ratio of the PrimeWest Exchangeable Shares (expressed as the number of PrimeWest Units that are issuable on the record date for the Meeting on the exchange of one PrimeWest Exchangeable Share), for each PrimeWest Exchangeable Share held by such holder;

(iii)

the requisite majority for the approval of the Special Resolution shall be: (i) two thirds of the votes cast by the PrimeWest Unitholders, the holders of PrimeWest Rights and the PrimeWest Exchangeable Shareholders present in person or by proxy at the Meeting; and (ii) if applicable, a majority of the votes cast by the PrimeWest Unitholders, after excluding the votes cast by those persons whose votes must be excluded pursuant to Ontario Securities Commission Rule 61 501 or the equivalent rules in the Province of Québec.

2.3

Information Circular and Meeting

As promptly as practicable following the execution of this Agreement and in compliance with the Interim Order and applicable corporate, trust and securities Laws, PrimeWest and OpCo shall:  (i) prepare the Information Circular and cause such circular to be mailed to the PrimeWest Securityholders submitting the Special Resolution for approval and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed and (ii) use reasonable best efforts to convene the Meeting on or prior to November 26, 2007, provided that PrimeWest and OpCo shall convene the Meeting no later than December 10, 2007.

2.4

Officers, Employees and Retention

(a)

The Acquiring Parties acknowledge that immediately prior to the Effective Time OpCo will: (i) terminate the employment of each of the Executives; (ii) pay a “Termination Allowance” calculated in accordance with the terms of the applicable Leap 3 Employment Agreement) to each Executive; and (iii) pay a bonus under OpCo’s short-term incentive program for 2007 (the “STIP”) to each Executive.  The aggregate amount of the Termination Allowance and the aggregate amount of the payments to the Executives under the STIP is set forth in the Disclosure Letter.

(b)

On or before the Effective Date, the Acquiring Parties shall identify those employees or consultants of OpCo other than the Executives (collectively, “PrimeWest Offered Employees”) who will be offered employment or continued employment or continued consulting arrangements with OpCo, its successors or one of the Acquired Parties or their Subsidiaries (each such entity being an “Employer”), with such employment, if provided, to be effective immediately following the Effective Time. The PrimeWest Offered Employees shall be offered employment or continued employment or continued consulting arrangements on terms and conditions at least equivalent, in the aggregate, to the terms and conditions on which they are currently employed or retained by OpCo.

( C-11 )

If any PrimeWest Offered Employee does not accept employment or continued employment from an Employer on the basis set forth in the preceding paragraph, such employee shall not   be entitled on completion of the Arrangement to the receipt of a severance payment. OpCo shall be responsible for all severance obligations in respect of those employees not offered employment or continued employment with an Employer on the basis set forth in the first paragraph of this Section , which severance obligations will at a minimum be calculated in accordance with OpCo’s severance guidelines, as set forth in the Disclosure Letter (the “PrimeWest Severance Guidelines”) or PrimeWest Employment Agreement (where applicable).

If the employment of any PrimeWest Offered Employee is terminated by an Employer on or before December 31, 2008, the Acquiring Parties agree that the minimum severance obligation to any such employee will be calculated in accordance with the PrimeWest Severance Guidelines or PrimeWest Employment Agreement (where applicable).

(c)

The Acquiring Parties acknowledge that OpCo, or one of its successors or Subsidiaries, as applicable, will implement an employee retention plan on the terms set forth in the Disclosure Letter (the “Retention Plan”). The Acquiring Parties covenant and agree to cause OpCo or one of its successors or Subsidiaries, as applicable, to observe and comply with the terms of such employee retention plan.

(d)

The Acquiring Parties acknowledge that, on or before the Effective Date, OpCo will advise its employees of their entitlement to receive a payment under the STIP (the “STIP Payment”).  The Acquiring Parties covenant and agree to cause OpCo or one of its successors or Subsidiaries, as applicable, to make all the STIP Payments no later than February 29, 2008.  In the event that the employment of an employee of OpCo is terminated after the Effective Date and prior to February 29, 2008, the Acquiring Parties agreed that such employee shall be entitled to receive the STIP Payment on the date of such employee’s termination and in addition to such employee’s severance payment under Section 2.4(b) .  The aggregate amount of the STIP Payments is set forth in the Disclosure Letter.

(e)

The Acquiring Parties acknowledge that OpCo is required to make certain payments on or before November 30, 2007 to former employees of Acquired Trust pursuant to a retention bonus plan.  The aggregate amount of the payments under this plan is set forth in the Disclosure Letter.

(f)

The Acquiring Parties acknowledge that the Arrangement will result in a “change of control” for purposes of the PrimeWest long term incentive plan (“LTIP”) and that the vesting of all PrimeWest Rights will be accelerated.  PrimeWest agrees to issue and deliver PrimeWest Units upon the due exercise of outstanding PrimeWest Rights such that any PrimeWest Units so issued will then participate in the Arrangement on the same basis as the existing PrimeWest Units.  The estimated number of PrimeWest Units to be issued upon the exercise of outstanding PrimeWest Rights is set forth in the Disclosure Letter.

The Acquiring Parties acknowledge that OpCo will make an offer to acquire each PrimeWest Right for which no PrimeWest Units would be issued on the exercise thereof at any time on or prior to the Effective Date (assuming the Total Unitholder Return (as that term is defined in the LTIP) is calculated on the basis of the consideration offered for each PrimeWest Unit under the Arrangement), on the basis of $0.10 for each such PrimeWest Right. The aggregate amount of the payments for such PrimeWest Rights is set forth in the Disclosure Letter.

(g)

The Acquiring Parties acknowledge that the Arrangement will result in a “change of control” for purposes of the OpCo Special Unit Appreciation Right Program (the “Special UAR Program”).  The aggregate amount of the payments under the Special UAR Program are set forth in the Disclosure Letter..

2.5

Effective Date

The Arrangement shall become effective at the Effective Time. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur as soon as reasonably practicable after all necessary approvals (including the PrimeWest Securityholder approvals at the Meeting) in respect of the Arrangement are received on the basis described in Article 5; provided, however, that in any event the Effective Date shall occur no later than the Outside Date.

( C-12 )

2.6

Directors’ and Officers’ Indemnities and Insurance

PrimeWest and OpCo shall observe, and the Acquiring Parties shall cause PrimeWest and OpCo to observe, the terms of each of the indemnity agreements that OpCo has entered into with the current and former officers and directors of OpCo prior to the date hereof and listed in the Disclosure Letter, provided such terms are in compliance with the ABCA.  The Parties agree that, prior to the Effective Date, OpCo shall obtain policies of directors’ and officers’ liability insurance providing coverage on a “trailing” or “run-off” basis for all present and former directors and officers of OpCo with respect to claims arising from facts or events which occurred before the Effective Date for a period of six years after the Effective Date, such insurance to be on terms substantially similar to OpCo’s current directors’ and officers’ liability insurance (details of which have been provided to Purchaser). The Parties further agree to maintain such insurance policies in place following the Effective Date in accordance with their terms.

ARTICLE 3
COVENANTS

3.1

Covenants of  Acquiring Parties

Until the Effective Date or termination of this Agreement, except with the prior written consent of PrimeWest and OpCo (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a)

the Acquiring Parties shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by them in this Agreement untrue in any material respect at any time prior to the Effective Time or termination of this Agreement, whichever first occurs;

(b)

Purchaser shall ensure that it has available funds from cash on hand and available from affiliates and existing lines of credit to permit the payment of the amounts required to be paid to the PrimeWest Securityholders pursuant to the Arrangement and to pay related fees and expenses, having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amounts when required;

(c)

the Acquiring Parties shall use their reasonable commercial efforts to obtain any third party consents required for the transactions contemplated hereby and provide the same to PrimeWest and OpCo on or prior to the Effective Date;

(d)

the Acquiring Parties shall use their reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.3 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of the Acquiring Parties and to take, or cause to be taken, all other actions and to do, or cause to be done, all things necessary, proper or advisable under all Applicable Laws to complete the Arrangement and the transactions contemplated by the Arrangement, including using their reasonable commercial efforts to:

(i)

effect all necessary registrations, filings and submissions of information requested by Governmental Entities or required to be effected by it in connection with the Arrangement and the transactions contemplated by this Agreement or under Applicable Law;

(ii)

oppose, lift or rescind any injunction or restraining order or other order, proceeding or action challenging or affecting this Agreement or the transactions contemplated hereby by seeking to restrain, enjoin or prohibit the consummation of the transactions contemplated hereby;

(iii)

fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by the Acquiring Parties; and

(iv)

cooperate with the PrimeWest and OpCo in connection with the performance by them of their obligations hereunder;

( C-13 )

(e)

the Acquiring Parties will assist PrimeWest and OpCo in the preparation of the Information Circular and provide to PrimeWest and OpCo, in a timely and expeditious manner, the Acquiring Parties’ Information for inclusion in the Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all Applicable Law on the date of issue thereof and to enable PrimeWest to meet the standard referred to in Section  3.2(o) with respect to the Acquiring Parties, the Arrangement and the transactions to be considered at the Meeting;

(f)

the Acquiring Parties will make all necessary filings and applications under Applicable Laws required to be made on the part of the Acquiring Parties in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations, except in each case to the extent the failure to do so would not reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement;

(g)

the Acquiring Parties shall promptly notify PrimeWest and OpCo in writing of any change in any representation or warranty provided by the Acquiring Parties in this Agreement, which change is or may be of such a nature to render such representation or warranty misleading or untrue in any material respect and the Acquiring Parties shall in good faith discuss with PrimeWest and OpCo any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Purchaser threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to PrimeWest and OpCo pursuant to this provision and any breach by the Acquiring Parties of any covenant, obligation or agreement contained in this Agreement;

(h)

the Acquiring Parties shall indemnify and save harmless each of PrimeWest and the PrimeWest Subsidiaries and their controlling persons, directors, officers, accountants, attorneys and agents, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which any of PrimeWest and the PrimeWest Subsidiaries and the controlling persons, directors, officers, accountants, attorneys or agents thereof, may be subject or which any of PrimeWest and the PrimeWest Subsidiaries and the directors, officers or agents thereof, may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)

any Misrepresentation or alleged Misrepresentation in Acquiring Parties’ Information included in the Information Circular;

(ii)

any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in Acquiring Parties’ Information included in the Information Circular, which prevents or restricts the trading in the PrimeWest Units, PrimeWest Convertible Debentures or PrimeWest Exchangeable Shares; and

(iii)

Acquiring Parties not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Acquiring Parties shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any Misrepresentation or alleged Misrepresentation in the Information Circular, other than in the Acquiring Parties’ Information, or arise out of or are based on the gross negligence, wilful misconduct or fraud of PrimeWest or any of the PrimeWest Subsidiaries; and

(i)

in a timely and expeditious manner, the Acquiring Parties shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement, including without limitation taking all such actions and doing all such acts and things as are specified in the Interim Order, the Plan of Arrangement and the Final Order to be taken or done by the Acquiring Parties;

(j)

the Acquiring Parties shall not take any action, refrain from taking any action (subject to its commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with this Agreement or

( C-14 )

which would reasonably be expected to materially impede the completion of the transactions contemplated hereby, however, in the event that either of the Acquiring Parties is required to take any such action or refrain from taking such action (subject to its commercially reasonable efforts), it shall promptly notify PrimeWest in writing of such circumstances;

(k)

except for proxies and other non-substantive communications with securityholders, the Acquiring Parties will furnish promptly to PrimeWest or its counsel, subject to reasonable legal, contractual, privilege and confidentiality limitations, a copy of each notice, report, schedule or other document delivered, filed or received by the Acquiring Parties in connection with: (i) the Arrangement; (ii) the Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(l)

the Acquiring Parties shall cause PrimeWest (or its successors) to observe and comply with the terms of the PrimeWest Convertible Debenture Indenture, the PrimeWest UK Secured Notes and the PrimeWest US Secured Notes, from and after the Effective Time; and

(m)

Purchaser shall not amend or alter the Commitment Letter in any manner that could reasonably be expected to delay or prevent the consummation of the Arrangement, provided that Purchaser may replace or amend the Commitment Letter so long as such action would not reasonably be expected to prevent or impede, hinder or delay the Effective Time beyond the Outside Date.

3.2

Covenants of PrimeWest and OpCo

Until the Effective Date or termination of this Agreement, except with the prior written consent of Purchaser (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a)

except as disclosed in the Disclosure Letter, PrimeWest’s affairs and the business of the PrimeWest Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices of PrimeWest and OpCo (for greater certainty, where a PrimeWest Subsidiary is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and each of PrimeWest and the PrimeWest Subsidiaries shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b)

PrimeWest shall not directly or indirectly do or permit to occur, nor permit any PrimeWest Subsidiary to directly or indirectly do or permit to occur, any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, trust units, shares or property) in respect of the outstanding PrimeWest Units other than regular monthly cash distributions on the PrimeWest Units of an amount equal to $0.25 per PrimeWest Unit (provided that the record date for distributions to be paid in December 2007 and thereafter shall be the third Business Day of the month of payment, it being understood that if the Effective Time occurs in November 2007 or later, the distribution to be paid in respect of such month shall not be paid; provided further, that if the Meeting is convened after November 30, 2007, and on or prior to November 30, 2007 all of the conditions set forth in Sections 5.1(f) through 5.1(j) and 5.2(h) through 5.2(i) have been satisfied or waived, no distributions on the PrimeWest Units shall be paid subsequent to November 30, 2007; and provided, further, that if the Meeting is held after November 30, 2007 but on or prior to December 10, 2007 and the Effective Time has not occurred by January 31, 2008, PrimeWest may resume its regular monthly cash distributions on the PrimeWest Units consistent with the past practices of PrimeWest as of the date of this Agreement), and PrimeWest shall make no further distributions on the PrimeWest Units of any kind, except as may be contemplated in the Plan of Arrangement; (iii) except as set forth in clause (ii), make any change to the days upon which it normally declares distribution record dates and distribution payment dates in respect of monthly cash distributions, (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any PrimeWest Units or other securities of PrimeWest or the PrimeWest Subsidiaries, or securities

( C-15 )

convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, PrimeWest Units or other securities of PrimeWest or the PrimeWest Subsidiaries (other than the PrimeWest Exchangeable Shares issuable pursuant to current contractual arrangements with certain Executives which are set forth in the Disclosure Letter, on exchange of PrimeWest Exchangeable Shares that are currently outstanding or which will be issued under current contractual arrangements with certain Executives which are set forth in the Disclosure Letter, on conversion of currently outstanding PrimeWest Convertible Debentures, on exercise of currently outstanding PrimeWest Rights or pursuant to the PrimeWest DRIP); (v) redeem, purchase or otherwise acquire any of the outstanding PrimeWest Units or other securities, other than redemptions required pursuant to the PrimeWest Trust Indenture or in connection with the exchange of PrimeWest Exchangeable Shares that are currently outstanding or which will be issued under current contractual arrangements with certain Executives which are set forth in the Disclosure Letter; (vi) split, combine or reclassify any of the PrimeWest Units; (vii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of PrimeWest or any PrimeWest Subsidiaries; or (viii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)

PrimeWest will not, and will not permit any of the PrimeWest Subsidiaries to, directly or indirectly, do any of the following: (i) other than as set out in the Disclosure Letter, sell, purchase, pledge, lease, dispose of or encumber any assets, except for production in the ordinary course of business, for $2.5 million individually or $12.5 million in the aggregate; (ii) make any capital expenditures other than capital expenditures in the amounts, at the times and within the scope specified in PrimeWest’s capital budget as set forth in the Disclosure Letter; (iii) reorganize, amalgamate, merge, consolidate, liquidate, dissolve or otherwise continue PrimeWest or any of the PrimeWest Subsidiaries with any other Person; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by purchase of shares or other securities, contributions of capital (other than to Subsidiaries) or property transfer, other than in the amounts, at the times and within the scope specified in PrimeWest’s capital budget as set forth in the Disclosure Letter; provided that PrimeWest shall also obtain Purchaser’s prior written consent of any acquisitions or investments in excess of $20,000,000 in the aggregate, including so in accordance with the Purchaser’s capital budget; provided further that in seeking Purchaser’s consent for such acquisition or investment at any time, Purchaser shall respond to the Corporation’s request within 3 Business Days or be deemed to have granted its consent, and also provided that if Purchaser withholds its consent for an acquisition or investment and the applicable acquisition or investment is so in accordance with PrimeWest’s capital budget and PrimeWest or OpCo deems that the subject acquisition or investment is necessary to maintain the integrity of PrimeWest’s assets, then PrimeWest may, acting reasonably, make such necessary acquisition or investment and the making of such acquisition or investment shall not be a breach of this Section 3.2(c) ; (v) assume, guarantee, endorse or otherwise as an accommodation become responsible for any obligations of any other individual or entity, except in each case in the ordinary course of business, consistent with past practices of PrimeWest and OpCo or make any loans or advances except for fees payable to legal, financial and other advisors in respect of the Arrangement or incur any indebtedness for borrowed money in excess of existing credit facilities or issue any debt securities; (vi) authorize, recommend or propose any release or relinquishment of any material contractual right; (vii) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, contract, production sharing agreement, government land concession or other material document; (viii) pay, discharge or satisfy any material claims, liabilities or obligations other than as set forth in the Disclosure Letter, as reflected or reserved against in the PrimeWest Financial Statements or otherwise in the ordinary course of business, consistent with past practices of PrimeWest and OpCo; (ix)  other than, in the event the Effective Date has not occurred by November 30, 2007, and then only in the ordinary course of business, consistent with past practices of PrimeWest and OpCo, and in consultation with and with the approval of Purchaser, such approval not to be unreasonably withheld, enter into any hedges, swaps or other financial instruments or like transactions; (x) enter into any agreements for the sale of production having a term of more than thirty (30) days; (xi) enter into any consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; (xii) agree or negotiate with Canadian Imperial Bank of Commerce to the setting of any fees in connection with PrimeWest’s current bank facilities, including any consents, waivers, extensions or syndication thereof; (xiii) encumber any assets except in the ordinary course of business; (xiv) except in the ordinary course of business, consistent with past practices of PrimeWest and

( C-16 )

OpCo, enter into any joint venture, partnership or other similar arrangement or form any other new material arrangement for the conduct of the business of PrimeWest and the PrimeWest Subsidiaries; (xv) adopt or change any material accounting method with respect to Taxes, amend any Tax Return, enter into any private letter ruling, closing agreement or similar ruling or agreement with any taxing authority or settle any audit or proceeding with respect to a material amount of Taxes owed by PrimeWest or any of the PrimeWest Subsidiaries; (xvi) except in respect of any original Tax Return for a taxable period for which no such Tax Return previously has been filed, make any election with respect to Taxes provided, for greater certainty and without limiting the generality of the foregoing, that PrimeWest and the PrimeWest Subsidiaries shall be entitled to make and file such elections with respect to Taxes as they in their sole discretion consider necessary in connection with the transactions pursuant to which PrimeWest acquired the Acquired Trust; (xvii) except in the ordinary course of business, consistent with past practices of PrimeWest and OpCo, surrender, abandon or allow to expire any assets; (xviii) except in the ordinary course of business, consistent with past practices of PrimeWest and OpCo, resign, or take any action which would result in its resignation or replacement, as the operator of any of assets; or (xix) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)

except as permitted by Section 2.4 , neither PrimeWest nor any of the PrimeWest Subsidiaries shall adopt or amend or make any contribution to the PrimeWest LTIP or any other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e)

other than as provided for in this Agreement, PrimeWest shall not and shall cause each of the PrimeWest Subsidiaries to not: (i) hire any new executive or senior management personnel; (ii) grant any officer, director, employee or consultant an increase in compensation in any form, (iii) grant any general salary increase, (iv) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants, (v) adopt or amend or make any contribution to, or awards or grants under, any Benefit Plan, except as is necessary to comply with Applicable Law or with the existing provisions of any such plans, programs, arrangements or agreements, or (vi) advance any loan to any officer or director of PrimeWest or any of the PrimeWest Subsidiaries or any other party not at arm’s length to PrimeWest or any of the PrimeWest Subsidiaries;

(f)

except as permitted by Section 2.4, no amendments shall be made to outstanding PrimeWest Rights;

(g)

PrimeWest and the PrimeWest Subsidiaries shall use their reasonable commercial efforts to cause their current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(h)

each of PrimeWest and OpCo shall use its commercially reasonable efforts to cause the resignation of the directors of PrimeWest and OpCo and, at the request of Purchaser, of the PrimeWest Subsidiaries other than OpCo, at the Effective Time and to cause the directors and officers of PrimeWest and the PrimeWest Subsidiaries to provide releases in form and substance satisfactory to Purchaser, and OpCo shall cooperate with Purchaser to provide an orderly transition of control and management of PrimeWest and the PrimeWest Subsidiaries;

(i)

PrimeWest and OpCo shall make all reasonable efforts to ensure that all outstanding PrimeWest Rights are either exercised, terminated, expired or surrendered prior to the Effective Time, provided that PrimeWest and OpCo shall not make any amendment to outstanding PrimeWest Rights without the prior written consent of Purchaser, except to permit the vesting of PrimeWest Rights on or immediately prior to the Effective Date;

( C-17 )

(j)

neither PrimeWest nor OpCo shall take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Time or termination of this Agreement, whichever first occurs;

(k)

PrimeWest shall promptly notify Purchaser in writing of (i) any material change (actual, anticipated, contemplated or, to the knowledge of PrimeWest, threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by PrimeWest or OpCo in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and PrimeWest shall in good faith discuss with Purchaser any change in circumstances (actual, anticipated, contemplated, or to the knowledge of PrimeWest threatened) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to Purchaser pursuant to this provision and (ii) any breach by PrimeWest or OpCo of any covenant, obligation or agreement contained in this Agreement;

(l)

PrimeWest and OpCo shall use reasonable commercial efforts to obtain the consent of their bankers and any other third party consents required for the transactions contemplated hereby and provide the same to Purchaser on or prior to the Effective Date;

(m)

PrimeWest and OpCo shall use their reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of PrimeWest and to take, or cause to be taken, all other actions and to do, or cause to be done, all things necessary, proper or advisable under all Applicable Laws to complete the Arrangement and the transactions contemplated by the Arrangement, including using their reasonable commercial efforts to:

(i)

effect all necessary registrations, filings and submissions of information requested by Governmental Entities or required to be effected by it in connection with the Arrangement and the transactions contemplated by this Agreement or under Applicable Law;

(ii)

oppose, lift or rescind any injunction or restraining order or other order, proceeding or action challenging or affecting this Agreement or the transactions contemplated hereby by seeking to restrain, enjoin or prohibit the consummation of the transactions contemplated hereby;

(iii)

fulfill all conditions and satisfy all provisions of this Agreement required to be fulfilled or satisfied by PrimeWest and OpCo; and

(iv)

cooperate with the Acquiring Parties in connection with the performance by them of their obligations hereunder;

(n)

PrimeWest shall provide notice to Purchaser of the Meeting and allow Purchaser’s representatives to attend the Meeting;

(o)

subject to compliance by Purchaser with Section 3.1(e), PrimeWest will ensure that the Information Circular provides PrimeWest Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them; PrimeWest will set out Acquiring Parties’ Information in the Information Circular in the form approved by Purchaser and shall include, without limitation; (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws; (ii) the unanimous determination of the PrimeWest Board of Directors that the Arrangement is fair, from a financial point of view, to PrimeWest Unitholders and PrimeWest Exchangeable Shareholders and is in the best interests of PrimeWest and PrimeWest Securityholders, and the unanimous recommendation of the PrimeWest Board of Directors that the PrimeWest Securityholders vote in favour of the Special Resolution; and (iii) the fairness opinion of PrimeWest’s financial advisor that the Arrangement is fair, from a financial point of view, to PrimeWest Unitholders; provided that, notwithstanding the covenants of PrimeWest in this subsection, prior to the approval of the Special Resolution, the PrimeWest Board of Directors may withdraw, modify or change the recommendation regarding the Arrangement in the circumstances described in Sections 3.4 and 6.1;

( C-18 )

(p)

except for proxies and other non-substantive communications with securityholders, PrimeWest will furnish promptly to Purchaser or its counsel, subject to reasonable legal, contractual, privilege and confidentiality limitations, a copy of each notice, report, schedule or other document delivered, filed or received by PrimeWest or OpCo in connection with: (i) the Arrangement; (ii) the Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(q)

each of PrimeWest and OpCo shall not take any action, refrain from taking any action (subject to its commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with this Agreement or, subject to Section 3.4, which would reasonably be expected to materially impede the completion of the transactions contemplated hereby, however, in the event that either of PrimeWest or OpCo is required to take any such action or refrain from taking such action (subject to its commercially reasonable efforts), it shall promptly notify Acquiring Parties in writing of such circumstances;

(r)

PrimeWest shall solicit proxies to be voted at the Meeting in favour of matters to be considered at the Meeting, including the Special Resolution, and shall, at the request of Purchaser and with its consent, not to be unreasonably withheld, engage an agent for the purposes of soliciting the deposit of proxies for the Meeting;

(s)

PrimeWest shall indemnify and save harmless Purchaser and its affiliates, and the shareholders, directors, officers, accountants, attorneys and agents of each of the foregoing, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Purchaser, its affiliates or the shareholders, directors, officers or agents thereof, may be subject or which Purchaser, its affiliates or the shareholders, directors, officers, accountants, attorneys or agents thereof, may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)

any Misrepresentation or alleged Misrepresentation in the Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii)

any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation, or omission or alleged omission, in the Information Circular or in any material filed by or on behalf of PrimeWest or OpCo in compliance or intended compliance with Applicable Laws, which prevents or restricts the trading in the PrimeWest Units, PrimeWest Convertible Debentures or PrimeWest Exchangeable Shares; and

(iii)

PrimeWest or OpCo not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that PrimeWest shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any Misrepresentation or alleged Misrepresentation based solely on Acquiring Parties’ Information included in the Information Circular or the negligence, wilful misconduct or fraud of Purchaser;

(t)

PrimeWest shall conduct the Meeting in accordance with the PrimeWest Trust Indenture and any instrument governing the Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Law;

(u)

PrimeWest and OpCo will make all necessary filings and applications under Applicable Laws required to be made on the part of PrimeWest and OpCo in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations, except in each case to the extent the failure to do so would not reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement;

( C-19 )

(v)

in the event that dissent rights are given to PrimeWest Securityholders under the terms of the Interim Order, PrimeWest shall promptly advise Purchaser of the number of PrimeWest Securities for which PrimeWest receives notices of dissent or written objections to the Arrangement and provide Purchaser with copies of such notices and written objections;

(w)

in a timely and expeditious manner, PrimeWest shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement, including without limitation taking all such actions and doing all such acts and things as are specified in the Interim Order, the Plan of Arrangement and the Final Order to be taken or done by the Acquiring Parties;

(x)

PrimeWest and OpCo shall take all reasonable commercial actions to cause the mailing of the Information Circular to the PrimeWest Securityholders to occur by the Mailing Date;

(y)

PrimeWest and OpCo shall suspend the operation of the PrimeWest DRIP with respect to any distribution on the PrimeWest Units occurring after October 15, 2007; and

(z)

notwithstanding anything else contained in this Agreement, PrimeWest and OpCo will promptly notify Purchaser in writing of any material default, or pending material default, under the PrimeWest Material Agreements, and will use reasonable commercial efforts to cure such default as soon as possible in a manner satisfactory to Purchaser, acting reasonably.

3.3

Mutual Covenants Regarding the Arrangement

From the date hereof until the Effective Date, each of the Acquiring Parties and PrimeWest and OpCo will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable efforts:

(a)

to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b)

to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c)

to obtain the Competition Act Approval and the Investment Canada Act Approval (i) as promptly as reasonably practicable and in any event within 15 Business Days after the date of this Agreement, to make the filings required of Purchaser, PrimeWest and the PrimeWest Subsidiaries to obtain the Competition Act Approval and the Investment Canada Approval, and (ii) to commit to undertakings under the Investment Canada Act and/or registration of a consent agreement under the Competition Act, on terms and conditions (including such undertakings and consent agreement, if any) which would not, individually or in the aggregate, reasonably be expected to cause a Material Adverse Effect or otherwise provide for any material restriction, limitation or other obligation (including any obligation to hold separate or divest any material amount of assets) relating to the governance, management, operations or business of any of the Parties or their Subsidiaries, taken as a whole; and in furtherance thereof to:

(i)

comply at the earliest practicable date with any request for additional information or documentary material received by Purchaser, PrimeWest and the PrimeWest Subsidiaries from the Canadian Competition Bureau pursuant to the Competition Act, the Investment Review Division of Industry Canada pursuant to the Investment Canada Act or any other Government Entity, as the case may be;

(ii)

promptly inform the other Party of any material applicable communication received by that Party from the Canadian Competition Bureau or any other Governmental Entity regarding the Arrangement;

( C-20 )

(iii)

not agree to participate in any substantive meeting or discussion with the Canadian Competition Bureau or any representative thereof in respect of any filings, investigation or inquiry concerning the Arrangement, whether oral or in person, unless it consults with the other Party in advance and, to the extent permitted by the Canadian Competition Bureau or any representative thereof, gives the other Party the opportunity to attend and participate thereat; and if that participation is either declined or not permitted, to furnish promptly thereafter a memorandum setting forth the material terms of that meeting or those discussions; and

(iv)

furnish the other Party in advance with copies of all proposed correspondence, filings and communications between them and the Canadian Competition Bureau or any representative thereof with respect to the Arrangement and provide the other Party a reasonable opportunity to comment thereon;

(d)

to make required submissions under the HSR Act as promptly as reasonably practicable, and in any event within 15 Business Days, after the date of this Agreement and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use commercially reasonable best efforts to take or cause to be taken all actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, provided however that Purchaser shall have no obligation to accept the imposition of any material restriction, limitation or other obligation (including any obligation to hold separate or divest assets) relating to the governance, management, operation or business of any of the Parties or their Subsidiaries, on a consolidated basis, as a condition of causing the expiration or termination of such waiting periods under the HSR Act; and

(e)

without limiting Sections 3.3(c) and (d), to effect all registrations, filings and submissions of information:  (i) requested by Governmental Entities or required to be effected by it in connection with the Arrangement; and (ii) otherwise to the extent deemed necessary or appropriate by Purchaser under Section 721 of the United States Defense Production Act  of 1950, as amended, and the rules and regulations thereunder (with the purpose of receiving a favourable determination); and in each such case with respect to (i) and (ii), to the extent practicable and lawful, afford the other party prior review of and a reasonable opportunity to comment on written communications, furnish information reasonably requested by the other party, advise regarding communications and consultations regarding, and invite the other party to, meetings with Governmental Entities, in each case subject to reasonable privilege or confidentiality concerns and contractual limitations, and each of Purchaser and PrimeWest and OpCo will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Purchaser and OpCo, subject in all cases to the Confidentiality Agreement

3.4

Non-Solicitation

(a)

PrimeWest and OpCo shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with PrimeWest or OpCo or any other PrimeWest Subsidiary relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.  Upon execution of this Agreement, PrimeWest and OpCo shall provide Purchaser with a list identifying all parties with which any such confidentiality agreement has been entered into and with the forms thereof.

(b)

Neither PrimeWest nor OpCo nor any PrimeWest Subsidiary shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert, accountant, attorney or other agent or representative retained by it to do, any of the following:

(i)

solicit, facilitate, initiate or encourage any Acquisition Proposal;

( C- 21 )

(ii)

enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)

waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any “standstill provisions” thereunder;

(iv)

accept, recommend, approve or enter into an agreement, understanding, agreement in principle or letter of intent to implement an Acquisition Proposal; or

(v)

withdraw, change or qualify any of its recommendations or determinations referred to in Section 3.2(o) and  4.2(aaa) in a manner adverse to Purchaser;

provided, however, that notwithstanding any other provision hereof, prior to the approval of the Special Resolution, PrimeWest and OpCo and their officers, directors and advisers may:

(vi)

enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by PrimeWest or OpCo or any of their officers, directors or employees or any financial advisor, expert, attorney, accountant or other representative retained by either of them) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to or more restrictive to such third party than the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Purchaser as set out below and provided further that such confidentiality agreement shall not include any release of the provisions of Section 12 of the Confidentiality Agreement or any other similar provisions), may furnish to such third party information concerning PrimeWest and the PrimeWest Subsidiaries and their business, properties and assets, in each case if, and only to the extent that:

(A)

the third party has first made a written bona fide Acquisition Proposal and the PrimeWest Board of Directors has determined in good faith that: (1) funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) after consultation with its financial advisors, the Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction financially superior for the PrimeWest Securityholders to the transaction contemplated by this Agreement (having regard to the conditions to the obligation of the person making the Acquisition Proposal to complete the transactions that are subject to the Acquisition Proposal and all legal, financial, regulatory and other aspects of the proposal, including the financing terms thereof); (3) the Acquisition Proposal is reasonably likely to be consummated; and (4) after receiving the advice of outside counsel, as reflected in minutes of the PrimeWest Board of Directors, the taking of such action is necessary for the PrimeWest Board of Directors in discharge of its fiduciary duties under Applicable Laws (a “Superior Proposal”); and

(B)

prior to furnishing such information to such third party, PrimeWest and OpCo provide prompt notice to Purchaser to the effect that it is furnishing information to such third party, together with a copy of the confidentiality agreement referenced above, and, if not previously provided to Purchaser, copies of all information provided to such third party concurrently with the provision of such information to such third party;

(vii)

comply with Section 172 of the Securities Act (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its securityholders; provided that the circular shall not include

( C-22 )

a recommendation of any other Acquisition Proposal without the PrimeWest Board of Directors first complying with Section  3.4(b)(vi)(A)above; and/or

(viii)

accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation:

(A)

the PrimeWest Board of Directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section  3.4(d) and after receiving the advice of outside counsel, as reflected in minutes of the PrimeWest Board of Directors, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Law; and

(B)

PrimeWest and OpCo shall have complied with their obligations set forth in Section 3.4(d) , terminated this Agreement in accordance with Section  8.1(d) and concurrently therewith paid the amount required by Section 6.1 to Purchaser.

(c)

PrimeWest and OpCo shall notify Purchaser orally and in writing of any inquiries, offers or proposals with respect to an Acquisition Proposal and any discussions or negotiations with respect thereto (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to Purchaser, copies of all information provided to such third party and all other information reasonably requested by Purchaser), within 24 hours of the receipt thereof, shall keep Purchaser informed of the status and details of any such inquiry, offer or proposal and answer Purchaser’ questions with respect thereto.

(d)

PrimeWest and OpCo shall give Purchaser, orally and in writing, at least 48 hours advance notice of any decision by the PrimeWest Board of Directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the PrimeWest Board of Directors has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof (and any agreements or other documents relating thereto) and any amendments thereto.  During such 48 hour period, PrimeWest and OpCo agree not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and not to withdraw, redefine, modify or change its recommendation in respect of the Arrangement.  In addition, during such 48 hour period, PrimeWest and OpCo shall, and shall cause their financial and legal advisors to, negotiate in good faith with Purchaser and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement such that the Acquisition Proposal ceases to constitute a Superior Proposal.  In the event Purchaser proposes to amend this Agreement and the Arrangement to provide that the PrimeWest Securityholders, shall receive a value per PrimeWest Security equal to or having a value greater than the value per PrimeWest Security provided in the Superior Proposal and so advises the PrimeWest Board of Directors prior to the expiry of such 48 hour period, the PrimeWest Board of Directors shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.  For the avoidance of doubt, each material revision to an Acquisition Proposal shall be considered a new Acquisition Proposal for purposes of this 3.4(d).

(e)

Purchaser agrees that all information that may be provided to it by PrimeWest or OpCo with respect to any Superior Proposal pursuant to this Section  3.4 shall be treated as if it were “Confidential Information” as that term is defined in the Confidentiality Agreement, subject to the exclusions thereto set forth in clauses 1(c)(iiii), (iv), (v) and (vi) thereof, and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.  Purchaser confirms that it and the directors, officers, employees, advisors, counsel and consultants of Purchaser are “Representatives” for purposes of the Confidentiality Agreement.

(f)

Each Party shall ensure that its Subsidiaries’ officers, directors and employees and any investment bankers, experts, accountants, attorneys or other advisers or representatives retained by it are aware of the provisions of this Section  3.4 and PrimeWest shall be responsible for any breach of this Section  3.4 by

( C-23 )

'

any such officers, directors, employees, investment bankers, experts, accountants, attorneys, advisers or representatives.

3.5

Provision of Information; Access

From and after the date hereof, each of PrimeWest and the PrimeWest Subsidiaries shall provide Purchaser and its representatives access, during normal business hours and at such other time or times as Purchaser may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Purchaser all information concerning its business, properties and personnel as Purchaser may reasonably request, which information shall remain subject to the Confidentiality Agreement; provided, however, that the employees of Purchaser Guarantor shall for purposes of the Confidentiality Agreement not be deemed “Representatives” of Parent with respect to competitively sensitive information of PrimeWest and the PrimeWest subsidiaries.  PrimeWest agrees to keep Purchaser fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of PrimeWest and the PrimeWest Subsidiaries.

3.6

Structuring Matters

To the extent that such would not be prejudicial to PrimeWest and the PrimeWest Subsidiaries or the PrimeWest Securityholders (other than effects on the tax consequences thereto which are not, for the PrimeWest Securityholders taken as a whole, meaningful), PrimeWest and OpCo shall make reasonable commercial efforts to: (a) cooperate with Purchaser in structuring the Arrangement in a manner that meets Purchaser’s business and tax structuring objectives; and (b) to effect such arrangements with respect to the PrimeWest Convertible Debentures as the Acquiring Parties may reasonably request, including but not limited to, any solicitation of conversion, offer to purchase, consent solicitation, redemption or defeasance.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1

Representations and Warranties of Acquiring Parties

The Acquiring Parties jointly and severally make the representations and warranties set forth in this Section  4.1 to and in favour of PrimeWest and OpCo and acknowledge that each of PrimeWest and OpCo is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)

Organization and Qualification. Purchaser Guarantor is a corporation duly created and validly existing under the Laws of the Province of Alberta and has the requisite power and authority to own its assets and to conduct its affairs as now conducted.  Purchaser is a corporation duly created and validly existing under the Laws of the Province of Alberta and has the requisite power and authority to own its assets and to conduct its affairs as now conducted.  Each of the Acquiring Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not significantly impede the ability of Purchaser to consummate the Arrangement.

(b)

Constating Documents. Copies of the constating documents of the Acquiring Parties provided to PrimeWest, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(c)

Authority Relative to this Agreement.  Each of the Acquiring Parties has the requisite authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by the Acquiring Parties of the Arrangement has been duly authorized by the board of directors of each of the Acquiring Parties and no other proceedings on the part of the Acquiring Parties are necessary to authorize this Agreement or the Arrangement.  This Agreement has been duly executed and delivered by each of the Acquiring Parties and, assuming the due execution and delivery of this Agreement by PrimeWest and OpCo, constitutes a legal, valid and binding obligation of each of the Acquiring Parties enforceable against it in accordance with its terms, subject to the

( C-24 )

qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d)

No Violations. Except as contemplated by this Agreement:

(i)

the execution and delivery of this Agreement by the Acquiring Parties, the consummation of the Arrangement and compliance by the Acquiring Parties with any of the provisions hereof will not: (A) violate, conflict with, result in a breach of any provision of, require any consent, approval or notice under, constitute a default under (or an event which, with notice or lapse of time or both, would constitute a default), or result in a right of termination or acceleration under any of the terms, conditions or provisions of (1) the articles, by-laws, shareholder agreements or other constating documents of any Acquiring Party, (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which an Acquiring Party is a party or to which an Acquiring Party, or any of its properties or assets, may be subject or by which it is bound; or (B) assuming all consents, approvals, authorizations and permits contemplated by clause (ii) below are obtained, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to any Acquiring Party or its properties or assets; or (C) cause the suspension or revocation of any authorization, consent, approval or license of any Acquiring Party currently in effect, except in each case to the extent that would not significantly impede or delay the ability of the Acquiring Parties to consummate the Arrangement; and

(ii)

other than in connection with or in compliance with the Competition Act Approval, the Investment Canada Approval, the HSR Act or which are required to be filed post Arrangement, (A) there is no legal impediment to the consummation of the Arrangement by the Acquiring Parties, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Acquiring Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not significantly impede or delay the ability of the Acquiring Parties to consummate the Arrangement.

(e)

Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of the Acquiring Parties, threatened or for which there is a reasonable basis, affecting or that would affect the Acquiring Parties or affecting or that would affect any of its property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the Acquiring Parties which, if successful, would significantly impede or delay the ability of the Acquiring Parties to consummate the Arrangement.

(f)

Ownership of Purchaser.  As of the date hereof, Purchaser Guarantor is the legal and beneficial direct owner of all of the issued and outstanding shares of Purchaser with good title thereto free and clear of any and all encumbrances.

(g)

Cash Available. Purchaser has available funds from cash on hand and available from affiliates and under existing lines of credit to permit the payment of the amounts required to be paid to PrimeWest Securityholders pursuant to the Arrangement.

(h)

Financing. On the date hereof Purchaser has delivered to PrimeWest a true and complete copy of an executed commitment letter (the “Commitment Letter”), pursuant to which Parent has agreed, subject to the terms and conditions thereof, to provide or cause to be provided the funds necessary for Purchaser to pay the consideration to the PrimeWest Securityholders at the Effective Time pursuant to the Arrangement. As of the date of this Agreement, the Commitment Letter is in full force and effect and, except as permitted by Section 3.1(m) , the Commitment Letter has not been amended or modified in any material respect.

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'

(i)

Compliance with Laws. Each of the Acquiring Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not significantly impede or delay the ability of the Acquiring Parties to consummate the Arrangement.

(j)

Acquiring Parties’ Information. The data and information in respect of the Acquiring Parties and their respective assets, liabilities, businesses, affairs and operations provided by or on behalf of the Acquiring Parties to PrimeWest in the Acquiring Parties’ Information was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(k)

Security Ownership. Neither Purchaser Guarantor nor Purchaser, nor their respective affiliates, is the beneficial owner of any PrimeWest Units, PrimeWest Exchangeable Shares or PrimeWest Convertible Debentures or securities convertible into such securities.

(l)

Assets. As of August 31, 2007, the consolidated net assets of Purchaser Guarantor were no less than $630,000,000.  As of such date, the liabilities of Purchaser Guarantor included indebtedness to affiliates equal to the sum of $1,399,849,797 plus U.S. $36,000,000.  The consolidated net assets of Purchaser Guarantor plus indebtedness to affiliates shall not be less than $1,000,000,000 as at the Effective Date (including, for the avoidance of doubt, funds provided on the Effective Date to effectuate the Arrangement).

4.2

Representations and Warranties of PrimeWest and OpCo

PrimeWest and OpCo hereby jointly and severally make the representations and warranties set forth in this Section  4.2 to and in favour of Purchaser and acknowledge that Purchaser is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)

Organization and Qualification. PrimeWest is a trust duly created and validly existing under the Laws of the Province of Alberta and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. OpCo is a corporation duly amalgamated and validly existing under the Laws of the Province of Alberta and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the PrimeWest Subsidiaries, other than OpCo, is an entity duly incorporated, created or organized, as the case may be, under the Laws of its jurisdiction of incorporation, creation or organization, as applicable, and has the requisite power and authority to own its assets as now owned and to carry on its business as now conducted.

(b)

Registration.  Each of PrimeWest and the PrimeWest Subsidiaries is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect (individually or in the aggregate) on PrimeWest and the PrimeWest Subsidiaries.

(c)

Constating Documents. Copies of the constating documents of PrimeWest and the PrimeWest Subsidiaries provided to Purchaser (including the PrimeWest Material Agreements), together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(d)

Authority Relative to this Agreement. Each of PrimeWest and OpCo has the requisite authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by PrimeWest and OpCo of the Arrangement have been duly authorized by the PrimeWest Board of Directors and, subject to the requisite approval of the PrimeWest Securityholders, no other proceedings on the part of PrimeWest or OpCo are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of PrimeWest and OpCo and, assuming the due execution and delivery of this Agreement by Purchaser and Purchaser Guarantor, constitutes a legal, valid and binding obligation of each of PrimeWest and OpCo enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to

( C-26 )

or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e)

Subsidiaries. PrimeWest has no Subsidiaries other than the PrimeWest Subsidiaries.

(f)

No Violations. Except as disclosed in the Disclosure Letter, or as contemplated by this Agreement:

(i)

the execution and delivery of this Agreement by PrimeWest and OpCo, the consummation of the Arrangement and compliance by PrimeWest and OpCo with any of the provisions hereof will not: (A) violate, conflict with, result in a breach of any provision of, require any consent, approval or notice, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default), result in a right of termination or acceleration, result in the creation of any encumbrance upon any of the properties or assets of PrimeWest or the PrimeWest Subsidiaries, cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the articles, by-laws, shareholder agreements or other constating documents of PrimeWest or any of the PrimeWest Subsidiaries, (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which PrimeWest or a PrimeWest Subsidiary is a party or to which any of them, or any of their respective properties or assets, may be subject or by which any of them is bound; or (B) assuming all consents, approvals, authorizations and permits contemplated by clause (ii) below have been obtained, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to PrimeWest or the PrimeWest Subsidiaries or any of their respective properties or assets; or (C) cause the suspension or revocation of any authorization, consent, approval or license of PrimeWest or the PrimeWest Subsidiaries currently in effect, except in each case (other than clause (A)(1)) to the extent such would neither have a Material Adverse Effect (individually or in the aggregate) nor significantly impede the ability of PrimeWest and OpCo to consummate the Arrangement; and

(ii)

other than as contemplated in this Agreement and other than in connection with or in compliance with the Competition Act Approval, the Investment Canada Approval, the HSR Act or which are required to be filed post Arrangement, (A) there is no legal impediment to the consummation of the Arrangement by PrimeWest and OpCo, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of PrimeWest or OpCo in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not significantly impede the ability of PrimeWest or OpCo to consummate the Arrangement or have a Material Adverse Effect (individually or in the aggregate).

(g)

Litigation. Except as set out in the Disclosure Letter, there are no actions, suits or proceedings in existence or pending or, to the knowledge of PrimeWest or OpCo, threatened, or for which there is a reasonable basis, affecting or that would affect PrimeWest or the PrimeWest Subsidiaries or affecting or that would affect any of their respective property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of PrimeWest or the PrimeWest Subsidiaries or to which any of their respective property or assets would be subject, which, if successful, would individually or in the aggregate have a Material Adverse Effect or significantly impede the ability of PrimeWest or OpCo to consummate the Arrangement and there are no unsatisfied judgments in excess of $1,000,000 individually or $10,000,000 in the aggregate against PrimeWest or the PrimeWest Subsidiaries or any material consent decrees or injunctions to which PrimeWest or a PrimeWest Subsidiary or any of their respective property or assets is subject.

(h)

Taxes, etc.  Except as set out in the Disclosure Letter:

(i)

PrimeWest and each PrimeWest Subsidiary has duly and timely:

( C-27 )

(A)

filed all Tax Returns required to be filed by them and those Tax Returns are true, complete and accurate in all material respects;

(B)

paid all Taxes (including instalments) shown on the Tax Returns or on subsequent assessments with respect thereto to be due and payable by them and no other material amounts of Taxes are payable by them with respect to items or periods covered by such Tax Returns; and

(C)

collected or withheld and timely remitted to the appropriate Governmental Entities all Taxes required to be collected or withheld by them;

(ii)

neither PrimeWest nor any of the PrimeWest Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of PrimeWest and OpCo, has such an event been asserted or threatened against PrimeWest or any of the PrimeWest Subsidiaries or any of their respective assets that would have a Material Adverse Effect.  Neither PrimeWest nor any PrimeWest Subsidiary is the subject of a tax ruling, nor have any of them entered into any agreement, waiver or other arrangement with any Governmental Entity respecting any material amount of Taxes payable by them or Tax Returns required to be filed by them or any statute of limitations with respect to Taxes;

(iii)

PrimeWest and the PrimeWest Subsidiaries have timely paid or, if such Taxes were not yet due and payable, provided adequate accruals in their consolidated financial statements for the period from inception through June 30, 2007 (or, with respect to periods beginning after June 30, 2007, in their books and records) for all Taxes, including income Taxes and related future Taxes, if applicable, for such periods, in conformity with GAAP, and since June 30, 2007 no such entity has incurred any material liability for Taxes outside the ordinary course of business;

(iv)

Purchaser has been furnished by PrimeWest true and complete copies of all: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements received by PrimeWest and the PrimeWest Subsidiaries or on behalf of any such parties relating to Taxes; (B) any federal and material provincial, state, local or foreign income or franchise Tax Returns (including all Tax elections, whether or not material) for PrimeWest and the PrimeWest Subsidiaries; and (C) all other material correspondence pertaining to Taxes received by PrimeWest or any of the PrimeWest Subsidiaries from any Governmental Entity;

(v)

no audit or appeal with any Governmental Entity relating to Taxes of PrimeWest or any of the PrimeWest Subsidiaries is in process or pending or, to PrimeWest’s or OpCo’s knowledge, threatened and no deficiencies have been asserted by any Governmental Entity in connection with any audit or review of any material amount of Taxes;

(vi)

other than in connection with the transactions pursuant to which PrimeWest acquired the Acquired Trust, none of PrimeWest or any PrimeWest Subsidiary is party to any Tax sharing agreement, Tax indemnification agreement or other agreement or arrangement relating to Taxes with any Person (other than agreements among PrimeWest and any PrimeWest Subsidiary and other than customary Tax indemnifications contained in credit or other commercial lending agreements); none of PrimeWest or any PrimeWest Subsidiary has been a member of a consolidated, affiliated, combined or unitary group filing a consolidated, combined, unitary or other return in respect of Taxes reflecting the income, assets or activities of affiliated companies, nor have they any liability for the Taxes of any other Person under any Applicable Law (including under Section 1.1502-6 of the U.S. Treasury Regulations or any similar provision of state, local or non-United States Law), as a transferee or successor, by contract or otherwise; and

(vii)

none of PrimeWest or any PrimeWest Subsidiary:

(A)

has, other than in respect of any U.S. Entity to the United States of America, or any state or other political subdivision of the United States of America any obligation to file on or before the Effective Date any Tax Return required to be made, prepared or filed,

( C-28 )

or to pay any Tax on or before the Effective Date, under the laws of any jurisdiction other than Canada in respect of any Taxes or will be obligated to file any such Tax Return or to pay any such Tax after the Effective Date as a result of assets owned or activities conducted on or before the Effective Date;

(B)

has received any claim in writing by any Governmental Entity in a jurisdiction where such entity does not file a Tax Return stating that such entity is or may be subject to taxation by that jurisdiction for Taxes that would be covered by or the subject of such Tax Return which claim has not been fully paid; or

(C)

(other than any of the U.S. Entities) owns any United States real property interest (other than an interest in any U.S. Entity) within the meaning of Section 897(c)(1)(A) of the Code or any asset, a gain on the sale of which would be effectively connected or treated as effectively connected with the conduct of a trade or business in the United States, within the meaning of Section 882(b)(2) of the Code.

(i)

Reporting Issuer Status.

(i)

PrimeWest is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws;

(ii)

the PrimeWest Units are registered under section 12 of the Exchange Act and PrimeWest is in material compliance with applicable U.S. Securities Laws;

(iii)

the PrimeWest Units are listed and posted for trading on the TSX and the NYSE and the PrimeWest Exchangeable Shares and the PrimeWest Convertible Debentures are listed and posted for trading on the TSX, and PrimeWest is in material compliance with the rules of the TSX and the NYSE; and

(iv)

Acquired Trust was a reporting issuer (where such concept exists) from July, 1996 until July 31, 2007 in all provinces of Canada and was in material compliance with all Applicable Canadian Securities Laws therein (including the rules of the TSX) from December 31, 2002 until July 31, 2007.

(j)

Capitalization.  PrimeWest is authorized to issue an unlimited number of PrimeWest Units and an unlimited number of Special Voting Units (as defined in the PrimeWest Trust Indenture). As at the close of business on September 21, 2007, PrimeWest had issued and outstanding: (i) 145,704,720 PrimeWest Units; (ii) 810,158 Special Voting Units and (iii) rights to acquire 332,398 PrimeWest Units pursuant to outstanding PrimeWest Rights. PrimeWest owns all of the issued and outstanding common shares of OpCo, which as at September 21, 2007, has 1,150,695 issued and outstanding PrimeWest Exchangeable Shares, exchangeable into PrimeWest Units on the basis of 0.70406 PrimeWest Units for each PrimeWest Exchangeable Share.  Since September 21, 2007 there have been no PrimeWest Units issued, other than pursuant to the PrimeWest Rights, the PrimeWest Exchangeable Shares, the PrimeWest Convertible Debentures and the PrimeWest DRIP and current contractual arrangements with certain Executives as set forth on the Disclosure Letter and except for the foregoing, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by PrimeWest of any securities of PrimeWest (including PrimeWest Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of PrimeWest (including PrimeWest Units). All outstanding PrimeWest Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all PrimeWest Units issuable pursuant to the PrimeWest Rights, the PrimeWest Exchangeable Shares, the PrimeWest Convertible Debentures and the PrimeWest DRIP in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(k)

Ownership of Subsidiaries. As of the date hereof, PrimeWest is the beneficial direct or indirect owner of all of the outstanding securities, including shares, limited partnership units and trust units, as applicable,

( C-29 )

of the PrimeWest Subsidiaries (other than the outstanding PrimeWest Exchangeable Shares) with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under PrimeWest’s credit facilities. There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the PrimeWest Subsidiaries of any securities of the PrimeWest Subsidiaries or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the PrimeWest Subsidiaries (other than PrimeWest Exchangeable Shares pursuant to current contractual arrangements with certain Executives). All outstanding securities of the PrimeWest Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(l)

No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the PrimeWest Units, the PrimeWest Exchangeable Shares, the PrimeWest Convertible Debentures or any other securities of PrimeWest or OpCo has been issued by any regulatory authority and no proceedings for that purpose have been instituted, are pending or, to the knowledge of PrimeWest and OpCo, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(m)

Material Agreements. There are no agreements material to the conduct of the affairs or businesses of PrimeWest and the PrimeWest Subsidiaries, except for the PrimeWest Material Agreements, those agreements disclosed in the PrimeWest Public Record and the Disclosure Letter (including PrimeWest’s Debt) or those entered into in the ordinary course of business, consistent with past practice of PrimeWest and OpCo (copies of which were made available to Purchaser), and all such material agreements are valid and subsisting and PrimeWest or the PrimeWest Subsidiary that is a party thereto, and to the knowledge of PrimeWest, any other party thereto, is not in material default under any such agreements.

(n)

Filings. Each of PrimeWest and Acquired Trust have filed all documents required under Applicable Canadian Securities Laws and U.S. Securities Laws to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  PrimeWest and OpCo will deliver to Purchaser, as soon as they become available, true and complete copies of any material reports or statements required to be filed by PrimeWest or OpCo with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by Purchaser, as to which PrimeWest and OpCo make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(o)

No Material Adverse Change. Since January 1, 2007, other than as disclosed in the PrimeWest Public Record, (i) PrimeWest and the PrimeWest Subsidiaries have conducted their respective businesses only in the ordinary and normal course, consistent with past practice of PrimeWest and OpCo, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to PrimeWest, individually or in the aggregate, has been incurred other than in the ordinary course of business, consistent with past practice of PrimeWest and OpCo, and (iii) there has not been any Material Adverse Change.

(p)

Books and Records. The records and minute books of PrimeWest and the PrimeWest Subsidiaries have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all 0material respects (other than minutes that have not yet been approved by the PrimeWest Board of Directors or applicable committee thereof).  PrimeWest and the PrimeWest Subsidiaries make and keep books, records and accounts which, in reasonable detail, accurately and fairly reflect their transactions and dispositions in all material respects.

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(q)

Public Record. As of their respective dates, the documents forming the PrimeWest Public Record and the Acquired Trust Public Record did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(r)

Financial Statements. The PrimeWest Financial Statements and Acquired Trust Financial Statements and other financial statements of PrimeWest and Acquired Trust to be included or incorporated by reference in the PrimeWest Information Circular are complete and accurate in all material respects, are in accordance with the books and records of PrimeWest, Acquired Trust and the PrimeWest Subsidiaries, were prepared in accordance with GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related reports of PrimeWest’s or Acquired Trust’s independent auditors or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of PrimeWest or Acquired Trust, as the case may be, as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of PrimeWest and Acquired Trust on a consolidated basis. There has been no material change in PrimeWest or Acquired Trust accounting policies, except as described in the notes to the PrimeWest Financial Statements and Acquired Trust Financial Statements, since January 1, 2007.

(s)

Absence of Undisclosed Liabilities.  Except as set forth on the Disclosure Letter, PrimeWest and the PrimeWest Subsidiaries have no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)

those set forth or adequately provided for in the balance sheets and associated notes thereto included in the PrimeWest Financial Statements (the “PrimeWest Balance Sheets”);

(ii)

those incurred in the ordinary course of business, consistent with past practice of PrimeWest and OpCo, and not required to be set forth in the PrimeWest Balance Sheets under GAAP (provided that such liabilities shall not individually or in the aggregate have a Material Adverse Effect);

(iii)

those incurred in the ordinary course of business, consistent with past practice of PrimeWest and OpCo, since the dates of the PrimeWest Balance Sheets and consistent with past practice (provided that such liabilities shall not individually or in the aggregate have a Material Adverse Effect); and

(iv)

those incurred in connection with the execution of this Agreement.

(t)

Environmental.  PrimeWest has provided to Purchaser all material Environmental Documentation in the possession of PrimeWest and the PrimeWest Subsidiaries or produced for or received by PrimeWest or the PrimeWest Subsidiaries since January 1, 2005.  Except as disclosed in the PrimeWest Public Record (other than any general forward-looking disclosures set forth in any risk factor section, any disclosures in any section relating to forward-looking statements and any other disclosures included therein to the extent they are primarily predictive or forward-looking in nature) or in writing to Purchaser in the Disclosure Letter, there has not occurred any material spills, emissions or pollution on any property of PrimeWest or any PrimeWest Subsidiary, nor has PrimeWest or any PrimeWest Subsidiary been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All operations of PrimeWest and the PrimeWest Subsidiaries have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect.  To PrimeWest’s knowledge there are no material environmental liabilities (other than as set forth in the Disclosure Letter) that have not been remedied in accordance with applicable Environmental Laws.  PrimeWest and the PrimeWest Subsidiaries are not subject to, nor are PrimeWest or OpCo aware of:

( C-31 )

(i)

any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any work, repairs, construction, or expenditures; or

(ii)

any demand or notice with respect to the breach of, or alleged liability pursuant to, any Environmental Laws applicable to PrimeWest and the PrimeWest Subsidiaries, including, without limitation, any regulations respecting the disposal, use, storage, treatment, transportation, or disposition of, or exposure to, any Hazardous Substances, which would, individually or in the aggregate, have a Material Adverse Effect.

(u)

Title. Although they do not warrant title, except as disclosed in writing to Purchaser in the Disclosure Letter, neither PrimeWest nor OpCo has any knowledge or is aware of any defects, failures or impairments in the title of PrimeWest and the PrimeWest Subsidiaries to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which individually or in the aggregate would reasonably be expected to have a Material Adverse Effect.

(v)

Licences. Each of PrimeWest and the PrimeWest Subsidiaries has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than those the absence of which individually or in the aggregate would not have a Material Adverse Effect.

(w)

Compliance with Laws. Each of PrimeWest and the PrimeWest Subsidiaries has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not, individually or in the aggregate, have a Material Adverse Effect.

(x)

Long Term and Derivative Transactions. Except as disclosed in the PrimeWest Public Record or set forth in the Disclosure Letter, none of PrimeWest and the PrimeWest Subsidiaries has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(y)

Fairness Opinions.  The PrimeWest Board of Directors has received a verbal opinion as of September 21, 2007 (and have been advised that they will receive a written opinion) from CIBC World Markets Inc. that the consideration to be received by the PrimeWest Unitholders in connection with the Arrangement is fair, from a financial point of view, to the PrimeWest Unitholders.

(z)

Employees.  PrimeWest has made available to Purchaser prior to the date hereof true complete and correct copies (or has provided summaries) of all employment, severance or termination agreements or other compensation arrangements with any current (or, to the extent still in effect, former) director, officer, employee or executive.  OpCo has not agreed to recognize any union or other collective bargaining representative, nor has any union or other collective bargaining representative been certified as the exclusive bargaining representative of any Employees and OpCo is not a party to, or bound by, any collective bargaining agreement or any other labour contract applicable to any Employees.  To the knowledge of PrimeWest and the PrimeWest Subsidiaries, no union organizational campaign or representation petitions are currently pending with respect to any of the Employees.  There is no labour strike or labour dispute, slowdown, lockout or stoppage actually pending or to the knowledge of PrimeWest and the PrimeWest Subsidiaries, threatened against or affecting OpCo and OpCo has not experienced any labour strikes or labour disputes, slowdowns, lockouts or stoppages within the last three years.  All Employees and Executives have been, or will have been on or before the Effective Time, paid, or adequate amounts shall have been accrued for wages, salaries, commissions, bonuses, vacation pay, severance and termination pay, sick pay, and other compensation, for all services performed by them or

( C-32 )

that was accrued by them up to the Effective Time, in accordance with the obligations of OpCo under any employment practices and policies or individual agreement to which OpCo is a party, or by which OpCo may be bound.  To the knowledge of PrimeWest and the PrimeWest Subsidiaries, none of PrimeWest or the PrimeWest Subsidiaries has committed any unfair labour practices which are material, individually or in the aggregate.  There are no current, pending or, to the knowledge of PrimeWest and the PrimeWest Subsidiaries, threatened proceedings or claims, which are material, individually or in the aggregate, before any board, tribunal, arbitrator or Governmental Entity with respect to employment Laws, including, but not limited to, employment standards, occupational health and safety, privacy, workers’ compensation and human rights.  OpCo is not subject to any material settlement agreement, conciliation agreement, letter of commitment, deficiency letter or consent decree with any present or former executive, employee or applicant for employment, or other employee representative, or any Governmental Entity or arbitrator relating to material claims of employment discrimination, or other material claims with respect to employment practices and policies, and no Governmental Entity or arbitrator has issued a material judgment, order, decree, injunction, decision, award or finding with respect to the employment practices or policies of OpCo.  There are no outstanding assessments, penalties, fines, charges, surcharges, or other amounts due and owing pursuant to any workplace safety and insurance legislation by OpCo and OpCo has not been reassessed in any material respect under such legislation during the past three years.  The total severance obligations and compensation commitments associated with terminating all Executives without just cause at the Effective Time does not and will not exceed the amount set forth in the Disclosure Letter.  OpCo has not entered into any independent contractor arrangements that are not terminable on 30 days notice or less, without further penalty.

(aa)

Employee Benefit Plans.  PrimeWest has made available to Purchaser prior to the date hereof true, complete and correct copies of the Benefit Plans, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Benefit Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor; (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each Benefit plan that is required or intended to be qualified under applicable law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the knowledge of PrimeWest and OpCo, there are no pending or anticipated material claims against or otherwise involving any of the Benefit plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Benefit Plan activities) has been brought against or with respect to any Benefit Plan; (v) all material contributions, reserves or premium payments required to be made to the Benefit Plans have been made or provided for; (vi) no PrimeWest Party has any material obligation for retiree health and life benefits under any Benefit Plan; (vii) no insurance policy or other contract or agreement affecting any Benefit Plan requires or permits a retroactive increase in premiums or payments due thereunder; and (viii) none of the Benefit Plans is a multi-employer pension plan as defined under the provisions of Applicable Law.

(bb)

Insurance. Policies of insurance are in force as of the date hereof naming PrimeWest or a PrimeWest Subsidiary as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the PrimeWest Subsidiaries operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(cc)

Indebtedness To and By Officers, Directors and Others. None of PrimeWest and the PrimeWest Subsidiaries is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm’s length to PrimeWest or any PrimeWest Subsidiary, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of PrimeWest and the PrimeWest Subsidiaries.

( C-33 )

(dd)

No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any of PrimeWest or the PrimeWest Subsidiaries is a party or by which it is otherwise bound that would now or hereafter in any way materially limit the business or operations of any of PrimeWest and the PrimeWest Subsidiaries in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any of PrimeWest and the PrimeWest Subsidiaries from engaging in this business or from competing with any Person or in any geographic area.

(ee)

Guarantees and Indemnification. Other than as disclosed in writing to Purchaser, none of  PrimeWest or the PrimeWest Subsidiaries is a party to or bound by any agreement of (i) guarantee, (ii) indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable Laws and other than standard indemnity agreements in underwriting agreements, agency agreements and contracts entered into in the ordinary course of business), or (iii) any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of PrimeWest or any PrimeWest Subsidiary.

(ff)

Information to Independent Engineer. PrimeWest and OpCo have no reason to believe that (i) the GLJ Report, (ii) the Paddock Report and (ii) if applicable, any other reserve evaluation reports which may be or be deemed to be, included or incorporated by reference in the PrimeWest Information Circular, whether in addition to or as a replacement for the report referred to in clauses (i) and (ii) was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, PrimeWest and OpCo have no knowledge of a material adverse change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. PrimeWest (or, to its knowledge, Acquired Trust) has provided to GLJ or Paddock, as applicable, all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of the PrimeWest Subsidiaries, in each case as at the effective dates of such reports, and, in particular, all material information respecting the PrimeWest Subsidiaries’ interests in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no material adverse change in any of the material information so provided since the date thereof.

(gg)

No Insider Rights. No director, officer, insider or other party not at arm’s length to PrimeWest or the PrimeWest Subsidiaries has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of PrimeWest or the PrimeWest Subsidiaries.

(hh)

Disclosure. The data and information in respect of PrimeWest and the PrimeWest Subsidiaries and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of PrimeWest to or on behalf of Purchaser was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(ii)

Debt and Working Capital. As at August 31, 2007, PrimeWest’s consolidated indebtedness did not exceed the amount set forth in the Disclosure Letter, and as of July 31, 2007 PrimeWest’s consolidated positive working capital, excluding the current portion of long-term debt, was not less than the amount set forth in the Disclosure Letter.  The outstanding principal amounts of the PrimeWest Convertible Debentures, the PrimeWest US Secured Notes and the PrimeWest UK Secured Notes and obligations under the PrimeWest Credit Facilities Agreement as of August 31, 2007 were as set forth in the Disclosure Letter.

(jj)

Production. For the quarter ended June 30, 2007, the average daily production of PrimeWests and the Subsidiaries of PrimeWest for such quarter and the Acquired Trust and its subsidiaries for such quarter were as set forth in the Disclosure Letter.

( C-34 )

(kk)

No Defaults under Leases and Agreements.  Except as disclosed in the Disclosure Letter:

(i)

no PrimeWest Subsidiary has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to any PrimeWest Subsidiary’s oil and gas assets to which it is a party or by or to which it or any such assets are bound or subject except to the extent that such defaults would not individually or in the aggregate have a Material Adverse Effect; and

(ii)

to their knowledge, (A) each of the PrimeWest Subsidiaries is in good standing under all, and is not in default under any; and (B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except in each case to the extent that such defaults would not individually or in the aggregate have a Material Adverse Effect.

(ll)

No Encumbrances. None of the PrimeWest Subsidiaries has encumbered or alienated its interest in the PrimeWest Subsidiaries’ oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to: (i) encumbrances securing the PrimeWest Credit Facilities Agreement, the PrimeWest UK Secured Notes and the PrimeWest US Secured Notes and hedging transactions with lenders (or their affiliates), or (ii) encumbrances disclosed in the Disclosure Letter, or (iii) encumbrances arising in the ordinary course of business, consistent with past practice of PrimeWest and OpCo, which are not material in the aggregate.

(mm)

No Reduction of Interests. Except as disclosed in the Disclosure Letter, none of the PrimeWest Subsidiaries’ oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a PrimeWest Subsidiary except to the extent that all such reductions or changes to an interest would not individually or in the aggregate have a Material Adverse Effect.

(nn)

Royalties, Rentals and Taxes Paid. All royalties and rentals payable under the leases and other title and operating documents pertaining to the PrimeWest Subsidiaries’ oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable have been properly paid in full and in a timely manner except to the extent that such non-payment would not individually or in the aggregate have a Material Adverse Effect.

(oo)

Production Allowables and Production Penalties.

(i)

None of the wells in which any of the PrimeWest Subsidiaries holds an interest has been produced in excess of applicable produ0ction allowables imposed by any Applicable Law or any governmental authority and none of the PrimeWest Subsidiaries has any knowledge of any impending change in production allowables imposed by any Applicable Law or any governmental authority that may be applicable to any of the wells in which any of them holds an

( C-35 )

interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not individually or in the aggregate have a Material Adverse Effect.

(ii)

None of the PrimeWest Subsidiaries has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not individually or in the aggregate have a Material Adverse Effect.

(pp)>

Operation and Condition of Wells. All wells in which any of the PrimeWest Subsidiaries holds an interest:

(i)

for which any of the PrimeWest Subsidiaries was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law; and

(ii)

for which none of the PrimeWest Subsidiaries was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not individually or in the aggregate have a Material Adverse Effect;

(qq)

Operation and Condition of Tangibles. The PrimeWest Subsidiaries’ tangible depreciable property used or intended for use in connection with their oil and gas assets:

(i)

for which any of the PrimeWest Subsidiaries was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which a PrimeWest Subsidiary was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)

for which none of the PrimeWest Subsidiaries was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which none of the PrimeWest Subsidiaries was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not individually or in the aggregate have a Material Adverse Effect.

(rr)

Outstanding AFEs. There are no outstanding authorizations for expenditure pertaining to any of the PrimeWest Subsidiaries’ oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent PrimeWest Financial Statements in excess of $5 million for each such commitment, approval or authorization, or $20 million in the aggregate, other than those disclosed to Purchaser in the Disclosure Letter.

(ss)

Brokers and Finders. The PrimeWest and the PrimeWest Subsidiaries have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except CIBC World Markets Inc., which has been retained as PrimeWest’s financial advisor. The total obligation of PrimeWest and the PrimeWest Subsidiaries to such financial advisor is set forth in the engagement letter between PrimeWest and such advisor, the total of which obligation has been provided to Purchaser. After the payment of such financial obligations to CIBC World Markets Inc., PrimeWest and the PrimeWest Subsidiaries will not have any continuing obligations to such advisor other than those related to indemnification, confidentiality and the payment of expenses, including any goods and services tax payable thereon.

(tt)

Employment and Officer Obligations. Other than the PrimeWest Employment Agreements, OpCo’s existing health plan and pension obligations, the obligations referenced in Section  2.4 or as disclosed to Purchaser in the Disclosure Letter, there are no employment or consulting services agreements (which cannot be terminated on notice of 30 days or less), termination, severance and retention plans or policies

( C-36 )

of PrimeWest or the PrimeWest Subsidiaries.  The obligations of OpCo under the PrimeWest Employment Agreements and all such employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any PrimeWest incentive plan, arising out of or in connection with the Arrangement, including the obligations referred to in Section 2.4, shall not exceed the amount set forth in the Disclosure Letter.

(uu)

Confidentiality Agreements. All agreements entered into by PrimeWest with Persons other than Purchaser regarding the confidentiality of information provided to such Persons or reviewed by such Persons with respect to the sale of PrimeWest or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreement and PrimeWest has not waived the standstill or other provisions of any of such agreements.

(vv)

Outstanding Acquisitions. Neither PrimeWest nor any of the PrimeWest Subsidiaries have any rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed.

(ww)

Mutual Fund Trust. PrimeWest is, and at all times since its formation has been, a “mutual fund trust” and a “unit trust” within the meaning of the ITA.

(xx)

Place of Principal Offices.  The principal offices of PrimeWest and OpCo are not located in the United States.

(yy)

Foreign Private Issuer.  PrimeWest is a “foreign private issuer” within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(zz)

Investment Company.  Neither PrimeWest nor any PrimeWest Subsidiary is an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended.

(aaa)

Board Approval. The PrimeWest Board of Directors has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of PrimeWest and the PrimeWest Securityholders, and has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to the PrimeWest Unitholders and PrimeWest Exchangeable Shareholders and has resolved to unanimously recommend approval of the Arrangement by the PrimeWest Securityholders.

(bbb)

Off-Balance Sheet Arrangements.  Neither PrimeWest nor any of the PrimeWest Subsidiaries has any “off-balance sheet arrangements” as that term is understood under GAAP.

(ccc)

Intellectual Property.  The Disclosure Letter sets forth and describes all material Intellectual Property used in whole or part in the business of PrimeWest and the PrimeWest Subsidiaries and specifies, for each item, whether the Intellectual Property is owned by PrimeWest or the PrimeWest Subsidiary, or whether the Intellectual Property is used by PrimeWest or the PrimeWest Subsidiary under a license agreement or other arrangement with another Person.

(ddd)

Internal Controls.  PrimeWest and the PrimeWest Subsidiaries have implemented and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.  Each of PrimeWest and OpCo (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to such entity, including its consolidated Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of such entity by others within those entities, and (ii) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to such entity’s outside auditors and the audit committee of the PrimeWest Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would be reasonably likely to adversely affect such entity’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in such entity’s internal controls over

( C-37 )

financial reporting.  A true, correct and complete summary of any such disclosures made by management to such entity’s auditors and audit committee is set forth in the Disclosure Letter.

4.3

Privacy Issues

(a)

For the purposes of this Section 4.3, the following definitions shall apply:

(i)

“applicable law” means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii)

“applicable privacy laws” means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta).

(iii)

“authorized authority” means, in relation to any Person,  transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising  judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(iv)

“Personal Information” means information about an individual transferred to PrimeWest or OpCo to Purchaser in accordance with this Agreement and/or as a condition of the Arrangement.

(b)

The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the “Disclosed Personal Information”).

(c)

Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d)

Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e)

Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)

Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties’ obligations hereunder.  Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access such information in order to complete the Arrangement.

( C-38 )

(g)

Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information.  The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h)

Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the Party or, at the Party’s request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

ARTICLE 5
CONDITIONS PRECEDENT

5.1

Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

on or prior to October 26, 2007, the Interim Order shall have been granted in form and substance satisfactory to Purchaser and PrimeWest, each acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Purchaser or PrimeWest, each acting reasonably, on appeal or otherwise;

(b)

the Special Resolution shall have been passed by the PrimeWest Unitholders and PrimeWest Exchangeable Shareholders on or prior to December 10, 2007 in accordance with the Interim Order and in form and substance satisfactory to Purchaser and PrimeWest, each acting reasonably;

(c)

on or prior to the Business Day immediately preceding the Outside Date, the Final Order shall have been granted in form and substance satisfactory to Purchaser and PrimeWest, each acting reasonably;

(d)

the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to Purchaser and PrimeWest, each acting reasonably;

(e)

the Arrangement shall have become effective on or prior to the Outside Date;

(f)

the Competition Act Approval shall have been received;

(g)

the Investment Canada Approval shall have been received;

(h)

any waiting period under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or early termination thereof shall have been granted;

(i)

in addition to the approval required by Sections 5.1(f), (g) and (h), all other required regulatory, governmental and third party approvals and consents necessary for the completion of the Arrangement (excluding, for greater certainty, any approvals or consents of the lenders to PrimeWest and OpCo and the lessors under the offices leases of OpCo) shall have been obtained on terms and conditions, satisfactory to Purchaser and PrimeWest, each acting reasonably, all applicable statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period; and

(j)

there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic

( C-39 )

or foreign, that makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein.

The foregoing conditions are for the mutual benefit of Purchaser and of PrimeWest and OpCo, respectively, and may be asserted either by Purchaser or by PrimeWest and OpCo regardless of the circumstances and may be waived by Purchaser or by PrimeWest and OpCo (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Purchaser or  PrimeWest and OpCo may have, provided, that, (i) notwithstanding the foregoing, so long as Purchaser is not then in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement, Purchaser shall be the sole party entitled to assert or waive as a condition the failure to complete the actions described in clauses (a), (b) or (c) above on or before the dates specified therein (with, for the avoidance of doubt, all parties being able to assert or waive the conditions that such actions be completed in any event on or before the Effective Time); and (ii) no Party may assert the condition set forth in Section 5.1(e)  if the failure of Arrangement to become effective on or prior to the date specified therein shall be due to the failure of such Party to perform or comply in all material respects with the covenants and agreements of such Party, or the material breach of the representations or warranties of such Party,  set forth in this Agreement.

5.2

Additional Conditions to Obligations of Purchaser

The obligation of the Acquiring Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

PrimeWest shall have duly provided notice of the Meeting and mailed the Information Circular and other documentation required in connection with the Meeting on or before October 26, 2007;

(b)

each of the acts and undertakings of PrimeWest and OpCo to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by PrimeWest or OpCo, as applicable;

(c)

PrimeWest shall have furnished Purchaser with:

(i)

certified copies of the resolutions duly passed by the PrimeWest Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii)

certified copies of the resolution of PrimeWest Securityholders, duly passed at the Meeting, approving the Special Resolution;

(d)

the representations and warranties of PrimeWest and OpCo contained in Section  4.2 shall be true in all respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and each of PrimeWest and OpCo shall have complied in all respects with their covenants in this Agreement and Purchaser shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of OpCo acting solely on behalf of OpCo and not in their personal capacity, to the best of their information and belief having made reasonable inquiry and Purchaser will have no knowledge to the contrary;

(e)

there shall not have occurred any Material Adverse Change which has not been disclosed in the PrimeWest Public Record (other than disclosures in any exhibits or schedules thereto or in any documents incorporated by reference therein and other than any forward looking disclosures set forth in any risk factor section, any disclosures in any section relating to forward looking statements and any other disclosures included therein to the extent they are primarily predictive or forward-looking in nature) prior to the date hereof or disclosed to Purchaser in the Disclosure Letter;

(f)

Purchaser shall have received resignations and releases from the directors and officers of PrimeWest and the PrimeWest Subsidiaries as described in Section 3.2(h), in form satisfactory to Purchaser, acting reasonably, which releases shall contain exceptions for amounts or obligations owing to such directors or

( C-40 )

officers as a result of accrued but unpaid salary, bonus, benefits and other compensation and as a result of the Arrangement or pursuant to indemnity or directors’ and officers’ insurance arrangements and under Sections 2.4 and 2.6;

(g)

in the event that dissent rights are given to PrimeWest Securityholders under the terms of the Interim Order, holders of not greater than 10% of the PrimeWest Units shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date; and

(h)

no Governmental Entity (other than in connection with a registration, filing or submission referred to in Section 3.3(e)(ii)) shall have imposed, as a condition of granting any regulatory approval or clearance necessary or required under this Agreement, any material restriction, limitation or other obligation (including any obligation to hold separate or divest assets) relating to the governance, management, operation or business of any of the Parties or their Subsidiaries, unless Purchaser and Purchaser Guarantor, in their sole and absolute discretion, first consent in writing to the imposition of such requirement; and

(i)

there shall be no action taken under any existing Applicable Law which is enacted, enforced, promulgated or issued by any Governmental Entity, that results in a judgment or assessment of material damages on PrimeWest, OpCo or any PrimeWest Subsidiaries or Purchaser or any affiliate thereof (which, for the avoidance of doubt, does not include such matters as described in clause (h) above), directly or indirectly relating to the transactions contemplated herein; and

(j)

any review or investigation with respect to any submission to a Governmental Authority referred to in Section 3.3(e)(ii) shall have terminated, provided that in the event that as of the Outside Date the termination has not been obtained, this condition shall not be applicable.

The conditions in this Section  5.2 are for the exclusive benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances or may be waived by Purchaser in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Purchaser may have.

5.3

Additional Conditions to Obligations of PrimeWest and OpCo

The obligation of PrimeWest and OpCo to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)

each of the acts and undertakings of Purchaser to be performed on or before the Effective Date pursuant to the terms of this Agreement and the Plan of Arrangement shall have been duly performed by Purchaser;

(b)

Purchaser shall have furnished PrimeWest with certified copies of the resolutions duly passed by the board of directors of Purchaser approving this Agreement and the consummation of the transactions contemplated hereby; and

(c)

the representations and warranties of Purchaser contained in Section  4.1 shall be true in all respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and Purchaser shall have complied in all respects with its covenants in this Agreement and PrimeWest shall have received a certificate to that effect dated the Effective Date from two senior officers of Purchaser acting solely on behalf of Purchaser and not in their personal capacity, to the best of their information and belief having made reasonable inquiry and PrimeWest will have no knowledge to the contrary.

The conditions in this Section  5.3 are for the exclusive benefit of PrimeWest and OpCo may be asserted by PrimeWest and OpCo regardless of the circumstances or may be waived by PrimeWest and OpCo in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which PrimeWest and OpCo may have.

( C-41 )

5.4

Notice and Effect of Failure to Comply with Conditions

(a)

Each of Purchaser and PrimeWest shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)

If any of the conditions precedent set forth in Sections 5.1, 5.2 or 5.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity (as limited by this Agreement), terminate this Agreement at any time prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement provided that (i) Article 6 hereof shall survive any such termination; (ii) the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail, and to the extent applicable, all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent (more than one such notice may be delivered by a Party); (iii) so long as Purchaser is not then in material breach of any of its representations, warranties, covenants or other agreements contained in this Agreement, Purchaser shall be the sole party entitled to terminate this Agreement for the failure to complete the actions described in Sections 5.1(a), (b) or (c) on or before the dates specified therein (with, for the avoidance of doubt, all Parties being able to terminate this Agreement for the failure to complete such actions be completed in any event on or before the Effective Time); (iv) the Party for whose benefit the conditions set forth in Sections 5.2(d) and 5.3(c) are provided may terminate this Agreement at such time prior to the Effective Time if there shall have been a breach of representations, warranties, covenants or other agreements related to such condition which, individually or in the aggregate, would result in, if continuing or occurring at the Effective Time, the failure of such condition, and which is not cured within the earlier of the Outside Date or 30 days following written notice to the party committing such breach, or which cannot be cured within such time period, provided that no Party shall have the right to terminate this Agreement at any time with respect to the conditions set forth in Sections 5.2(d) or 5.3(c) if such Party is then in material breach of its covenants, agreements, representations or warranties contained in this Agreement; and (v) no Party may terminate this Agreement for a failure of the condition set forth in  Section 5.1(e) if the failure of Arrangement to become effective on or prior to the date specified therein shall be due to the failure of such Party to perform or comply in all material respects with the covenants and agreements of such Party, or the material breach of the representations or warranties of such Party, set forth in this Agreement.  More than one such notice may be delivered by a Party.

5.5

Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

6.1

Purchaser Damages

If at any time after the execution of this Agreement:

(a)

the PrimeWest Board of Directors has (or any committee of such board of directors has taken any action which if taken by the full board of directors would have): (i) withdrawn, changed or qualified or failed to include in the Information Circular any of its recommendations or determinations referred to in Section 3.2(o) and 4.2(aaa) in a manner adverse to Purchaser or shall have resolved to do so prior to the

( C-42 )

Effective Date, or (ii) upon being given reasonable notice by Purchaser in writing, failed to issue a press release no later than 5 Business Days prior to the Meeting (or such later time prior to the Meeting as Purchaser may request) reaffirming its recommendation of the Arrangement and the Special Resolution, or (iii) PrimeWest or its Board of Directors or any committee thereof shall authorize or publicly propose any of the foregoing;

(b)

an Acquisition Proposal has been publicly announced, or is proposed, offered or made to PrimeWest, OpCo or any of the PrimeWest Securityholders prior to the date of the Meeting, the PrimeWest Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval and any agreement with respect to any Acquisition Proposal is entered into, or the transaction relating to any Acquisition Proposal is completed within 12 months following the date of the Meeting or if the Meeting is not held, the initially announced date of the Meeting;

(c)

PrimeWest or the PrimeWest Board of Directors or any committee thereof accepts, recommends, approves or enters into an agreement, understanding, letter of intent or agreement in principle to implement a Superior Proposal; or

(d)

either PrimeWest or OpCo breaches any of its representations, warranties or covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change or materially impedes the completion of the Arrangement (any breach by PrimeWest or OpCo of Sections 2.1, 2.3, 3.2(n), 3.2(o), 3.2(r), 3.2(x) or 3.4 to be deemed conclusively to have materially impeded the completion of the Arrangement) and such breach other than with respect to the provisions listed in the foregoing parentheses, if curable, has not been cured within 10 Business Days after PrimeWest first becomes aware of such breach, and Purchaser gives notice to PrimeWest and OpCo that it does not intend to complete the Arrangement as a result of such breach;

(each of the above being a “Purchaser Damages Event”), then in the event of the termination of this Agreement pursuant to Section 8.1, PrimeWest shall pay to Purchaser the sum of $75,000,000 in immediately available funds to an account designated by Purchaser within one Business Day after the first to occur of the events described above, and, after such event but prior to payment of such amount, PrimeWest shall be deemed to hold such funds in trust for Purchaser.  Such amount shall constitute liquidated damages, and, upon payment in full of such amount to Purchaser, subject to Section  6.2 Purchaser shall be precluded from any other remedy against PrimeWest or OpCo, at law or in equity or otherwise, and Purchaser shall not seek to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against PrimeWest, OpCo, any of the other PrimeWest Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates in connection with this Agreement or the transactions contemplated hereby.

In the event an Acquisition Proposal is publicly announced or is proposed, offered or made to PrimeWest, OpCo or any of the PrimeWest Securityholders prior to the date of the Meeting and the PrimeWest Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval (the “Expenses Event”), PrimeWest shall (unless a Purchaser Damages Event under Section 6.1(a)m (b or (c),  or  shall have occurred) pay to Purchaser the sum of $10,000,000 in immediately available funds to an account designated by Purchaser within one Business Day after the first to occur of the date of the Meeting and, if the Meeting is not held, the initially announced date of the Meeting, and, after such event but prior to payment of such amount, PrimeWest shall be deemed to hold such funds in trust for Purchaser.  If, pursuant to Section 6.1(b), a Purchaser Damages Event occurs subsequent to an Expenses Event, the payment made in respect of the Expenses Event shall be credited against the payment required for Purchaser Damages Event.

6.2

Liquidated Damages

Each Party acknowledges that all of the payment amounts set out in this Article 6 are payments of liquidated damages which are a genuine pre-estimate of the damages which Purchaser will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. PrimeWest and OpCo irrevocably waive any right they may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the amounts pursuant to this Article 6 is the sole monetary remedy of Purchaser for any breach or breaches of this agreement by PrimeWest or OpCo.  Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or

( C-43 )

threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.  Nothing herein shall prevent PrimeWest or OpCo from bringing any action to recover actual damages from Purchaser or Purchaser Guarantor for a breach of this agreement by Purchaser or Purchaser Guarantor.

ARTICLE 7
AMENDMENT

7.1

Amendment

This Agreement may at any time and from time to time before or after the holding of the Meeting be amended by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of the PrimeWest Securityholders and any such amendment may, without limitation:

(a)

change the time for performance of any of the obligations or acts of the Parties;

(b)

waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)

waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)

waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment reduces or adversely affects the consideration to be received by a PrimeWest Securityholder (other than effects on the tax consequences thereto which are not, for the PrimeWest Securityholders taken as a whole, meaningful) without approval by the PrimeWest Securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

ARTICLE 8
TERMINATION

8.1

Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)

by mutual written consent of Purchaser and PrimeWest;

(b)

as provided in Section 5.4(b);

(c)

by Purchaser upon the occurrence of a Purchaser Damages Event as provided in Section 6.1; or

(d)

by PrimeWest prior to the approval of the Special Resolution, upon PrimeWest entering into a definitive agreement with respect to a Superior Proposal, in accordance with the provisions of Section 3.4 and the payment by PrimeWest to Purchaser of the amount required by Section 6.1 .

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (d) of this Section 8.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder except as set forth in Article 6 and each Party’s obligations in the Confidentiality Agreement which shall survive such termination, provided that no party shall be relieved or released from any liabilities or damages for fraud or wilful or intentional breach hereof.

(C-44 )

ARTICLE 9
NOTICES

9.1

Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:

(a)

in the case of PrimeWest or OpCo, to:

5100, 150 – 6th Avenue S.W.

Calgary, Alberta   T2P 3Y7

Attention:

Donald A. Garner, President and Chief Executive Officer

Facsimile:

(403) 699-7477

with a copy to:

Stikeman Elliott LLP

4300 Bankers Hall West

888 Third Street, S.W.

Calgary, Alberta T2P 5C5

Attention:

Leland Corbett

Facsimile:

(403) 266-9034

(b)

in the case of Purchaser or Purchaser Guarantor, to:

c/o Abu Dhabi National Energy Company PJSC

P.O. Box 55224

Abu Dhabi, United Arab Emirates

Attention:

Francois Duquette, General Counsel

Fax:

+971 2 642 2555

with a copy to:

Heenan Blaikie LLP

12 Floor

Fifth Avenue Place

1st Street SW

Calgary, Alberta, Canada

Attention:

Thomas Cotter

Fax:

(866) 224-5589

and to

Latham & Watkins LLP

885 Third Avenue, Suite 1000

New York, NY 10022

Attention:

Edward Sonnenschein
Fax:

(212) 751-4864

( C-45 )

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 10
GENERAL

10.1

Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

10.2

Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other Party.  Notwithstanding the foregoing prohibition on assignment, Purchaser may assign all of its obligations under this Agreement to an affiliate of Purchaser (but not if that assignment would extend the time for, or render less certain, the completion of the Arrangement) provided that such assignment shall not release Purchaser or Purchaser Guarantor from any of its obligations under this Agreement and provided further that, except in the case of a statutory amalgamation under the ABCA, such affiliate enters into an agreement with PrimeWest and OpCo satisfactory to PrimeWest and OpCo, acting reasonably, pursuant to which such affiliate expressly assumes all of Purchaser’s obligations under this Agreement and, if that assignment occurs before the Effective Time, that affiliate covenants to remain an affiliate of Purchaser until Effective Time. Subject to the foregoing, this Agreement shall inure to the benefit of, be enforceable by and be binding on the Parties and their respective successors (including any successor by agreement or by reason of amalgamation, merger, liquidation, operation or law or otherwise of any Party) and permitted assigns.

10.3

Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the other Party as to the wording of such disclosure prior to its being made.

10.4

Costs

Except as contemplated herein, each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby. Purchaser and PrimeWest shall share equally any filing fees payable for applications made under the Competition Act and the HSR Act in respect of the transactions contemplated by the Arrangement.

10.5

Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)

the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)

the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

( C-46 )

10.6

Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.7

Time of Essence

Time shall be of the essence of this Agreement.

10.8

Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

10.9

Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.10

Third Party Beneficiaries

The provisions of Section 2.4 and Section 2.6 are intended for the benefit of the directors, officers, employees and consultants of PrimeWest and the PrimeWest Subsidiaries referenced therein, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and PrimeWest and OpCo shall hold the rights and benefits of Section  2.4 and Section 2.6  in trust for and on behalf of the Third Party Beneficiaries and PrimeWest and OpCo hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries.

10.11

Obligations

The Parties hereto acknowledge that, with respect to PrimeWest being a party to this Agreement, OpCo is entering into this Agreement solely in its capacity as agent on behalf of PrimeWest and the obligations of PrimeWest hereunder shall not be personally binding upon the PrimeWest Trustee, OpCo or any of the PrimeWest Unitholders or any annuitant under a plan of which a PrimeWest Unitholder is a trustee or carrier (an “annuitant”) and that any recourse against PrimeWest, the PrimeWest Trustee, OpCo or any PrimeWest Unitholder or annuitant in any manner in respect of any indebtedness, obligation or liability of PrimeWest arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence, or tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Fund as defined in the PrimeWest Trust Indenture.  No former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of PrimeWest, OpCo or Purchaser or Purchaser Guarantor or any of their respective affiliates or any former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of any of the foregoing, shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of the Parties under this Agreement or of or for any action, suit, arbitration, claim, litigation, investigation, or proceeding based on, in respect of, or by reason of, the transactions contemplated hereby (including the breach, termination or failure to consummate such transactions), in each case whether based on contract, tort, strict liability, other Laws or otherwise and whether by piercing the corporate veil, by a claim by or on behalf of a party hereto or another Person or otherwise.

10.12

Counterparts

This Agreement may be executed in counterparts and by facsimile or other electronic signature, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

( C-47 )

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

PRIMEWEST ENERGY TRUST, by its Manager, PRIMEWEST ENERGY INC.		PRIMEWEST ENERGY INC.
Per:		Per:
	Name: Donald A. Garner Title: President and Chief Executive Officer		Name: Donald A. Garner Title: President and Chief Executive Officer
Per:		Per:
	Name: Title:		Name: Title:

1350849 ALBERTA LTD.		TAQA NORTH LTD
Per:		Per:
	Name: Title:		Name: Title:
Per:		Per:
	Name: Title:		Name: Title:

( C-48 )

SCHEDULE A

PLAN OF ARRANGEMENT

( A-1)

SCHEDULE “A”

Plan of Arrangement under Section 193
of the Business Corporations Act (Alberta)

INTERPRETATION

1.1

In this Plan of Arrangement, the following terms have the following meanings:

(a)

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)

“AcquireCo” means 1350849 Alberta Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of TAQA North Ltd.;

(c)

“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(d)

“Arrangement Agreement” means the agreement dated September 24, 2007 among, TAQA North Ltd., AcquireCo, PrimeWest, and PEI with respect to the Arrangement and all amendments thereto;

(e)

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(f)

“Business Day” means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

(g)

“Certificate” means the certificate or certificates or confirmation of filing which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA;

(h)

“Court” means the Court of Queen’s Bench of Alberta;

(i)

“Depositary” means Computershare Investor Services Inc. or such other company as may be designated by PrimeWest and AcquireCo;

(j)

“Dissenting Securityholders” means registered holders of PrimeWest Units or PrimeWest Exchangeable Shares who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(k)

“Effective Date” means the date the Articles of Arrangement are effective under the ABCA;

(l)

“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date;

(m)

“Final Order” means the order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(n)

“Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

( A-1)

(o)

“Letters of Transmittal” means the letters of transmittal accompanying the information circular sent to the PrimeWest Securityholders pursuant to which such holders are required to deliver certificates representing PrimeWest Securities in order to receive the consideration payable to them pursuant to the Arrangement;

(p)

“Meeting” means the special meeting of PrimeWest Securityholders and PrimeWest UAR Holders to be held to consider the Arrangement Resolution and related matters, and any adjournment thereof;

(q)

“PEI” means PrimeWest Energy Inc., a corporation amalgamated under the ABCA and a subsidiary of PrimeWest;

(r)

“PEI Note” means a non-interest bearing, unsecured demand promissory note of PEI payable in Canadian funds in a principal amount equal to the aggregate amount loaned by AcquireCo to PEI pursuant to Section 3.1(b), with any conversion of United States funds to Canadian funds for the purposes of calculating the principal amount of the PEI Note being based on the noon buying rate on the last Business Day prior to the Effective Date in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York;

(s)

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

(t)

“PrimeWest” means PrimeWest Energy Trust, an open-ended unincorporated investment trust created under the laws of the Province of Alberta;

(u)

“PrimeWest America” means PrimeWest America Inc., a corporation incorporated under the ABCA and a wholly-owned subsidiary of PEI;

(v)

“PrimeWest Arrangement Resolution” means the special resolution in respect of the Arrangement to be voted upon by PrimeWest Securityholders and PrimeWest UAR Holders at the Meeting;

(w)

“PrimeWest Declaration of Trust” means the declaration of trust dated August 2, 1996 among Computershare Trust Company of Canada, as trustee, PEI and the Initial Unitholder (as therein defined), as amended and restated as of July 11, 2007, and as further amended from time to time;

(x)

“PrimeWest Exchangeable Shareholders” means the holders of PrimeWest Exchangeable Shares;

(y)

“PrimeWest Exchangeable Shares” means the exchangeable shares in the capital of PEI;

(z)

“PrimeWest LLC” means PrimeWest Oil LLC, a corporation incorporated under the laws of the State of Colorado and a wholly-owned subsidiary of PrimeWest ULC;

(aa)

“PrimeWest LLC Asset Value” means an amount in United States funds equal to the value of the assets of PrimeWest LLC immediately prior to the Effective Time, as determined by PrimeWest LLC, minus the principal amount of the PrimeWest LLC Indebtedness and minus US$1,000;

(bb)

“PrimeWest LLC Indebtedness” means certain indebtedness in the principal amount of US$230,000,000 owing by PrimeWest LLC to PrimeWest ULC;

( A-2 )

(cc)

“PrimeWest LTIP” means the long term incentive plan of PrimeWest dated October 16, 1996 and amended May 4, 2006;

(dd)

“PrimeWest Partnership” means PrimeWest Energy North America Partnership, a general partnership established under the laws of the State of Colorado and a direct and indirect wholly-owned subsidiary of PEI;

(ee)

“PrimeWest Partnership Indebtedness” means certain indebtedness in the principal amount of US$207,000,000 owing by PrimeWest Partnership to a syndicate of third party lenders;

(ff)

“PrimeWest Petroleum” means PrimeWest Petroleum Inc., a corporation incorporated under the laws of the State of Colorado and a direct and indirect wholly-owned subsidiary of PrimeWest;

(gg)

“PrimeWest Petroleum Indebtedness” means certain indebtedness in the principal amount of US$230,000,000 owing by PrimeWest Petroleum to PrimeWest LLC;

(hh)

“PrimeWest Petroleum Preferred Shares” means preferred stock, US$0.001 par value, in the capital of PrimeWest Petroleum;

(ii)

“PrimeWest Right” means a unit appreciation right issued under the PrimeWest LTIP;

(jj)

“PrimeWest Securities” means, collectively, the PrimeWest Units and the PrimeWest Exchangeable Shares;

(kk)

“PrimeWest Securityholders” means, collectively, the PrimeWest Unitholders and the PrimeWest Exchangeable Shareholders;

(ll)

“PrimeWest ULC” means PrimeWest Energy Development ULC, an unlimited liability corporation incorporated under the ABCA and a wholly-owned subsidiary of PrimeWest Partnership;

(mm)

“PrimeWest ULC Indebtedness” means certain indebtedness in the principal amount of US$230,000,000 owing by PrimeWest ULC to PrimeWest Partnership;

(nn)

“PrimeWest Unitholders” means the holders from time to time of one or more PrimeWest Units;

(oo)

“PrimeWest UAR Holders” means the holders from time to time of one or more PrimeWest Rights;

(pp)

“PrimeWest Units” means the trust units of PrimeWest;

(qq)

“Registrar” means the Registrar appointed under Section 263 of the ABCA;

(rr)

“Subsidiary” means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such Person is not a corporation, as if such person were a corporation)) of such Person and includes any general partnership, limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation; and

(ss)

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time.

( A-3 )

1.2

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3

Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6

References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.7

Any reference to a sum of money or funds in this Plan of Arrangement shall be considered to be a reference to lawful money of Canada, except that any reference to a sum of money or funds indicated by the symbol “US$” or indicated as being United States funds shall be considered to be a reference to lawful money of the United States.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2

This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) the PrimeWest Securityholders and PrimeWest UAR Holders; (ii) PrimeWest, PEI, PrimeWest ULC, PrimeWest America; and (iii) AcquireCo.

2.3

The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(10) of the ABCA.

ARTICLE 3
ARRANGEMENT

3.1

Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur, except as otherwise expressly noted, one minute apart and in the following order without any further act or formality:

(a)

the PrimeWest Declaration of Trust, the constating documents of PEI and the PrimeWest LTIP shall be amended:

(i)

to the extent necessary to enable the PrimeWest Units held by each PrimeWest Unitholder to be transferred to and acquired by AcquireCo in accordance with Section 3.1(m);

( A-4 )

(ii)

to the extent necessary to enable the PrimeWest Exchangeable Shares held by each PrimeWest Exchangeable Shareholder to be transferred to and acquired by AcquireCo in accordance with Section 3.1(o);

(iii)

to the extent necessary to enable the PrimeWest Unit Appreciation Rights held by each PrimeWest UAR Holder to be transferred to and acquired by PEI in accordance with Section 3.1(q); and

(iv)

otherwise to the extent necessary to facilitate the Arrangement;

(b)

in exchange for the issuance and delivery by PEI to AcquireCo of the PEI Note, AcquireCo shall lend to PEI:

(i)

an amount of money in United States funds equivalent to the principal and, to the extent designated by PrimeWest Petroleum, all or a portion of the accrued and unpaid interest outstanding at the Effective Time with respect to the PrimeWest Petroleum Indebtedness; and

(ii)

an amount of money equivalent to the aggregate amount required to be paid by PEI to the PrimeWest UAR Holders in accordance with Section 3.1(q) of this Plan of Arrangement;

(c)

PEI shall subscribe for PrimeWest Petroleum Preferred Shares for aggregate subscription proceeds payable in United States funds equivalent to the amount of money loaned to PEI by AcquireCo pursuant to Section 3.1(b)(i) and PEI shall cause PrimeWest Petroleum to issue to PEI one (1) PrimeWest Petroleum Preferred Share for each US$10.00 in subscription proceeds so received;

(d)

PEI shall cause PrimeWest Petroleum to pay to PrimeWest LLC in United States funds all accrued and unpaid interest owing to the Effective Time on the PrimeWest Petroleum Indebtedness;

(e)

PEI shall cause PrimeWest Petroleum to pay to PrimeWest LLC in United States funds the principal amount owing with respect to the PrimeWest Petroleum Indebtedness and the PrimeWest Petroleum Indebtedness shall be deemed to have been satisfied and discharged;

(f)

PEI and PrimeWest ULC shall cause PrimeWest LLC to declare and pay a dividend in United States funds in an aggregate amount equal to the PrimeWest LLC Asset Value to PrimeWest ULC as the sole shareholder of PrimeWest LLC;

(g)

PEI and PrimeWest shall cause PrimeWest LLC to pay to PrimeWest ULC in United States funds the principal amount owing with respect to the PrimeWest LLC Indebtedness and the PrimeWest LLC Indebtedness shall be deemed to have been satisfied and discharged;

(h)

PrimeWest ULC shall assume all of the assets and liabilities of PrimeWest LLC and PEI and PrimeWest ULC shall cause PrimeWest LLC to be dissolved in accordance with the laws of its jurisdiction of incorporation;

(i)

PrimeWest ULC shall pay to PrimeWest Partnership in United States funds the principal amount and accrued and unpaid interest owing with respect to the PrimeWest ULC Indebtedness and the PrimeWest ULC Indebtedness shall be deemed to have been satisfied and discharged;

(j)

PEI and PrimeWest America shall cause PrimeWest Partnership to pay to the holders of the PrimeWest Partnership Indebtedness in United States funds the principal amount and accrued and unpaid interest owing with respect to the PrimeWest Partnership Indebtedness;

( A-5 )

(k)

PEI shall assume all of the assets and liabilities of PrimeWest America and PrimeWest America shall be dissolved;

(l)

upon the dissolution of PrimeWest Partnership resulting from the dissolution of PrimeWest America, PEI shall assume all of the assets and liabilities of PrimeWest ULC and PrimeWest ULC shall be dissolved;

(m)

each PrimeWest Unit issued and outstanding at the Effective Time shall be transferred to and acquired by AcquireCo in exchange for an amount in cash equal to $26.75 for each PrimeWest Unit so transferred or, in the case of PrimeWest Units held by Dissenting Securityholders, the amount payable pursuant to Section 4.1;

(n)

upon the transfer of PrimeWest Units pursuant to subsection 3.1(m), the name of each PrimeWest Unitholder, including each Dissenting Securityholder who holds PrimeWest Units, shall be removed from the register of PrimeWest Unitholders and AcquireCo shall be added to the register of PrimeWest Unitholders;

(o)

each PrimeWest Exchangeable Share issued and outstanding at the Effective Time shall be transferred to and acquired by AcquireCo in exchange for an amount in cash equal to the product of $26.75 and the exchange rate of the PrimeWest Exchangeable Shares (expressed as the number of PrimeWest Units that are issuable as of the Effective Date on the exchange of one (1) PrimeWest Exchangeable Share) for each PrimeWest Exchangeable Share so transferred or, in the case of PrimeWest Exchangeable Shares held by Dissenting Securityholders, the amount payable pursuant to Section 4.1;

(p)

upon the transfer of PrimeWest Exchangeable Shares pursuant to subsection 3.1(o), the name of each PrimeWest Exchangeable Shareholder, including each Dissenting Securityholder who holds PrimeWest Exchangeable Shares, shall be removed from the register of PrimeWest Exchangeable Shareholders and AcquireCo shall be added to the register of PrimeWest Exchangeable Shareholders; and

(q)

each PrimeWest Right issued and outstanding at the Effective Time shall be transferred to and acquired by PEI and cancelled in exchange for an amount in cash equal to the amount that the holder of such PrimeWest Right would be entitled if the PrimeWest Right had been exercised on the Effective Date and the “Exercise Date Unit Price”, as defined in the PrimeWest LTIP, had been equal to $26.75.

3.2

PrimeWest and PEI shall make the appropriate entries into their securities registers to reflect the matters referred to under Section 3.1 and PEI shall cause PrimeWest Petroleum to make the appropriate entries into its securities register to reflect the matters referred to under Section 3.1.

ARTICLE 4
DISSENTING SECURITYHOLDERS

4.1

Each registered holder of PrimeWest Securities shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order.  A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of PrimeWest Securities and shall only be entitled to be paid the fair value of the holder’s PrimeWest Securities by AcquireCo in accordance with Section 191 of the ABCA, as modified by this Plan of Arrangement and the Interim Order.  A Dissenting Securityholder who is paid the fair value of the holder’s PrimeWest Securities shall be deemed to have transferred the holder’s PrimeWest Securities to AcquireCo at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA.  A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder’s PrimeWest Securities shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of PrimeWest Securities, notwithstanding the provisions of Section 191 of the ABCA. The fair value of the PrimeWest Securities shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of PrimeWest Securities at the Meeting; but in no event shall PrimeWest, AcquireCo or

( A-6 )

any other Person be required to recognize such Dissenting Securityholder as a securityholder of PrimeWest after the Effective Time and the name of such holder shall be removed from the applicable register of securityholders as at the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1

At, or prior to the Effective Time, AcquireCo shall deposit cash in immediately available funds (at Calgary) with the Depositary, in an amount sufficient to pay all cash consideration payable by it to PrimeWest Securityholders and PrimeWest UAR Holders under this Plan of Arrangement.  From and after the deposit of such cash, the Depositary shall be considered to hold such funds for the sole benefit of the PrimeWest Securityholders and PrimeWest UAR Holders.  The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned upon such funds shall be for the account of AcquireCo.

5.2

From and after the Effective Time, certificates formerly representing PrimeWest Securities that were exchanged pursuant to Section 3.1 shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement or, in case of Dissenting Securityholders, under Section 4.1.

5.3

AcquireCo shall cause the Depositary to, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of PrimeWest Securities of a duly completed Letter of Transmittal, the certificates representing such PrimeWest Securities and such other documents and instruments as the Depositary may reasonably require, either:

(a)

forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b)

if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

the cash which such holder has the right to receive pursuant to Section 3.1 or 4.1, net of any applicable withholding taxes.

5.4

If any certificate which immediately prior to the Effective Time represented an interest in outstanding PrimeWest Securities that were transferred pursuant to Section 3.1 or 4.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of the Depositary, PrimeWest and AcquireCo, which bond is in form and substance satisfactory to each of the Depositary, PrimeWest and AcquireCo, or shall otherwise indemnify the Depositary, PrimeWest and AcquireCo against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.5

PrimeWest, PEI, AcquireCo and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any holder of PrimeWest Securities and PrimeWest Rights such amounts as any of PrimeWest, PEI, AcquireCo or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended, or any provision of applicable federal, provincial, state, local or foreign tax law.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the PrimeWest Securities and PrimeWest Rights in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

( A-7 )

5.6

Any certificate formerly representing PrimeWest Securities that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such securities to receive cash.

ARTICLE 6
AMENDMENTS

6.1

PrimeWest, PEI and AcquireCo may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (a) set out in writing; (b) approved by the other parties; (c) filed with the Court and, if made following the Meeting, approved by the Court; and (d) communicated to holders of PrimeWest Securities if and as required by the Court.

6.2

Any amendment to this Plan of Arrangement may be proposed by PrimeWest, PEI and AcquireCo  at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3

Any amendment to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of PrimeWest, PEI and AcquireCo.

6.4

Any amendment to this Plan of Arrangement may be made prior to or following the Effective Time by PrimeWest, PEI and AcquireCo, provided that it concerns a matter which, in the reasonable opinion of PrimeWest, PEI and AcquireCo, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of PrimeWest, PEI and AcquireCo or any former holder of PrimeWest Securities.

( A-8 )

APPENDIX D
FAIRNESS OPINION

CIBC World Markets Inc.
9th Floor, Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta T2P 4J7

Tel: (403) 260-0500
Fax: (403) 260-0524

September 23, 2007

To the Board of Directors:

We understand that PrimeWest Energy Trust (the "Trust") and PrimeWest Energy Inc. (the "Opco", and together with the Trust, "PrimeWest") are proposing to enter into an arrangement agreement (the "Arrangement Agreement") with 1350849 Alberta Ltd. and TAQA North Ltd. (collectively, the "Purchaser") providing for, among other things, the acquisition (the "Transaction") by the Purchaser of all of the outstanding trust units (the "Units") of the Trust and all of the outstanding exchangeable shares (the "Exchangeable Shares") of the Opco.

We understand that pursuant to the Arrangement Agreement:

a) the Purchaser will acquire each of the issued and outstanding Units in consideration for Cdn.$26.75 in cash per Unit;

c) the Transaction will be effected by way of a plan of arrangement under Section 193 of the *Business Corporations Act* (Alberta);

d) the completion of the Transaction will be conditional upon, among other things, approval by at least two-thirds of the votes cast by PrimeWest Securityholders (as defined in the Arrangement Agreement), voting together as a single class, who are present in person or represented by proxy at the special meeting (the "Special Meeting") of such securityholders and the approval of the Court of Queen's Bench of Alberta; and

e) the terms and conditions of the Transaction will be described in a management information circular of the Trust and related documents (the "Circular") that will be mailed to PrimeWest Securityholders in connection with the Special Meeting.

Engagement of CIBC World Markets

By letter agreement dated August 1, 2007 (the "Engagement Agreement"), the Trust retained CIBC World Markets Inc. ("CIBC World Markets") to, among other things, provide financial advice to the Trust and the board of directors (the "Board of Directors") of the

Opco in connection with the potential sale of the Trust to the Purchaser. Pursuant to the Engagement Agreement, the Trust and the Board of Directors have requested that we prepare and deliver our written opinion (the "Opinion") as to the fairness, from a financial point of view, of the consideration to be received by the holders of Units and the consideration to be received by the holders of Exchangeable Shares pursuant to the Arrangement Agreement.

CIBC World Markets will be paid a fee for rendering the Opinion and will be paid an additional fee that is contingent upon the completion of the Transaction. The Trust has also agreed to reimburse CIBC World Markets for its reasonable expenses and to indemnify CIBC World Markets in respect of certain liabilities that might arise out of our engagement.

Credentials of CIBC World Markets

CIBC World Markets is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, among other things, the following:

i) A draft dated September 22, 2007 of the Arrangement Agreement;

ii) Annual Reports of the Trust, including the comparative audited consolidated financial statements and management's discussion and analysis contained therein, as at and for the years ended December 31, 2006 and 2005;

iii) Annual Reports of Shiningbank Energy Income Fund ("Shiningbank"), including the comparative audited consolidated financial statements and management's discussion and analysis contained therein, as at and for the years ended December 31, 2006 and 2005;

iv) Annual Information Forms of the Trust dated March 15, 2007 and March 15, 2006;

v) Annual Information Forms of Shiningbank dated March 14, 2007 and March 16, 2006;

vi) Management Proxy Circulars of the Trust dated March 23, 2007 and March 29, 2006;

vii) Management Proxy Circulars of Shiningbank dated March 27, 2007 and March 30, 2006;

viii) Comparative unaudited consolidated financial statements of the Trust for the quarters ended June 30, 2007 and March 31, 2007;

ix) Management's discussion and analysis of the Trust for the quarters ended June 30, 2007 and March 31, 2007;

x) Comparative unaudited consolidated financial statements of Shiningbank for the quarter ended March 31, 2007;

xi) Management's discussion and analysis of Shiningbank for the quarter ended March 31, 2007;

xii) Joint Information Circular and Proxy Statement dated June 7, 2007 with respect to the Plan of Arrangement involving the Trust, the Opco, Shiningbank, Shiningbank Energy Ltd., Shiningbank Holdings Corporation, 1320659 Alberta Ltd., PrimeWest securityholders and Shiningbank securityholders;

xiii) Material change reports of the Trust dated July 11, 2007, May 10, 2007 and June 24, 2006;

xiv) Business acquisition report of the Trust dated July 26, 2007;

xv) Final short form prospectuses of the Trust dated January 4, 2007 and May 12, 2006;

xvi) The evaluation report, effective December 31, 2006, of GLJ Petroleum Consultants ("GLJ"), independent engineering consultants, regarding certain petroleum and natural gas reserves of the Trust;

xvii) The evaluation report, effective December 31, 2006, of Paddock Lindstrom & Associates Ltd., independent engineering consultants, regarding certain petroleum and natural gas reserves of Shiningbank Energy Income Fund;

xviii) Selected public information related to the business, operations, financial performance and trading histories of the Trust, Abu Dhabi National Energy Company and other selected oil and gas companies and royalty trusts;

xix) Certain financial, operational, corporate and other information of the Trust, including internal management forecasts, budgets and certain reports of petroleum and natural gas reserves prepared by or obtained from the Trust;

xx) Selected financial statistics and relevant financial information with respect to relevant precedent transactions;

xxi) Selected relevant reports published by research analysts and industry sources regarding the Trust and other comparable public entities;

xxii) Certificates addressed to us and dated the date hereof, as to matters of fact relevant to the Transaction, from senior officers of the Opco, on behalf of the Trust and the Opco, as to the accuracy and completeness of the information upon which this Opinion is based; and

xxiii) Such other financial, market, corporate and industry information, research reports, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of PrimeWest as well as members from GLJ regarding PrimeWest's past and current business operations, financial condition and future prospects. We have also participated in discussions with Stikeman Elliott LLP, legal counsel to PrimeWest, regarding the Transaction, the Arrangement Agreement and related matters.

Assumptions and Limitations

Our Opinion is subject to the assumptions, explanations and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of PrimeWest, the Purchaser or any of their respective affiliates and our Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Transaction.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by PrimeWest or its representatives or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Trust in connection with preparing this Opinion. Accordingly, with your permission, we have relied upon and assumed the accuracy and fair presentation of the Trust's audited financial statements and the reports of the auditors thereon.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning PrimeWest and relied upon in our financial analyses, we have assumed (subject to the exercise of our professional judgment) that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of PrimeWest, having regard to PrimeWest's business, financial condition, plans and prospects.

We have also assumed that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof, that the Transaction will be completed substantially in accordance with the terms of the Arrangement Agreement and all applicable laws and that the Circular will disclose all material facts relating to the Transaction and will satisfy all applicable legal requirements.

PrimeWest has represented to us, in a certificate of two senior officers of PrimeWest delivered as at the date hereof, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of PrimeWest, including the written information and discussions concerning PrimeWest and referred to above under the heading "Scope of Review" (collectively, the "Information") are complete and correct at the date the Information was provided to us and that, since the date of the Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of PrimeWest or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Transaction or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of PrimeWest as they are reflected in the Information and as they were represented to us in our discussions with management of PrimeWest and its representatives and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction.

The Opinion has been provided to the Board of Directors for its exclusive use only in considering the Transaction and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CIBC World Markets. Our Opinion is not intended to be and does not constitute a recommendation to the Board of Directors as to whether they should approve the Arrangement Agreement nor as a recommendation to any PrimeWest Securityholder as to how to vote or act at the Special Meeting. Our Opinion is not to be construed as an opinion as to the fairness of the allocation, as between holders of the Units and holders of the Exchangeable Shares, of the aggregate consideration payable by the Purchaser pursuant to the Transaction.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that:

Yours very truly,

CIBC World Markets Inc.

( D-5 )

APPENDIX E
SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

191(1)

Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)

amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)

amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1) amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c)

amalgamate with another corporation, otherwise than under section 184 or 187,

(d)

be continued under the laws of another jurisdiction under section 189, or

(e)

sell, lease or exchange all or substantially all its property under section 190.

(2)

A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)

In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)

A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)

A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)

at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)

if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6)

An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)

by the corporation, or

(b)

by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

( E-1 )

(7)

If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)

Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)

at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)

within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)

Every offer made under subsection (7) shall

(a)

be made on the same terms, and

(b)

contain or be accompanied with a statement showing how the fair value was determined.

(10)

A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)

A dissenting shareholder

(a)

is not required to give security for costs in respect of an application under subsection (6), and

(b)

except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)

In connection with an application under subsection (6), the Court may give directions for

(a)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)

the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)

the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)

the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)

the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)

the service of documents, and

(g)

the burden of proof on the parties.

(13)

On an application under subsection (6), the Court shall make an order

(a)

fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)

giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

( E-2 )

(c)

fixing the time within which the corporation must pay that amount to a shareholder, and

(d)

fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)

On:

(a)

the action approved by the resolution from which the shareholder dissents becoming effective,

(b)

the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)

the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)

Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)

Until one of the events mentioned in subsection (14) occurs,

(a)

the shareholder may withdraw the shareholder’s dissent, or

(b)

the corporation may rescind the resolution, and in either event proceedings under this section shall be discontinued.

(17)

The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)

If subsection (20) applies, the corporation shall, within 10 days after

(a)

the pronouncement of an order under subsection (13), or

(b)

the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)

Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)

A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)

the corporation is or would after the payment be unable to pay its liabilities as they become due, or

( E-3 )

(b)

the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

( E-4 )